UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __ to __

Commission File Number: 001-40304



Frontier Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**46-3681866**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

4545 Airport Way
Denver, CO 80239
(720) 374-4550
(Address of principal executive offices, including zip code, and Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	ULCC	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $204 million, computed by reference to the closing sale price of the registrant's common stock on the Nasdaq Global Select Market on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter.

The registrant had 229,609,718 shares of common stock, $0.001 par value per share, outstanding as of February 13, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2026 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

	Page
Part I	
Item 1. Business	5
Item 1A. Risk Factors	23
Item 1B. Unresolved Staff Comments	56
Item 1C. Cybersecurity	56
Item 2. Properties	58
Item 3. Legal Proceedings	58
Item 4. Mine Safety Disclosure	58
Part II	
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	59
Item 6. [Reserved]	60
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	61
Item 7A. Quantitative and Qualitative Disclosure About Market Risk	82
Item 8. Financial Statements and Supplementary Data	84
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	123
Item 9A. Controls and Procedures	123
Item 9B. Other Information	124
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	124
Part III	
Item 10. Directors, Executive Officers and Corporate Governance	124
Item 11. Executive Compensation	124
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	124
Item 13. Certain Relationships and Related Transactions, and Director Independence	124
Item 14. Principal Accountant Fees and Services	124
Part IV	
Item 15. Exhibits and Financial Statement Schedules	125
Item 16. Form 10-K Summary	135
Signatures	136

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K should be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Words such as "may," "might," "will," "should," "could," "would," "expect," "intends," "plan," "anticipate," "believe," "estimate," "project," "targets," "predict," "potential," and similar expressions intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. This Annual Report on Form 10-K contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in Part I, Item 1A, "Risk Factors", Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other factors set forth from time to time under the sections captioned "Risk Factors" in our reports and other documents filed with the Securities and Exchange Commission (the "SEC"). Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Summary Risk Factors

Our business is subject to a number of risks and uncertainties that may affect our business, results of operations and financial condition, or the trading price of our common stock or other securities. We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risks and uncertainties emerge from time to time. Management cannot predict such new risks and uncertainties, nor can it assess the extent to which any of the risk factors below or any such new risks and uncertainties, or any combination thereof, may impact our business. The risks identified below are more fully described in Part I, Item 1A, "Risk Factors." Such factors include:

Risks Related to Our Industry

- changes in economic conditions affecting demand for air travel, including from economic slowdowns, recessions, inflationary pressures, rising interest rates, financial market fluctuations, supply chain challenges, reduced credit availability, and global conflict;
- the ability to attract and retain qualified personnel at reasonable costs or maintain our company culture;
- the ability to operate in an exceedingly competitive industry against legacy network airlines, low-cost carriers ("LCCs") and other ultra low-cost carriers ("ULCCs");
- the price and availability of aircraft fuel;
- compliance with, and any changes in, governmental regulation;
- any restrictions on or increased taxes applicable to charges for non-fare products and services paid by airline passengers or the imposition of burdensome consumer protection regulations or laws;
- the impact of climate change and related laws, regulations, litigation and changing consumer preferences;
- environmental and noise laws and regulations;
- factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, government shutdowns, major construction or improvement projects at airports, aircraft and engine defects, U.S. Federal Aviation Administration ("FAA") grounding of aircraft, adverse weather conditions, increased security measures, new travel-related identification requirements, taxes or fees, natural disasters or outbreaks of disease;
- competition from air travel substitutes;

- future public health threats or outbreaks of disease, including pandemics similar to the COVID-19 pandemic, as well as measures to reduce the spread of such disease and the related economic impact, that negatively impact the demand for air travel;
- threatened or actual terrorist attacks or security concerns;
- decline in, or suspension of, funding or operations of the U.S. federal government or its agencies;
- our presence in international emerging markets that may experience political or economic instability and a failure to comply with legal requirements; and
- increases in insurance costs or inability to secure adequate insurance coverage.

Risks Related to Our Business

- our failure to implement our business strategy successfully;
- our ability to control our costs and maintain a competitive cost structure;
- our ability to grow or maintain our unit revenues or maintain our non-fare revenues;
- our ability to grow our fleet is dependent on a limited number of suppliers;
- the long-term nature of our fleet and order book which commits us to Airbus S.A.S. ("Airbus") aircraft and the engines available for such aircraft for a substantial period of time into the future;
- any increased labor costs, union disputes and other labor-related disruptions;
- our inability to expand or operate reliably and efficiently out of airports where we maintain a large presence;
- any damage to our reputation or brand image;
- our reputation and business being adversely affected in the event of an emergency, accident, or similar public incident involving our aircraft or personnel;
- increasing scrutiny and evolving expectations from customers, regulators, investors and other stakeholders or competitors with respect to our environmental, social and governance practices, commitments or the quality or progress thereof;
- any negative publicity regarding our customer service;
- our inability to maintain a high daily aircraft utilization rate;
- being highly dependent upon cash balances and operating cash flows;
- our ability to obtain financing or access capital markets;
- our maintenance obligations;
- aircraft-related fixed obligations and obligations under other debt arrangements that could impair our liquidity;
- our reliance on third-party specialists and other commercial partners to perform functions integral to our operations;
- our reliance on third-party distribution channels to distribute a portion of our airline tickets;
- our reliance on technology and automated systems to operate our business;
- unauthorized use or user exploitation of our IT Systems (as defined below in 1A Risk Factors);
- our dependence on select large markets;
- changes in legislation, regulation and government policy;
- the impact of U.S. tax legislation;
- our ability to use our net operating loss carryforwards;
- any tariffs imposed on commercial aircraft and related parts;
- the loss of key personnel;
- our reliance on our private equity sponsor;
- fluctuations in our quarterly results of operations; and
- our lack of membership in a marketing alliance or codeshare arrangement.

Risks Related to Owning Our Common Stock

- the market price for our common stock may be volatile;
- analysts may not publish reports or publish negative reports about our business;
- the issuance or sale of our common stock could depress the trading price;
- the value of our common stock may be affected by additional issuances of common stock or sales;

- our anti-takeover provisions may delay or prevent a change of control;
- our exclusive forum provisions in our governing documents;
- our renouncement of our interest and expectancy in certain corporate opportunities;
- our limits on ownership, control and voting by non-U.S. citizens; and
- our reliance on dividends, distributions and other payments from our subsidiaries.

General Risk Factors

- potential involvement in litigation that could have a material adverse effect on our business.

PART I

ITEM 1. BUSINESS

Overview

Frontier Group Holdings, Inc. is the parent company of Frontier Airlines, Inc. ("Frontier" or "the Company"), an ultra low-cost carrier. We are headquartered in Denver, Colorado and offer flights throughout the United States and to select near international destinations in the Americas. As of December 31, 2025, we had a fleet of 176 Airbus single-aisle aircraft, consisting of 6 A320ceos, 89 A320neos, 21 A321ceos and 60 A321neos. Our unique strategy is underpinned by our low-cost structure and superior low-fare brand.

Our Business Model

Our business model is based on our unique ULCC strategy and customer offerings. While our strategy is similar to the business models utilized by other ULCCs, including with respect to low-cost structure, low fares and flexible optional services, we believe our strategy differentiates us from other ULCCs as a result of our focus on delivering a family-friendly customer experience with a more upscale look and feel than traditionally experienced on ULCCs globally. From the perspective of our customers, our business model provides a product offering that combines low-cost fares with dependable customer service, a customer-friendly digital platform, a modern fleet, comfortable cabin seating, a rewarding frequent flyer program, flexible optional and bundled services, and operational integrity. Additionally, our A320neo family fleet, along with our use of high-density seating configuration and weight-saving initiatives, have contributed to Frontier having the most fuel-efficient fleet of all major U.S. carriers when measured by available seat miles ("ASMs") per fuel gallon consumed during the year ended December 31, 2025, which helps us maintain our low-cost structure.

Our Competitive Strengths & Our Business Strategy

Our goal is to offer the most attractive option for air travel with a compelling combination of value, product and service, and, in doing so, to grow profitably and enhance our position among U.S. airlines. Through the key elements of our business strategy, we seek to achieve:

Low Unit Costs. Our low-cost structure, built around low aircraft ownership cost, fuel efficiency and low operational costs, is our key strategic advantage. We intend to strengthen and maintain our low unit costs, including by:

- maintaining high utilization levels, deploying our capacity where demand is highest;
- utilizing new generation, fuel-efficient aircraft that deliver lower operating costs compared to prior generation aircraft;
- increasing the average size and seat capacity of the aircraft in our fleet through the continued introduction and operation of 240-seat A321neo aircraft;
- utilizing a low-cost distribution model, with our services primarily sold through direct distribution channels including our website, mobile app and contact centers;
- maintaining a highly productive workforce and third-party specialist providers;
- outsourcing certain functions, such as customer contact centers, lost bag services, ground handling services and catering services; and
- taking a disciplined approach to our operational performance in order to reduce disruption.

Delivering Industry-Leading Values at Low Fares. To enhance our brand and support sustainable revenue growth, we are focused on strengthening our position as a high-value, low-fare carrier by delivering a higher-quality customer experience than traditionally associated with ultra-low-fare airlines while maintaining our structural cost advantage. Our strategy centers on disciplined cost management which includes fleet productivity and efficiency, operational reliability, product segmentation, and the continued development of customer loyalty through the following priorities:

- optimizing fleet utilization and network efficiency through expected initiatives to right size the fleet which will enable us to moderate our growth profile. Further, this will help to minimize our proportion of new market activity while supporting ongoing productivity, efficiency and operational reliability of the airline;
- strengthening our cost advantage through disciplined expense management and targeted cost savings which is anticipated to be achieved largely from network optimization, operational productivity enhancements and other efficiencies across the business;
- enhancing operational reliability by reducing cancellations and prioritizing improvements in on-time performance and overall operational consistency through network planning discipline, operational investments, employee engagement initiatives and technology enhancements; and
- maturing customer loyalty by continuing to expand and refine our loyalty platforms, including *FRONTIER Miles*, our co-brand credit card partnership, *GoWild! All-You-Can-Fly Pass* and *Discount Den* membership, through increased redemption flexibility, bundled offerings, enhanced benefits and digital personalization. In addition, premium seating options, including planned First Class Seating ("*First Seats*") seating beginning in 2026 and offering onboard Wi-Fi, are intended to support customer loyalty, broaden appeal across traveler segments and create additional ancillary revenue opportunities while preserving our low-fare foundation.

In addition to these priorities, we continue investing in digital capabilities such as an upgraded website and mobile app, environmental efficiency and brand initiatives intended to strengthen our position as a differentiated value airline while maintaining the economic discipline that underpins our low-fare model.

Strong Growth Driven by an Expanding and Efficient Network. We strategically focus on routes where we believe our business model will stimulate demand and allow for stable growth. This strategy has historically supported more consistent revenue performance throughout the year, improved utilization, lower unit costs, increased revenues and enhanced profitability. We intend to continue to utilize our disciplined and methodical approach to expand our network in an efficient manner, including by:

- strategically deploying our capacity in high-volume markets that deliver stronger and more consistent revenue performance across the year;
- continuing to take advantage of opportunities in overpriced and/or underserved markets across the United States and select international destinations in the Americas;
- leveraging our diverse geographic footprint and existing crew and maintenance base infrastructure to take advantage of lower-risk network growth opportunities while maintaining high operational standards;
- utilizing our low-cost structure to offer low fares which organically drive growth through market stimulation, focusing on what we believe are the most profitable opportunities where our cost differential drives the largest competitive advantage;
- enhancing our out-and-back scheduling approach, which we believe will help drive improved efficiencies and operational recoverability, as well as reduce crew travel costs; and
- continuing to rebalance our network to mitigate seasonal fluctuations in our results and discontinue underperforming routes.

Our Talented ULCC Leadership Team. Our management team has extensive day-to-day experience operating ULCCs and other airlines.

- James G. Dempsey, our Chief Executive Officer and President, previously served as our Executive Vice President and Chief Financial Officer, and as Treasurer and Head of Investor Relations for Ryanair;
- Mark C. Mitchell, our Senior Vice President and Chief Financial Officer, previously served as our Vice President, Finance and Investor Relations, as well as our Chief Accounting Officer, and prior to that, served in various leadership capacities for Starwood Hotels and Resorts Worldwide and Starwood Vacation Ownership;
- Howard M. Diamond, our Executive Vice President, Legal and Corporate Affairs and Corporate Secretary, previously served as Vice President, General Counsel and Corporate Secretary for Thales USA;
- Robert A. Schroeter, our Senior Vice President, Chief Commercial Officer, previously served as Senior Vice President, Chief Marketing Officer for Spirit Airlines;
- Jeff Mathew, our Chief Information Officer, previously served as Chief Operating Officer at Accelya Group and Senior Vice President of Operations at Farelogix and various positions within the airlines industry;
- Trevor J. Stedke, our Senior Vice President, Operations, previously served as Vice President, Aircraft Technical Operations for Southwest Airlines;
- Steve C. Schuller, our Senior Vice President, Human Resources, previously served as our Vice President, Human Resources, and prior to that, served as Vice President of Talent and Chief Learning Officer for Catapult Health; and
- Alex Clerc, our Senior Vice President, Customers, previously worked as a Senior Expert with McKinsey & Company in their Transport and Travel Practice, served as Chief Operating Officer for Interjet Airlines and worked in leadership positions for multiple other airlines.

Strong Liquidity and Capital Structure. We intend to maintain our strong capital structure, which enables us to obtain financing for our aircraft pursuant to attractive operating leases, in order to support our growth strategies and the expansion of our fleet and network.

As of December 31, 2025, our total available liquidity was $874 million, consisting of $654 million in unrestricted cash and cash equivalents and $220 million from the undrawn revolving line of credit (the "Revolving Loan Facility"), and our capital structure was comprised of the following (please refer to "Notes to Consolidated Financial Statements — Note 7. Debt"):

- $348 million of the available $391 million under our multiple pre-delivery deposit ("PDP") credit facilities, which consists of the PDP Financing Facility, the Second PDP Financing Facility and the Third PDP Financing Facility, each as defined within "Notes to Consolidated Financial Statements — Note 7. Debt" (together, the "Pre-delivery Credit Facilities"), for the financing of PDP payments for our A320neo family aircraft purchase agreement;
- $105 million under the class A-1 enhanced equipment trust certificates and related equipment notes (the "2025-1 EETCs");
- $101 million from our pre-purchased miles facility; and
- $66 million in unsecured loans as part of our participation in the payroll support programs under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

Our Fares and the Choices We Offer

We provide low-fare passenger airline service primarily to leisure travelers. Our low fares are designed to stimulate demand from price-sensitive travelers and consist of a base fare, plus taxes and governmental fees.

We combine our low fares with flexible optional services for an additional cost. Such additional options include carry-on and checked baggage, advance seat selection, our extended-legroom premium seats, guaranteed empty middle seats in certain rows, First Class seating in the first two rows beginning in 2026, free priority boarding for our loyalty members and bundle customers, and ticket changes and cancellations, as well as bundled options combining various optional services. We also promote and sell products in-flight to enhance the customer experience. We offer a convenient onboard payment system that enables customers to bundle products together to save money, make multiple purchases with a single credit card transaction and provide gratuities to our flight attendants. We reward our repeat customers through our *FRONTIER Miles* frequent flyer program and also offer our *Discount Den* membership program, which provides subscribers with exclusive access to some of our lowest fares as well as access to our *Kids Fly Free* program. We also offer the *GoWild! All-You-Can-Fly Pass,* which allows members unlimited travel for a specified period of time for a base fare of $0.01 per flight, subject to certain restrictions. In addition to enhancing the customer experience, these offerings have helped increase our ancillary revenues from $60.55 per passenger in 2021 to $67.57 per passenger in 2025. Our other revenues also include services such as our *FRONTIER Miles* affinity credit card program and commissions revenue from the sale of items such as rental cars and hotels.

The following table represents our revenue, on a per-passenger basis for the periods presented:

		Year Ended December 31,	
		2025	**2024**
Fare revenue per passenger		$ 44.60	$ 43.09
Ancillary revenue per passenger:			
Non-fare passenger revenue per passenger		63.79	67.50
Other revenue per passenger		3.78	2.79
Total ancillary revenue per passenger		**67.57**	**70.29**
Total revenue per passenger		$ **112.17**	$ **113.38**

Route Network

The low unit cost, high quality of service and dependability that make our strategy successful have enabled us to diversify our network across a wide range of leisure destinations, as well as implement a network strategy that primarily targets high demand or underserved markets where our low fares stimulate new traffic flows.

During the year ended December 31, 2025, we served approximately 100 airports throughout the United States and international destinations in the Americas. While our primary focus is to capture point-to-point demand on the nonstop routes that we serve, we also sell connecting itineraries, providing us with the opportunity to capture demand across a large number of routes beyond our nonstop footprint.

Below is a map of the destinations we serve as of our scheduled flights available for sale as of December 31, 2025:



We use publicly available data related to existing traffic, fares and capacity in domestic markets, as well as other data sources, to identify growth opportunities. To monitor the profitability of each route, we analyze monthly profitability reports as well as actual and forecasted advanced bookings. We routinely make capacity adjustments within our network based on the financial performance of our markets, and we discontinue service in markets where we determine that long-term profitability is not likely to meet our expectations.

Competition

The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, total price, flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, codesharing relationships (where an airline places its designator code on a flight operated by another airline), and frequent flyer programs and redemption opportunities. Our competitors and potential competitors include legacy network carriers, LCCs, ULCCs, regional airlines and new entrant airlines.

Our principal competitors on domestic routes are American Airlines, Delta Air Lines, United Airlines and Southwest Airlines (which classifies itself as a LCC), which are commonly referred to as the "Big Four" carriers, and Alaska Airlines and Hawaiian Airlines, who completed their merger in 2024, which together with JetBlue Airways Corporation (which classifies itself as a LCC), are commonly referred to as the "Middle Three" carriers. We also compete with the other U.S. ULCCs, including Allegiant Travel Company, Spirit Airlines and Sun Country Airlines. There are also parties who have started new airlines since 2021, including Avelo Airlines and Breeze Airways. With respect to the Big Four and Middle Three carriers, our principal competitive advantage is our low-cost structure, low-cost fares and primary focus on the leisure and visiting friends and relatives ("VFR") traveler. We believe our low-cost structure allows us to price our fares at levels where we can be profitable while the Big Four and Middle Three airlines cannot. We believe the association of our brand with a high level of operational performance differentiates us from the other U.S. ULCCs and enables us to generate greater customer loyalty.

The airline industry is particularly susceptible to price discounting as once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. Price competition occurs on a route-by-route basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flyer initiatives. Airlines typically use discounted fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize revenue per available seat mile ("RASM"). The prevalence of discount fares can be particularly acute when a competitor has excess capacity that it is under financial pressure to sell. A key element of our competitive strategy is to maintain very low unit costs in order to permit us to compete successfully in price-sensitive markets.

Distribution

We primarily sell our product through direct distribution channels, including via our website at *www.flyfrontier.com*, our mobile app and our contact centers, with our website and mobile app serving as the primary platforms for ticket sales. Approximately 70% and 72% of our total tickets sold for the years ended December 31, 2025 and 2024, respectively, were sold directly to our customers through these distribution channels. Sales through our website and mobile app generally represent our low-cost distribution channels.

We also offer customers the ability to purchase tickets through third-party distribution channels, including travel agents using global distribution systems ("GDSs"), alternative aggregators, and direct application programming interfaces ("APIs") utilizing New Distribution Capability ("NDC") standards. These third-party channels accounted for approximately 30% and 28% of bookings for the years ended December 31, 2025 and 2024, respectively. A significant portion of these bookings were generated through select online travel agencies ("OTAs"), such as Priceline and Expedia (including Orbitz, Travelocity, and related brands), many of which have transitioned to direct API connectivity. This shift has helped reduce distribution costs and improve our ability to merchandise products.

We maintain a zero-percent standard commission policy for travel agency bookings worldwide, except where local regulations require otherwise. In addition to direct API connectivity, we maintain agreements with major GDS providers, including Amadeus and Travelport. These arrangements enable offline travel agents to access our flight schedules and pricing information and to book reservations electronically without contacting our reservations team.

Marketing and Brand

Our principal marketing message to our customers is our ULCC business model. We use a simple marketing message to keep marketing costs low and we offer occasional promotional one-way base fares of less than $20.

Our principal marketing tools are our proprietary email distribution list, our *FRONTIER Miles* frequent flyer program, our *Discount Den* subscription service and our *GoWild! All-You-Can-Fly Pass* membership offering, as well as advertisements in online, radio and other channels. Our objective is to use our low prices, price-based promotions, and creativity to produce viral marketing programs that are cost effective.

Each of our aircraft features one of our widely-recognized animals on its tail and is named after such animal. We utilize these animals in several of our online marketing campaigns and on the novelty cards we distribute to children onboard, particularly highlighting endangered species.

Our brand includes our focus on sustainability and environmental responsibility efforts. We believe we are "America's Greenest Airline" as measured by fuel efficiency (ASMs per fuel gallon consumed during the year ended December 31, 2025; compared to all other major U.S. carriers), generating almost 110 ASMs per gallon, representing our continued focus on fuel efficiency as we grow. In addition, our headquarters is located in a LEED-certified building, which certification indicates buildings designed to achieve energy savings, water efficiency and lower carbon dioxide ("CO_2") emissions.

We spent approximately 4% and 5% of total revenue on marketing, brand and distribution for each of the years ended December 31, 2025 and 2024, respectively.

Loyalty and Membership Programs

Our *FRONTIER Miles* frequent flyer program includes a number of attractive customer benefits, including varying status tiers, allowing for priority boarding and waived bag and seat selection fees, and family pooling benefits, among other things. *FRONTIER Miles* offers earn on all aspects of your travel and award travel on every flight without blackout dates, and miles never expire as long as there is qualifying activity at least annually. We unveiled enhancements to the *FRONTIER Miles* loyalty program for 2025 that further enabled our customers to "Get It All For Less." The enhancements to the program included priority boarding for our loyalty members, free seat upgrades for Elite Gold members and above, *For Less* price guarantee, options to redeem *FRONTIER Miles* for bundles, and no change or cancel fees on bundles. Starting in 2026, *First Seats* will become available, for which our Elite members are eligible for a free seat upgrade.

The *FRONTIER Airlines World MasterCard* is the primary vehicle through which customers earn miles and our frequent flyer program is geared specifically towards supporting adoption and continued use of this credit card. The credit card includes the ability to earn bonus travel miles for purchases through Frontier and at restaurants, as well as elite status points on every dollar spent. In addition, every card member who spends over a certain threshold on the card in any calendar year receives a Frontier voucher. Recent enhancements to the program include first and second checked bag fees waived, companion travel vouchers, and priority boarding.

Discount Den is an annual membership-based service that allows members exclusive access to low fares and first access to seats when our selling schedule is extended. Members pay an annual fee to join the *Discount Den*.

The *GoWild! All-You-Can-Fly Pass* is a membership that allows members unlimited travel for a specified period of time for a base fare of $0.01 per flight. This service is subject to certain restrictions including availability, the timing of booking and blackout dates and does not include taxes or ancillary charges.

Customers

We believe our product appeals to price-sensitive customers because we give them the choice to pay only for the products and services they want. In addition, we believe our product is particularly attractive to families, featuring popular animals on our aircraft tails, novelty cards for children and certain offers tailored for families including our *Kids Fly Free* program and a staff that understands our goal of providing excellent customer service. Overall, our business model is designed to deliver what we believe our customers want: low fares and a high-quality flight experience. While we are primarily focused on stimulating leisure and VFR travel, we believe our low fares do attract a significant number of business travelers who may be more sensitive to travel costs and have made increased efforts to do so with the aforementioned membership programs.

Fleet

We fly only Airbus A320 family aircraft, which provides us significant operational and cost advantages compared to airlines that operate multiple fleet types. Flight crews are entirely interchangeable across all of our aircraft, and maintenance, spare parts inventories and other operational support are highly simplified relative to more complex fleets. Due to this commonality among Airbus single-aisle aircraft, we can retain the benefits of a fleet composed of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each route.

As of December 31, 2025 and 2024, 85% and 82% of our total fleet, respectively, was composed of A320neo family aircraft, which are more fuel-efficient than the prior generation of A320ceo family aircraft. The A320neo family aircraft that we continue to place in service are expected to continue delivering a 20% fuel burn and CO_2 emissions advantage compared to the prior generation of A320ceo family aircraft. In addition, while our entire fleet features new and lightweight seats, which eliminate excess weight and reduces fuel consumption per seat, the seat density on the A320neo family aircraft is higher than the prior generation of A320ceo family aircraft. With the continued transition to the higher seat density aircraft as we introduce more A320neo family aircraft into our fleet, we increased our average seats per departure from 205 during the year ended December 31, 2024, to 209 during the year ended December 31, 2025. The use of the A320neo family aircraft and our seating configuration, weight-saving tactics and baggage process have all contributed to our ability to continue to be the most fuel-efficient of all major U.S. carriers when measured by ASMs per fuel gallon consumed.

As of December 31, 2025, we had a fleet of 176 Airbus single-aisle aircraft, consisting of 6 A320ceos, 89 A320neos, 21 A321ceos and 60 A321neos. As of December 31, 2025, the average aircraft age of our fleet was approximately five years. As of December 31, 2025, all 176 aircraft in our fleet were financed under operating leases, and the operating leases for 0, 7, 14, 13 and 12 aircraft in our fleet were scheduled to terminate during 2026 2027, 2028, 2029 and 2030, respectively. In certain circumstances, such operating leases may be extended. We intend to replace retired aircraft with A320neo family aircraft.

As of December 31, 2025, we had a firm purchase commitment with Airbus to acquire 168 A320neo family aircraft. Additionally, we had commitments with Pratt & Whitney for 21 additional spare aircraft engines by the end of 2031. After the consideration of planned aircraft returns, we expect to operate a fleet of 292 A320neo family aircraft by the end of 2031, nearly all powered by new engine technology. Our firm fleet and spare engine commitments as of December 31, 2025 were composed of the following aircraft:

	A320neo	A321neo	Total Aircraft[a]	Engines
Year Ending				
2026	8	16	24	2
2027	8	26	34	3
2028	4	30	34	2
2029	—	36	36	5
2030	—	28	28	—
Thereafter	—	12	12	9
Total	**20**	**148**	**168**	**21**

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(a) While the schedule presented above reflects the contractual delivery dates as of December 31, 2025, we continue to experience delays in the deliveries of Airbus aircraft which may persist in future periods.

Aircraft Fuel

Aircraft fuel is one of our largest expenses, representing 24% and 28% of our total operating costs for the years ended December 31, 2025 and 2024, respectively. For the years ended December 31, 2025 and 2024, we had the most fuel-efficient fleet of all major U.S. carriers when measured by ASMs per fuel gallon consumed. The price and availability of jet fuel are volatile due to global economic and geopolitical factors as well as domestic and local supply factors. Our fuel consumption and costs were as follows:

	Year Ended December 31,	
	2025	**2024**
Gallons consumed (millions)	376	381
Average price per gallon[a]	$ 2.47	$ 2.73

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(a) Average price per gallon includes related fuel fees and taxes.

We have historically maintained a hedging program designed to reduce our exposure to sudden, sharp increases in fuel prices. We regularly review and update our fuel hedging program and, accordingly, the specific hedging instruments we use, the amount of our future hedges and the time period covered by our hedge portfolio vary from time to time depending on our view of market conditions and other factors. Among the hedging instruments we have used in the past and may use in the future are swaps and collar contracts on jet fuel, fixed forward prices which allow us to lock in the price of jet fuel for specified quantities and at specified locations in future periods, and call options. As of December 31, 2025 and 2024, we had no outstanding fuel cash flow hedges for future fuel consumption, and fuel hedges had no material impact within our consolidated statements of operations for the years ended December 31, 2025 and 2024.

Maintenance and Repairs

We have an FAA mandated and approved maintenance program, which is administered by our technical operations department. Our maintenance technicians undergo extensive initial and recurring training. Aircraft maintenance and repair consists of routine and non-routine maintenance, and work performed is divided into three general categories: line maintenance, heavy maintenance and component service.

Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft. We categorize our line maintenance into four classes of stations, with each class categorized by the scope and complexity of work performed. The majority of, and the most extensive, line maintenance we and our specialist partners perform is conducted in Puerto Rico, Tampa, Atlanta, Cleveland, Denver, Dallas, Las Vegas, Orlando, Philadelphia and Phoenix.

Major airframe maintenance checks consist of a series of more complex tasks that can take from one to four weeks to accomplish and typically are required approximately every 24 months. Engine overhauls and engine performance restoration events are quite extensive and can take several months. We maintain an inventory of spare engines to provide for continued operations during engine maintenance events under normal operating conditions. In addition, prior to aircraft being returned to lessors, we will incur costs to restore these aircraft to the condition required by the terms of the underlying operating leases. Due to our relatively small fleet size and projected fleet growth, we believe contracting with third-party specialists for all of our heavy maintenance, engine restoration and major part repair is more economical than conducting these activities ourselves. We have entered into long-term flight hour agreements for our engine overhaul services and an hour-by-hour basis agreement for component services. We also contract with third-party specialists for our heavy airframe maintenance. These contracts cover the majority of our aircraft component inventory acquisition, replacement and repairs, thereby eliminating the need to carry expensive spare parts inventory.

We currently have a firm obligation to purchase 168 A320neo family aircraft by the end of 2031. We expect that these new aircraft will require less maintenance when they are first placed in service (sometimes called a "maintenance holiday") because the aircraft will benefit from manufacturer warranties and also will be able to operate for a significant period of time, generally measured in years, before the most expensive scheduled maintenance obligations, known as heavy maintenance, are required. Once these maintenance holidays expire, these aircraft will require more maintenance as they age and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. See "Risk Factors — Risk Related to Our Business — Our maintenance costs will increase over the near term, we will periodically incur substantial maintenance costs due to the maintenance schedules of our aircraft fleet and obligations to the lessors and we could incur significant maintenance expenses outside of such maintenance schedules in the future."

Human Capital Resources

Employees and Labor Relations

As of December 31, 2025, we had approximately 7,750 total employees, consisting of approximately 2,300 pilots, 3,700 flight attendants, 500 aircraft technicians, 150 employees across aircraft appearance agents, flight dispatchers, material specialists, and maintenance controllers and 1,100 employees in administrative roles.

FAA regulations require pilots to have commercial licenses with specific ratings for the aircraft to be flown, and to be medically certified as physically fit to fly. FAA and medical certifications are subject to periodic renewal requirements including recurrent training and recent flying experience. Mechanics, quality-control inspectors and flight dispatchers must be certificated and qualified for specific aircraft. Flight attendants must have initial and periodic competency training and qualification. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must also meet experience standards prescribed by FAA regulations. All safety-sensitive employees are subject to pre-employment, random and post-accident drug testing.

We focus on hiring highly productive employees and, where feasible, designing systems and processes around automation and the utilization of third-party specialists in order to maintain our low-cost base. One of our operational priorities is to maintain a robust pipeline of qualified pilot candidates. We intend to maintain our pipeline through the continuation of the recruiting and selection of direct-entry First Officers from other carriers, but also by our continued focus on pilot-recruiting channels that we more directly manage. Our F9 Pilot Cadet Program is intended to train the next generation of pilots in as little as 24 months with the direct pathway to become a First Officer. The program, operated in partnership with Airline Transport Pilot ("ATP") Flight School, allows applicants to complete flight training at over 70 ATP Flight School locations nationwide. Our Rotor Transition Program, run in partnership with the Rotary to Air Group, allows U.S. military-trained helicopter pilots to complete their fixed wing training and join Frontier as a First Officer. We recently expanded our focus on international pilots who are eligible to work in the U.S. under an E-3 visa, and also expanded our partnerships with university-based flight training programs to provide opportunities for recent graduates who have their ATP or Restricted ATP to begin their career as a pilot. We believe we are an attractive employer for pilots as a result of our strong growth, which provides our pilots with career progression opportunities and enables them to achieve substantial pay increases under their collective bargaining agreement. For example, as a result of our continuing fleet expansion, First Officers are eligible for upgrade to Captain within an average of 24 to 36 months of joining us.

As of December 31, 2025, approximately 86% of our employees were represented by labor unions under collective bargaining agreements. The table below sets forth our employee groups and status of the collective bargaining agreements with each as of December 31, 2025:

Employee Group	Representative	Amendable Date[a]	Percentage of Workforce December 31, 2025
Pilots	Air Line Pilots Association ("ALPA")	January 2024[b]	29%
Flight Attendants	Association of Flight Attendants ("AFA-CWA")	May 2024[c]	48%
Aircraft Technicians	International Brotherhood of Teamsters ("IBT")	May 2025[d]	6%
Aircraft Appearance Agents	IBT	July 2030	1%
Dispatchers	Transport Workers Union ("TWU")	August 2028	1%
Material Specialists	IBT	November 2030[e]	1%
Maintenance Controllers	IBT	December 2030[f]	<1%

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(a)   Subject to standard early opener provisions.

(b)   ALPA filed for mediation through the National Mediation Board (the "NMB") in January 2024, and the parties are meeting regularly as part of the mediation process. Pursuant to the U.S. Railway Labor Act (the "RLA"), the parties continue to be bound by the existing agreements as negotiations continue.

(c)   AFA-CWA filed for mediation through the NMB in October 2024, and the parties are meeting monthly as part of the mediation process, with the first meeting held in February 2025. Pursuant to the RLA, the parties continue to be bound by the existing agreements as negotiations continue.

(d)   Our collective bargaining agreements with our aircraft technicians, represented by IBT, were still amendable as of December 31, 2025. Pursuant to the RLA, the parties continue to be bound by the existing agreements as negotiations continue.

(e)   Effective as of November 7, 2025, we entered into a new five-year agreement with our material specialists.

(f)   Effective as of December 10, 2025, we entered into a new five-year agreement with our maintenance controllers.

The RLA governs our relations with labor organizations. Under the RLA, the collective bargaining agreements generally do not expire, but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, they must notify the other party in the manner agreed to by the parties. Under the RLA, after receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the NMB to appoint a federal mediator. The RLA prescribes no set timetable for the direct negotiation and mediation process. It is not unusual for those processes to last for many months, and even for a few years. If no agreement is reached in mediation, the NMB in its discretion may declare at some time that an impasse exists, and if an impasse is declared, the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day "cooling off" period commences. During (or after) that period, a Presidential Emergency Board ("PEB") may be established, which examines the parties' positions and recommends a solution.

The PEB process lasts for 30 days and is followed by another 30-day "cooling off" period. At the end of a "cooling off" period, unless an agreement is reached or action is taken by the U.S. Congress, the labor organization may strike and the airline may resort to "self-help," including the imposition of any or all of its proposed amendments and the hiring of new employees to replace any striking workers. The U.S. Congress and the President have the authority to prevent "self-help" by enacting legislation that, among other things, imposes a settlement on the parties.

Human Capital Management

We seek to provide equal employment opportunities and to prohibit discrimination in our workforce. We believe that fostering an inclusive culture can add value and lead to a more highly engaged workforce, allowing us to deliver better business results.

Compensation and Benefits

We design our compensation and benefits with the goal of supporting the financial, mental, and physical well-being of our employees and their families. We evaluate our benefit programs each year in terms of value of benefit offerings and out-of-pocket costs in an effort to be competitive with the benefit offerings of other employers with whom we compete for talent. We continuously evaluate our benefit offerings through these market studies as well as employee surveys. We offer benefits to employees such as access to Maven fertility, infertility and adoption solution support as well as a subscription-based fitness program for our employees that allows members access to a nationwide network of participating gyms and fitness centers. Our compensation philosophy is continuously adjusted to better meet the standards set in the marketplace.

Safety and Security

We prioritize the safety and security of our passengers and employees. Some of the safety and security measures we have taken include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures and securing of cockpit doors. We strive to comply with or exceed health and safety regulation standards. In pursuing these goals, we maintain an active aviation safety program and all of our personnel are expected to participate in the program and take an active role in the identification, reduction and elimination of hazards.

Our ongoing focus on safety relies on training our employees on relevant standards and providing them with the tools and equipment they require so they can perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operation including: flight operations, maintenance, in-flight, dispatch, and station operations.

The U.S. Transportation Security Administration (the "TSA") is charged with aviation security for both airlines and airports. We maintain active, open lines of communication with the TSA at all of our locations so that we incorporate relevant standards for security of our personnel, customers, equipment and facilities throughout the operation.

Insurance

We maintain insurance policies we believe are of the types customary in the airline industry and as required by the U.S. Department of Transportation ("DOT"), lessors and other financing parties. Although we currently believe our insurance coverage is adequate, we cannot assure that the amount of such coverage will not be changed or that we will not be forced to bear substantial losses from accidents.

Foreign Ownership

Under federal law and DOT policy, we must be owned and controlled by U.S. citizens. The restrictions imposed by federal law and DOT policy currently require that at least 75% of our voting stock must be owned and controlled, directly and indirectly, by persons or entities who are U.S. citizens, as defined in 49 U.S.C. § 40102(a)(15), that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens, and that we be under the actual control of U.S. citizens. In addition, up to 49% of our stock may be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens but only if those non-U.S. citizens are from countries that have entered into "open skies" air transport agreements with the United States which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. Please see "Risk Factors—Risks Related to Owning Our Common Stock—Our amended and restated certificate of incorporation and amended and restated bylaws include provisions limiting ownership, control and voting by non-U.S. citizens."

Seasonality and Other Factors

The air transportation business and our route network are subject to seasonal fluctuations. Demand for air travel tends to be higher in the summer months and less in the winter months, apart from the holiday season.

Government Regulation

Aviation Regulation

The DOT and FAA have regulatory authority over air transportation in the United States. The DOT has authority to issue certificates of public convenience and necessity, exemptions and other economic authority required for airlines to provide domestic and foreign air transportation. International routes and international codesharing arrangements are regulated by the DOT and by the governments of the foreign countries involved. A U.S. airline's ability to operate flights to and from international destinations is subject to the air transport agreements between the United States and the foreign country and the carrier's ability to obtain the necessary authority from the DOT and the applicable foreign government.

The U.S. government has negotiated "open skies" agreements with many countries, which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. With certain other countries, however, the United States has a restricted air transportation agreement. Our international flights to Mexico are governed by a liberalized bilateral air transport agreement which the DOT has determined has all of the attributes of an "open skies" agreement. Our flights to the Dominican Republic are governed by a bilateral air transport agreement between the United States and the Dominican Republic. Changes in U.S. aviation policies could result in the alteration or termination of the corresponding air transport agreement, diminish the value of our international route authorities or otherwise affect our operations to/from these countries.

The FAA is responsible for regulating and overseeing matters relating to the safety of air carrier flight operations, including the control of navigable air space, the qualification of flight personnel, flight training practices, compliance with FAA airline operating certificate requirements, aircraft certification and maintenance requirements and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate. We currently hold an FAA air carrier certificate.

International Regulation

All international air service is subject to certain U.S. federal requirements and approvals, as well as the regulatory requirements of the foreign countries involved. If we decide to increase our routes to additional international destinations, we will be required to obtain necessary authority from the DOT, and/or approvals from the FAA, as well as any applicable foreign government entity. In addition, we are required to comply with overfly regulations in countries that lay along our routes but which we do not serve.

International service is also subject to U.S. Customs and Border Protection ("CBP"), immigration and agriculture requirements and the requirements of equivalent foreign governmental agencies. CBP is charged with international trade, collecting import duties, and enforcing U.S. regulations with respect to trade, customs and immigration. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP if unmanifested or illegal cargo, such as illegal narcotics, is found on our aircraft. These fines and penalties, which in the case of narcotics are based upon the retail value of the seizure, may be substantial. We seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo.

In addition, foreign regulatory agencies located in jurisdictions we serve can impose requirements on various aspects of our business, including safety, marketing, ticket sales, staffing, and tax. We will continue to comply with all contagious disease requirements issued by the United States and foreign governments, but we cannot forecast what additional requirements may be imposed in the future.

Airport Access

In the United States, the FAA currently regulates the allocation of landing and takeoff authority, slots, slot exemptions, operating authorizations or similar capacity allocation mechanisms which limit takeoffs and landings at three U.S. airports: Ronald Reagan Washington National Airport (DCA), New York's LaGuardia Airport (LGA) and JFK International Airport (JFK), all of which we serve. In addition, John Wayne Airport (SNA) in Orange County, California has a locally imposed slot system. Our operations at these airports generally require the allocation of slots or analogous regulatory authorizations. We currently have sufficient slots or operating authorizations to operate our existing flights, but there is no assurance that we will be able to do so in the future because, among other reasons, such allocations are subject to changes in governmental regulations and policies. Our ability to retain slots or operating authorizations is subject to "use-or-lose" provisions of the governing regulations, and our ability to expand service at slot-controlled airports similarly is limited. The DOT also regulates slot transactions between airlines.

Consumer Protection Regulation

The DOT also has jurisdiction over certain economic issues affecting air transportation and consumer protection matters, including unfair or deceptive practices and unfair methods of competition including undisclosed display bias, lengthy tarmac delays, chronically delayed flights, airline advertising and marketing practices, codeshare disclosure, denied boarding compensation, ticket refunds, baggage liability, contracts of carriage, customer service commitments, consumer notices and disclosures, customer complaints and transportation of passengers with disabilities. The DOT also has authority to review certain joint venture agreements, marketing agreements, codesharing agreements and wet-leasing agreements (where one airline provides aircraft and crew to another airline) between carriers and regulates other economic matters such as slot transactions.

The DOT has recently engaged in rulemaking with respect to airline ticketing and fees.

In October 2022, the DOT issued a Notice of Proposed Rulemaking ("NPRM") which would require airlines and travel agents to increase disclosure of bag fees, change and cancellation fees and family seating fees during the ticket purchase process in an effort to improve the transparency of airline pricing. The final rule was published in April 2024, however the rule is being challenged by airline associations and certain individual airlines and, in October 2025, the Fifth Circuit granted the airlines' request for rehearing. As such, the rule is under further review and any potential impacts are still being evaluated.

Also, in August 2024, the DOT issued a NPRM regarding family seating in air transportation which would require airlines to seat children aged 13 and under next to at least one accompanying adult at no additional cost beyond the fare, subject to limited exceptions. The DOT is still evaluating the impacts of this proposed rule.

The DOT has also issued several NPRMs related to aircraft accessibility measures. In January 2020, the DOT published a NPRM regarding short-term improvements, including with respect to the accessibility features of lavatories and onboard wheelchair requirements on certain single-aisle aircraft with an FAA certificated maximum capacity of 125 seats or more, training flight attendants to proficiency on an annual basis to provide assistance in transporting qualified individuals with disabilities to and from the lavatory from their aircraft seat and providing certain information on request to qualified individuals with a disability or persons inquiring on their behalf, on the carrier's website and in printed or electronic form on the aircraft, concerning the accessibility of aircraft lavatories. Comments were reopened on this NPRM in November 2021. In March 2022, the DOT issued a NPRM regarding long-term accessibility improvements that would require airlines to ensure that at least one lavatory on new single-aisle aircraft with 125 seats or more is large enough to permit a passenger with a disability (with the help of an assistant, if necessary) to approach, enter and maneuver within the lavatory, as necessary, to use all lavatory facilities and to leave by means of the aircraft's onboard wheelchair. In August 2023, the DOT published the final rule covering both the short- and long-term accessibility measures. The final rule mandated certain short-term accessibility measures that are substantially consistent with the measures outlined in the NPRM, which we are required to comply with by October 2026. The final rule also adopted the expanded lavatory size requirement for new single-aisle aircraft with 125 seats or more, which applies to aircraft that are ordered within 10 years of, or delivered 12 years after, the rule's October 2023 effective date.

We may also be impacted by regulations affecting certain of our major commercial partners, including our co-branded credit card partner or our loyalty program. For example, there has been bipartisan legislation proposed in the U.S. Congress, referred to as the Credit Card Competition Act, designed to increase credit card transaction routing options for merchants which, if enacted, could result in a reduction of the fees levied on credit card transactions. If this legislation or any similar legislation or regulation is enacted, it could fundamentally alter the profitability of our agreement with our co-branded credit card partner and the benefits we provide to our consumers through our co-branded credit card. Additionally, in May 2024, the DOT and the Consumer Financial Protection Bureau (the "CFPB") held a joint hearing on airline and credit card rewards. In September 2024, the DOT launched an inquiry into certain airline loyalty programs to investigate potential competition or consumer protection issues in airlines' administration of these programs and the CFPB recently issued a circular to other law enforcement agencies warning that credit card issuers and their parties could violate federal law by devaluing rewards points and airline miles. Draft legislation introduced in the U.S. Congress, referred to as the Protect Your Points Act, similarly aims to regulate the management of frequent flyer program co-branded credit cards. If regulatory or legislative efforts to impose restrictions on airline loyalty programs are successful, they could materially reduce the revenues we derive from our *FRONTIER Miles* loyalty program and adversely impact our results of operations.

In November 2025, the DOT and FAA announced a temporary 10% reduction in flights at 40 major U.S. airports, due to the increased strain on both pilots and air traffic controllers due to the most recent U.S. Government shutdown. Although the U.S. government shutdown ended on November 12, 2025, the FAA did not lift the restrictions until November 17, 2025. When the restrictions were in place, airlines were required to issue full refunds to passengers.

Security Regulation

The TSA and CBP, each a division of the U.S. Department of Homeland Security, are responsible for certain civil aviation security matters, including passenger and baggage screening at U.S. airports, and international passenger prescreening prior to entry into or departure from the United States. International flights are subject to customs, border, immigration and similar requirements of equivalent foreign governmental agencies. We believe we are currently in compliance with all directives issued by such agencies.

Environmental Regulation

Environmental Compliance Requirements

We are subject to various federal, state, foreign and local laws and regulations relating to the environment and those affecting matters such as air emissions, including greenhouse gas ("GHG") emissions, noise reduction, discharges to surface and subsurface waters, safe drinking water, and the use, management, release, discharge and disposal of, and exposure to, hazardous waste, materials and chemicals.

During 2015, the U.S. Environmental Protection Agency (the "EPA") issued revised underground storage tank regulations that have affected certain airport fuel hydrant systems. Cost estimates to comply with the above permitting requirements have not been defined, but we, along with other airlines, would share a portion of these costs at applicable airports. In addition, several U.S. airport authorities have been exploring ways to limit deicing fluid discharges. Any such existing, future, new or potential laws and regulations could have an adverse impact on our business, results of operations and financial condition.

We are also subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of wastes directly attributable to us.

Governmental authorities in the United States are increasingly focused on potential contamination resulting from the use of certain chemicals, most notably per-and polyfluoroalkyl substances ("PFAS"). Products containing PFAS have been used in manufacturing, industrial and consumer applications over many decades, including those related to aviation. Among other things, recent changes to federal requirements for firefighting foams containing PFAS, as well as related state regulations affecting their use, will require operational changes. In April 2024, the U.S. Environmental Protection Agency ("EPA") designated two widely used PFAS chemicals, perfluorooctanoic acid ("PFOA") and perfluorooctanesulfonic acid ("PFOS"), as hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act. Under the rule, entities are required to immediately report releases of PFOA and PFOS that meet or exceed the reportable quantity of one pound within a 24-hour period to the EPA's National Response Center. We may incur costs in connection with reporting obligations and costs related to historic usage of PFAS-containing materials, transitioning away from the usage of PFAS-containing products, disposing of PFAS-containing waste or remediating any residual environmental impacts.

Aircraft Emissions and Climate Change Requirements

Concern about climate change and GHGs may result in additional regulation and taxation of aircraft emissions in the United States and abroad. Recent actions by the U.S. government have signaled a shift in federal climate and energy policies, including the rollback of existing air-and climate-related policies, regulations and initiatives, such as the Inflation Reduction Act. Changes in U.S. climate policies and regulations may impact our business, operations, and financial condition.

The EPA issued a finding in August 2016 that GHG emissions from aircraft cause or contribute to air pollution that may reasonably be anticipated to endanger public health and welfare. Several states are also considering or have adopted initiatives to regulate emissions of GHGs, primarily through the planned development of GHG emissions inventories and/or regional cap-and-trade programs. In March 2017, the International Civil Aviation Organization ("ICAO") adopted a new CO_2 emissions standard to reduce the impact of aviation GHG emissions. The new CO_2 standards apply to new aircraft type designs from 2020, and to aircraft type designs already in production as of 2023. In-production aircraft that do not meet the standards by 2028 will no longer be able to be produced unless their designs are modified to meet the new standards. Then, in January 2021, the EPA finalized GHG emission standards for new aircraft engines, which are aligned with the 2017 ICAO aircraft engine GHG emission standards. Like the ICAO standards, the final EPA standards would not apply retroactively to engines on in-service aircraft. Pursuant to the Clean Air Act, the FAA issued a final rule in February 2024 to implement these standards, introducing new fuel efficiency certification regulations. These regulations, which took effect in April 2024, apply to airplanes manufactured after January 1, 2028, as well as to uncertified large business and commercial jet aircrafts. Given recent announcements and actions by the U.S. government to reconsider air- and climate-related regulations and policies, the future and impact of these requirements is uncertain.

Several states and environmental groups have challenged these final standards. The U.S. Court of Appeals for the D.C. Circuit have denied multiple petitions to block the EPA's standards, most recently in 2024. The outcome of any development of new aircraft GHG emissions standards cannot be predicted at this time. In the event that additional climate change legislation or regulation is enacted in the United States or in the event similar legislation or regulation is enacted in jurisdictions where we operate or where we may operate in the future, it could result in significant costs for us and the airline industry. In addition to direct costs, such regulation may have a greater effect on the airline industry through increases in fuel costs that could result from fuel suppliers passing on increased costs that they incur under such a system.

In addition, we are subject to the requirements of the Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA"), an international, market-based emissions reduction program adopted by ICAO in 2016. CORSIA is intended to achieve carbon-neutral growth in the international aviation sector from 2021 through 2035 by requiring airlines to compensate for the growth in CO_2 emissions, relative to a predetermined baseline, of a significant majority of international flights through the purchase of carbon offsets or the use of low-carbon fuels. For each year from 2021 through 2032, CORSIA requires each airline to compensate for the rate of growth of the CO_2 emissions of the aviation sector as a whole as determined by ICAO. Starting in 2033, CORSIA would require airlines to compensate for growth in CO_2 emissions using a formula that will give 85% weight to the growth in aviation sector emissions and 15% weight to the growth in the individual airline's emissions over the period 2033 through 2035. The CORSIA program will be implemented in three phases: A pilot phase that ran from 2021 through 2023, followed by the first phase of the program running from 2024 through 2026 and a second phase scheduled to begin in 2027 through 2035. Member countries can voluntarily participate in the pilot and first phases, while participation in the second phase is mandatory for certain countries, including the United States. The U.S. government has not yet enacted legislation to mandate that U.S. operators participate in CORSIA; however, in December 2025, ICAO confirmed that governments participating in CORSIA are expected to inform airlines of their carbon emissions offsetting requirements for CORSIA's first phase (2024) in the near future.

The costs of complying with our future obligations under CORSIA are uncertain, because there is a significant uncertainty with respect to the future supply and price of carbon offset credits and lower-carbon aircraft fuels. As of December 31, 2025, we have not been required to purchase any carbon offset credits or lower-carbon aircraft fuels for the CORSIA pilot phase. In addition, as described above, we will not directly control our CORSIA compliance costs because our compliance obligations through 2032 are based on the growth in emissions of the global aviation sector and begin to incorporate a factor for individual airline operator emissions growth starting in 2033.

U.S. commitments announced during the April 2021 Leaders' Summit on Climate include working with other countries on a vision toward reducing the aviation sector's emissions in a manner consistent with the 2050 net-zero emissions goal, continued participation in CORSIA and development of sustainable aviation fuels ("SAF"). In September 2021, the Sustainable Aviation Fuel Grand Challenge was launched, built upon by the FAA's Aviation Climate Action Plan published in 2021 and updated in 2025, which outlines plans to scale up the production of SAF, which aims to reduce GHG emissions from aviation by 50%, producing 3 billion gallons of SAF by 2030, and meeting domestic aviation fuel demand by 2050. Under H.R. 1, the One Big Beautiful Bill Act (the "OBBBA"), the Section 45Z clean fuel production tax credit has been extended through 2029, but is subject to foreign entity of concern ("FEOC") restrictions, and requires that fuel produced after December 31, 2025 be derived exclusively from feedstock produced or grown in the United States, Mexico, or Canada. As a result, whether these U.S. goals will be achieved and if so, the potential impacts on our business, cannot be predicted at this time. As part of our efforts to decarbonize air transportation, in May 2023, we along with a consortium of other airlines, executed an agreement with CleanJoule, Inc., with a potential right to purchase domestic SAF from CleanJoule once it achieves commercial production.

In 2023, the state of California passed two climate disclosure laws, SB 253 and SB 261, which by their terms take effect in 2026. SB 253 requires specific disclosures on the amount of Scope 1, 2 and 3 GHG emissions created by or associated with an organization for any company doing business in California with annual revenue in excess of $1 billion, and SB 261 requires disclosures around climate-related risks and the associated response to those risks, for any company doing business in California with annual revenue in excess of $500 million. The potential direct and indirect impacts to us are not fully known at this time, but additional costs can be expected in relation to these disclosures. On November 18, 2025, the U.S. Court of Appeals for the Ninth Circuit granted a motion for injunction on SB 261. The injunction prohibits California Air Resources Board from enforcing SB 261 pending the appeal, with a hearing held on January 9, 2026. The injunction does not impact SB 253, which is still in effect though both SB 261 and SB 253 are also being challenged in parallel in the U.S. District Court for the Eastern District of California.

In March 2024, the SEC adopted final rules designed to enhance public company disclosures related to the risks and impact of climate-related matters. The rules include disclosures relating to climate-related risks and risk management as well as the board and management's governance of such risks. However, in March 2025, the SEC voted to end its defense of the rules and as a result, the rules remain in effect, but are not currently enforceable. While the rules may have required disclosures beginning with 2026 Form 10-K filings, it seems highly unlikely that they will be enforced.

Noise

The Airport Noise and Capacity Act of 1990 recognizes the right of airport operators with special noise problems to implement local noise abatement procedures so long as those procedures do not unreasonably interfere with interstate, foreign commerce or the national air transportation system, subject to FAA review. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during take-off and initial climb and limiting the overall number of flights at an airport. While we have had sufficient scheduling flexibility to accommodate local noise restrictions in the past, our operations could be adversely impacted if locally imposed regulations become more restrictive or widespread.

Other Regulations

Airlines are also subject to various other federal, state, local and foreign laws and regulations. For example, the U.S. Department of Justice has jurisdiction over certain airline competition matters. Labor relations in the airline industry are generally governed by the RLA. The privacy and security of passenger and employee data is regulated by various domestic and foreign laws and regulations.

Future Regulations

The U.S. government and foreign governments may consider and adopt new laws, regulations, executive orders, interpretations and policies regarding a wide variety of matters that could directly or indirectly affect our results of operations. We cannot predict what laws, regulations, executive orders, interpretations and policies might be considered in the future, nor can we judge what impact, if any, the implementation of any of these proposals or changes might have on our business.

Impact of Regulatory Requirements on Our Business

Regulatory requirements, including, but not limited to those discussed above, affect operations and increase operating costs for the airline industry and future regulatory developments may continue to do the same. For additional information, please see "Risk Factors — Risks Related to Our Industry — We are subject to extensive regulation by the FAA, the DOT, the TSA, CBP and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business, results of operations and financial condition," "— We are subject to risks associated with climate change, including increased regulation of our CO_2 emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure," " — We are subject to various environmental and noise laws and regulations, which could have a material adverse effect on our business, results of operations and financial condition" and "Risk Factors — Risks Related to Our Business — Changes in legislation, regulation and government policy have affected, and may in the future have a material adverse effect on, our business, results of operations, cash flows and financial condition."

Available Information

Our website is located at *www.flyfrontier.com*. We have made and expect in the future to make public disclosures to investors and the general public by means of the investor relations section of our website at *ir.flyfrontier.com.* In order to receive notifications regarding new postings to our website, investors are encouraged to enroll on our website to receive automatic email alerts (see *https://ir.flyfrontier.com/ir-resources/email-alerts*). We make available, free of charge, on our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after these reports are filed with or furnished to the SEC. The information on our website is not part of, and is not incorporated by reference in, this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making an investment decision related to our common stock. The risks and uncertainties described below may not be the only ones we face. We operate in a continually changing business environment, and new risks and uncertainties emerge from time to time. If any of these risks should occur, our business, results of operations, financial condition or growth prospects could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Industry

The demand for airline services is highly sensitive to changes in economic conditions, and a recession or similar economic downturn in the United States or globally would weaken demand for our services and have a material adverse effect on our business, results of operations and financial condition, particularly since a substantial portion of our customers travel for leisure or other non-essential purposes.

The demand for travel services is affected by U.S. and global economic conditions. Unfavorable economic conditions, such as those resulting from an inflationary economic environment and the responses by monetary authorities to control such inflation, rising interest rates, debt and equity market fluctuations, diminished liquidity and credit availability, increased unemployment rates, decreased investor and consumer confidence, political turmoil, supply chain challenges, natural catastrophes and the effects of climate change, regional and global conflicts and terrorist attacks and/or reactions to pandemics or other health threats, including measures to reduce the spread of any such disease, have historically impaired airline economics. For most cost-conscious leisure travelers, travel is a discretionary expense, and though we believe ULCCs are best suited to attract travelers during periods of unfavorable economic conditions as a result of such carriers' low-cost fares, travelers have often elected to replace air travel at such times with various other forms of ground transportation or have opted not to travel at all. Likewise, during periods of unfavorable economic conditions, businesses have deferred air travel or forgone it altogether. Travelers have also reduced spending by purchasing fewer non-fare services, which can result in a decrease in average revenue per passenger. Because airlines typically have relatively high fixed costs as a percentage of total costs, much of which cannot be mitigated during periods of lower demand for air travel, the airline business is particularly sensitive to changes in U.S. and global economic conditions. A reduction in the demand for air travel due to unfavorable economic conditions also limits our ability to raise fares to counteract increased fuel, labor and other costs. If U.S. or global economic conditions are unfavorable or uncertain for an extended period of time, including due to inflationary pressures and/or the disruption, instability and volatility in global markets resulting from the war between Russia and Ukraine and the conflict in the Middle East, it could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to attract and retain qualified personnel, including our senior management team or other key employees, at reasonable costs or fail to maintain our company culture, our business, results of operations and financial condition could be harmed.

Our business is labor intensive. We require large numbers of pilots, flight attendants, maintenance technicians and other personnel. We compete against other airlines for pilots, mechanics and other skilled labor and certain U.S. airlines offer wage and benefit packages exceeding ours. The airline industry is currently experiencing certain shortages of qualified personnel. As is common with most of our competitors, we have faced considerable turnover of our employees. As a result of the foregoing, there can be no assurance that we will be able to attract or retain qualified personnel and we may be required to increase wages and/or benefits in order to do so. Furthermore, we cannot predict what policies we may elect to or be required to implement in the future, or the effect thereof on our business, which could cause us to lose or experience difficulties hiring qualified personnel. If we are unable to hire, train and retain qualified employees, our business could be harmed.

Additionally, much of our future success and our ability to efficiently execute our business strategy depends on the retention of our senior management team and other key employees with industry experience and knowledge. Competition for highly qualified personnel is intense and the loss of key employees, including members of our senior management team, could disrupt our operations, adversely impact employee retention and morale, and seriously harm our business. If we are unable to provide for the succession of our senior management team and/or other key employees or if we are unable to find suitable replacements in the event that we lose one or more of those employees, our business and our growth plan may be adversely affected.

In addition, as we hire more people and grow, we believe it may be increasingly challenging to continue to hire people who will maintain our company culture. Our company culture, which we believe is one of our competitive strengths, is important to providing dependable customer service and having a productive, accountable workforce that helps keep our costs low. As we continue to grow, we may be unable to identify, hire or retain enough people who meet the above criteria, including those in management or other key positions. Our company culture could otherwise be adversely affected by our growing operations and geographic diversity. If we fail to maintain the strength of our company culture, our competitive ability and our business, results of operations and financial condition could be harmed.

The airline industry is exceedingly competitive, and we compete against legacy network airlines, LCCs and other ULCCs; if we are not able to compete successfully in our markets, our business, results of operations and financial condition may be materially adversely affected.

We face significant competition with respect to routes, fares and services. Within the airline industry, we compete with legacy network carriers, LCCs and ULCCs. Competition on most of the routes we presently serve is significant, due to the large number of carriers in those markets. Furthermore, other airlines may begin service or increase existing service on routes where we currently face relatively little competition. In almost all instances, our competitors are larger than us and possess significantly greater financial and other resources than we do.

The airline industry is particularly susceptible to price discounting because, once a flight is scheduled, airlines incur only nominal additional costs to provide service to passengers occupying otherwise unsold seats. Increased fare or other price competition could adversely affect our operations. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to increase revenue per available seat mile. The prevalence of discount fares can be particularly acute when a competitor has excess capacity to sell. Moreover, many other airlines have unbundled their services, at least in part, by charging separately for services, such as baggage and advance seat selection, which previously were offered as a component of base fares. This unbundling and other cost-reducing measures could enable competitor airlines to reduce fares on routes that we serve.

In addition, airlines increase or decrease capacity in markets based on perceived profitability. If our competitors increase overall industry capacity, or capacity dedicated to a particular domestic or foreign region, market or route that we serve, it could have a material adverse impact on our business. If we continue to experience increased competition, our business, results of operations and financial condition could be materially adversely affected.

We also expect that new work patterns and the growth of remote work will lead to increasing numbers of employees choosing to live remotely from their office location, which has altered, and could continue to alter, the historical demand levels on the routes we serve. While we believe our low fares and low costs will enable us to grow our network profitably in new markets in order to take advantage of new demand patterns as they arise, there can be no assurance that we will be successful in doing so or that we will be able to successfully compete with other U.S. airlines on such routes. If we fail to establish ourselves in such new markets, our business, results of operations and financial condition could be materially adversely affected.

Our growth and the success of our ULCC business model could stimulate competition in our markets through our competitors' development of their own ULCC strategies or through new market entrants. For example, certain legacy network airlines have further segmented the cabins of their aircraft in order to enable them to offer a tier of reduced base fares designed to be competitive with those offered by us and other ULCCs. We expect the legacy airlines to continue to match LCC and ULCC pricing on portions of their networks including through the deployment of so-called "basic economy" fares. A competitor adopting a ULCC strategy (including through the deployment of basic economy fares) may have greater financial resources and access to lower-cost sources of capital than we do, which could enable them to execute their network strategy with a lower cost structure than we can. If these competitors adopt and successfully execute a ULCC business model or similar model by deploying basic economy fares, our business, results of operations and financial condition could be materially adversely affected.

There has been significant consolidation within the airline industry and, in the future, there may be additional consolidation. Business combinations could significantly alter industry conditions and competition within the airline industry and could enable our competitors to reduce their fares.

The extremely competitive nature of the airline industry could prevent us from attaining the level of passenger traffic or maintaining the level of fares or revenues related to non-fare services, required to achieve and sustain profitable operations in new and existing markets. This could impede our growth strategy, which could harm our operating results. Due to our relatively small size, we are susceptible to a fare war or other competitive activities in one or more of the markets we serve, which could have a material adverse effect on our business, results of operations and financial condition.

Our business has been, and may in the future be, materially adversely affected by the price and availability of aircraft fuel. Unexpected pricing of aircraft fuel or a shortage of, or disruption in, the supply of aircraft fuel could have a material adverse effect on our business, results of operations and financial condition.

The cost of aircraft fuel is highly volatile and has generally been one of our largest individual operating expenses, accounting for 24% and 28% of our operating expenses for the years ended December 31, 2025 and 2024, respectively. High fuel prices or increases in fuel costs (or in the price of crude oil) would result in increased levels of expense, and we may not be able to increase ticket prices sufficiently to cover such increased fuel costs, particularly when fuel prices rise quickly. We also sell a significant number of tickets to passengers well in advance of travel and, as a result, fares sold for future travel may not reflect such increased fuel costs. In addition, our ability to increase ticket prices to offset an increase in fuel costs is limited by the competitive nature of the airline industry and the price sensitivity associated with air travel, particularly leisure travel, and any increases in fares may reduce the general demand. Conversely, prolonged periods of low fuel prices could limit our ability to differentiate our product and low-cost fares from those of the legacy network airlines and LCCs, as prolonged periods of low fuel prices could enable such carriers to, among other things, substantially decrease their costs, fly longer stages or utilize older aircraft. In addition, prolonged periods of low fuel prices could also reduce the benefit we expect to receive from the new technology, more fuel-efficient A320neo family aircraft we operate and have on order. Any future fluctuations in aircraft fuel prices or sustained high or low fuel prices could have a material adverse effect on our business, results of operations and financial condition.

Our business is also dependent on the availability of aircraft fuel (or crude oil), which is not predictable. Weather-related events and natural disasters (including hurricanes or similar events in the U.S. Southeast and on the Gulf Coast where a significant portion of domestic refining capacity is located), terrorism, wars (including the war between Russia and Ukraine and the conflict in the Middle East), supply chain disruptions, political disruption or instability involving oil-producing countries, changes in production levels of individual nations or associations of oil-producing states, economic sanctions imposed against oil-producing countries or specific industry participants, changes in fuel-related government policy, the imposition of tariffs, the strength of the U.S. dollar against foreign currencies, labor strikes, cyberattacks or other events affecting refinery production, transportation, taxes, marketing, environmental concerns, market manipulation, price speculation and other unpredictable events may drive actual or perceived fuel supply shortages. Shortages in the availability of, or increases in demand for, crude oil in general, other crude oil-based fuel derivatives and aircraft fuel in particular have resulted, and could continue to result, in increased fuel prices and could have a material adverse effect on our business, results of operations and financial condition.

As of December 31, 2025 and 2024, we had no outstanding fuel cash flow hedges for future fuel consumption and, therefore, had no material impact within our consolidated statements of operations for the years ended December 31, 2025 and 2024. We cannot assure you that any potential future fuel hedging program will be effective or that we will maintain a fuel hedging program at all. Even if we are able to hedge portions of our future fuel requirements, we cannot guarantee that our hedge contracts will provide an adequate level of protection against increased fuel costs or that the counterparties to our hedge contracts will be able to perform. Future fuel hedge contracts could contain margin funding requirements that could require us to post collateral to counterparties in the event of a significant drop in fuel prices in the future. Additionally, our ability to realize the benefit of declining fuel prices may be delayed by the impact of any fuel hedges in place, and we may record significant losses on fuel hedges during periods of declining fuel prices. A failure of our fuel hedging strategy, significant margin funding requirements, overpaying for fuel through the use of hedging arrangements or our failure to maintain a fuel hedging program could prevent us from adequately mitigating the risk of fuel price increases and could have a material adverse effect on our business, results of operations and financial condition.

On September 9, 2021, the U.S. Sustainable Aviation Fuel Grand Challenge (" SAF Grand Challenge") was launched, built upon by the FAA's Aviation Climate Action Plan published in 2021, which outlines plans to scale up the production of Sustainable Aviation Fuel (SAF"). On January 13, 2025, the SAF Grand Challenge 2021-2024 Progress report was released, which highlighted goals of reducing gas emission by 50%, producing 3 billion gallons of SAF by 2030, and meeting domestic aviation fuel demand by 2050. Currently, industrial production of SAF is small in scale and inadequate to meeting growing demand and we anticipate that competition for SAF among industry participants will remain intense. As a result, we may need to pay a significant premium for SAF above the price we would pay for conventional jet fuel. Certain existing or potential future agreements pertain to SAF production from facilities that are planned but not yet operational, and which may utilize technology that has not been proven at commercial scale. There is no assurance that these facilities will be built or that they will meet contracted production timelines and volumes. In the event that the SAF is not delivered on schedule or in sufficient volumes, there can be no assurance that we will be able to source a supply of SAF sufficient to meet our stated goals, or that we will be able to do so on favorable economic terms.

We are subject to extensive regulation by the FAA, the DOT, the TSA, CBP and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business, results of operations and financial condition.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the U.S. Congress has passed laws and the FAA, the DOT, the TSA and the Centers for Disease Control have issued regulations, orders, rulings and guidance relating to the operation, safety and security of airlines and consumer protections that have required significant expenditures. We expect to continue to incur expenses in connection with complying with such laws and government regulations, orders, rulings and guidance. Additional laws, regulations, taxes and increased airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel, or have the effect of raising ticket prices, reducing revenue and increasing costs.

The DOT has broad authority over airlines and their consumer and competitive practices, and has used this authority to issue numerous regulations and pursue enforcement actions, including rules and fines relating to the handling of unfair or deceptive practices and unfair methods of competition including undisclosed display bias, lengthy tarmac delays, chronically delayed flights, airline advertising and marketing practices, codeshare disclosure, denied boarding compensation, ticket refunds, baggage liability, contracts of carriage, customer service commitments, consumer notices and disclosures, customer complaints and transportation of passengers with disabilities.

The FAA Reauthorization Act of 2024 (the "FAA Authorization Renewal") was signed into law in May 2024. Among other things, the FAA Authorization Renewal increased the authorized funding level for the FAA and required the hiring of additional air traffic controllers, an effort to address staffing and resource shortages and improve the operation of the air traffic control system in the United States. The FAA Authorization Renewal also codified several consumer protection rulemakings that could be challenging to implement and have negative financial impacts, and required the FAA to conduct a study on improvements to the safety and efficiency of aircraft evacuation standards and engage in rulemaking to implement appropriate recommendations. Any new or enhanced requirements resulting from the FAA Authorization Renewal, including any new fees, costs we may be required to incur to comply with new rules, including with respect to any changes to the configuration of our aircraft, and compensation or other penalties we may be required to pay for violations of such rules, have the potential to significantly increase our operational costs and could decrease potential passenger revenue.

In October 2022, the DOT issued a Notice of Proposed Rulemaking ("NPRM") which would require airlines and travel agents to increase disclosure of bag fees, change and cancellation fees and family seating fees during the ticket purchase process in an effort to improve the transparency of airline pricing. The final rule was published in April 2024, however the rule is being challenged by airline associations and certain individual airlines and, in October 2025, the Fifth Circuit granted the airlines' request for rehearing. As such, the rule is under further review and any potential impacts are still being evaluated.

Also, in August 2024, the DOT issued a NPRM regarding family seating in air transportation which would require airlines to seat children aged 13 and under next to at least one accompanying adult at no additional cost beyond the fare, subject to limited exceptions. The DOT is still evaluating the impacts of this proposed rule.

The DOT has also issued several NPRMs related to aircraft accessibility measures. In January 2020, the DOT published a NPRM regarding short-term improvements, including with respect to the accessibility features of lavatories and onboard wheelchair requirements on certain single-aisle aircraft with an FAA certificated maximum capacity of 125 seats or more, training flight attendants to proficiency on an annual basis to provide assistance in transporting qualified individuals with disabilities to and from the lavatory from their aircraft seat and providing certain information on request to qualified individuals with a disability or persons inquiring on their behalf, on the carrier's website and in printed or electronic form on the aircraft, concerning the accessibility of aircraft lavatories. Comments were reopened on this NPRM in November 2021. In March 2022, the DOT issued a NPRM regarding long-term accessibility improvements that would require airlines to ensure that at least one lavatory on new single-aisle aircraft with 125 seats or more is large enough to permit a passenger with a disability (with the help of an assistant, if necessary) to approach, enter and maneuver within the lavatory, as necessary, to use all lavatory facilities and to leave by means of the aircraft's onboard wheelchair. In August 2023, the DOT published the final rule covering both the short- and long-term accessibility measures. The final rule mandated certain short-term accessibility measures that are substantially consistent with the measures outlined in the NPRM, which we are required to comply with by October 2026. The final rule also adopted the expanded lavatory size requirement for new single-aisle aircraft with 125 seats or more, which applies to aircraft that are ordered within 10 years of, or delivered 12 years after, the rule's October 2023 effective date.

We may also be impacted by regulations affecting certain of our major commercial partners, including our co-branded credit card partner or our loyalty program. For example, there has been bipartisan legislation proposed in the U.S. Congress, referred to as the Credit Card Competition Act, designed to increase credit card transaction routing options for merchants which, if enacted, could result in a reduction of the fees levied on credit card transactions. If this legislation or any similar legislation or regulation is enacted, it could fundamentally alter the profitability of our agreement with our co-branded credit card partner and the benefits we provide to our consumers through our co-branded credit card. Additionally, in May 2024, the DOT and the Consumer Financial Protection Bureau (the "CFPB") held a joint hearing on airline and credit card rewards. In September 2024, the DOT launched an inquiry into certain airline loyalty programs to investigate potential competition or consumer protection issues in airlines' administration of these programs and the CFPB recently issued a circular to other law enforcement agencies warning that credit card issuers and their parties could violate federal law by devaluing rewards points and airline miles. Draft legislation introduced in the U.S. Congress, referred to as the Protect Your Points Act, similarly aims to regulate the management of frequent flyer program co-branded credit cards. If regulatory or legislative efforts to impose restrictions on airline loyalty programs are successful, they could materially reduce the revenues we derive from our *FRONTIER Miles* loyalty program and adversely impact our results of operations.

The FAA has issued final regulations governing pilot rest periods and work hours for all passenger airlines certified under Part 121 of the Federal Aviation Regulations ("FAR"). The rule known as FAR Part 117, which became effective January 4, 2014, impacts the required amount and timing of rest periods for pilots between work assignments and modifies duty and rest requirements based on the time of day, number of scheduled segments, time zones and other factors. In addition, the U.S. Congress enacted a law and the FAA issued regulations requiring U.S. airline pilots to have a minimum number of hours as a pilot in order to qualify for an Air Transport Pilot certificate, which all pilots on U.S. airlines must obtain. In October 2022, the FAA issued a final rule mandating rest periods of at least 10 consecutive hours for flight attendants who are scheduled for a duty period of 14 hours or less and prohibiting the reduction of the rest period under any circumstances, which have impacted and will continue to impact our scheduling flexibility. Compliance with these rules may increase our costs, while failure to remain in full compliance with these rules may subject us to fines or other enforcement action. FAR Part 117 and the minimum pilot hour requirements may also reduce our ability to meet flight crew staffing requirements. We cannot assure you that compliance with these and other laws, regulations, orders, rulings and guidance will not have a material adverse effect on our business, results of operations and financial condition.

In addition, the TSA mandates the federalization of certain airport security procedures and imposes additional security requirements on airports and airlines, some of which is funded by a security fee imposed on passengers and collected by airlines. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements.

Our ability to operate as an airline is dependent on our obtaining and maintaining authorizations issued to us by the DOT and the FAA. The FAA from time to time issues directives and other mandatory orders relating to, among other things, operating aircraft, the grounding of aircraft, maintenance and inspection of aircraft, installation of new safety-related items, and removal and replacement of aircraft parts that have failed or may fail in the future. These requirements can be issued with little or no notice, can impact our ability to efficiently or fully utilize our aircraft, and could result in the temporary grounding of aircraft types altogether. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, our aircraft, for any reason, could negatively affect our business, results of operations and financial condition.

In November 2025, the DOT and FAA announced a temporary 10% reduction in flights at 40 major U.S. airports, due to the increased strain on both pilots and air traffic controllers due to the most recent U.S. Government shutdown. Although the U.S. government shutdown ended on November 12, 2025, the FAA did not lift the restrictions until November 17, 2025. When the restrictions were in place, airlines were required to issue full refunds to passengers. Future government shutdowns are unpredictable and could negatively impact our operations due to mandated flight reductions, decreased availability of air traffic controllers and security personnel, and other unforeseen impacts.

Federal law requires that air carriers operating scheduled service be continuously "fit, willing and able" to provide the services for which they are licensed. Our "fitness" is monitored by the DOT, which considers managerial competence, operations, finances and compliance record. In addition, under federal law, we must be a U.S. citizen (as determined under applicable law). Please see "Business—Foreign Ownership." While the DOT has seldom revoked a carrier's certification for lack of fitness, such an occurrence would render it impossible for us to continue operating as an airline. The DOT may also institute investigations or administrative proceedings against airlines for violations of regulations.

International routes are regulated by air transport agreements and related agreements between the United States and foreign governments. Our ability to operate international routes is subject to change, as the applicable agreements between the United States and foreign governments may be amended from time to time. Our access to new international markets may be limited by the applicable air transport agreements between the United States and foreign governments and our ability to obtain the necessary authority from the United States and foreign governments to fly the international routes. In addition, our operations in foreign countries are subject to regulation by foreign governments and our business may be affected by changes in law and future actions taken by such governments, including granting or withdrawal of government approvals, airport slots and restrictions on competitive practices. We are subject to numerous foreign regulations in the countries outside the United States where we currently provide service. If we are not able to comply with this complex regulatory regime, our business could be significantly harmed. Please see "Business—Government Regulation."

Restrictions on, or increased taxes applicable to, charges for non-fare products and services paid by airline passengers and burdensome consumer protection regulations or laws could harm our business, results of operations and financial condition.

For the years ended December 31, 2025 and 2024, we generated non-fare passenger revenues of $2,117 million and $2,248 million, respectively. Our non-fare passenger revenue consists primarily of revenue generated from air travel-related services such as service fees, baggage fees, seat selection fees and other passenger-related revenue and is a component of passenger revenue within our consolidated statements of operations. The DOT has rules governing many facets of the airline-consumer relationship including, for instance, unfair or deceptive practices and unfair methods of competition. The DOT periodically audits airlines to determine whether such airlines have violated any of the DOT rules. The DOT has conducted audits of our business and routine post-audit investigations of our business are ongoing. For example, in 2023, the DOT sent us a request for information to assist in its investigation into whether we cared for our customers as required by law during Winter Storm Elliott, including providing adequate customer service assistance, prompt flight status notifications, and proper and timely refunds. The DOT concluded the investigation related to Winter Storm Elliott during 2025 with no material financial impact to our business. We will continue to fully cooperating with any requests from the DOT. If the DOT determines that we are not, or have not been, in compliance with these rules or if we are unable to remain compliant, the DOT may subject us to fines or other enforcement action.

The DOT may also impose additional consumer protection requirements, including adding requirements to modify our websites and computer reservations system, which could have a material adverse effect on our business, results of operations and financial condition. The U.S. Congress and the DOT have also examined the increasingly common airline industry practice of unbundling the pricing of certain products and ancillary services. For example, in December 2024, a U.S. Senate subcommittee held a bipartisan hearing on ancillary fees and unbundled pricing practices, and numerous airline executives, including our Senior Vice President, Chief Commercial Officer, were called to testify. However, if new laws or regulations are adopted that make unbundling of airline products and services impermissible, or more cumbersome or expensive, or if new taxes are imposed on non-fare passenger revenues, our business, results of operations and financial condition could be harmed. Congressional, federal agency and other government scrutiny may also change industry practice or the public's willingness to pay for non-fare ancillary services. For a discussion of DOT regulations and rulemaking efforts, please see "—We are subject to extensive regulations by the FAA, the DOT, the TSA, CBP and other U.S. and foreign governmental agencies, compliance with which would cause us to incur increased costs and adversely affect our business, results of operations and financial condition."

We are also subject to the examination of our tax returns and other tax matters by the U.S. Internal Revenue Service ("IRS") and other tax authorities. Following a federal excise tax audit by the IRS covering the first quarter of 2021 to the second quarter of 2023, in June 2025, we received a revised assessment in the amount of $133 million related to the applicability of federal excise tax to certain optional ancillary products and services. We established reserves for certain fees subject to the assessment where we believe a loss for this matter is probable and estimable. We are actively contesting the assessment and our appeal is pending with the IRS. There can be no assurance as to the outcome of these examinations, and we could face additional tax liability, including interest and penalties, which could adversely affect our business, results of operations and financial condition.

We are subject to risks associated with climate change, including increased regulation of our CO_2 emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure.

Efforts to transition to a low-carbon future have increased the focus by global, national and regional regulators on climate change and GHG emissions, including CO_2 emissions. In particular, ICAO has adopted rules, including those pertaining to CORSIA, which will require us to address the growth in CO_2 emissions of a significant majority of our international flights. For more information on CORSIA, see "Business—Government Regulation—Environmental Regulation."

At this time, the costs of complying with our future obligations under CORSIA are uncertain because there is a significant uncertainty with respect to the future supply and price of carbon offset credits and lower-carbon aircraft fuels. In addition, we will not directly control our CORSIA compliance costs through 2032 because those obligations are based on the growth in emissions of the global aviation sector and begin to incorporate a factor for individual airline operator emissions growth beginning in 2033. Due to the competitive nature of the airline industry and unpredictability of the market for air travel, we can offer no assurance that we may be able to increase our fares, impose surcharges or otherwise increase revenues or decrease other operating costs sufficiently to offset our costs of meeting obligations under CORSIA.

In the event that CORSIA does not come into force as expected or is terminated for whatever reason, we and other airlines could become subject to an unpredictable and inconsistent array of national or regional emissions restrictions, creating a patchwork of complex regulatory requirements that could affect global competitors differently without offering meaningful aviation environmental improvements. Concerns over climate change are likely to result in continued attempts by municipal, state, regional and federal agencies, as well as international bodies, to adopt requirements or change business environments related to aviation that, if successful, may result in increased costs to the airline industry and us. In addition, several countries and U.S. states have adopted, or are considering adopting, programs, including new taxes, to regulate domestic GHG emissions. For example, in October 2023, California became the first state to sign two climate disclosure laws, if they survive ongoing legal challenge, require certain companies doing business in California, and above a certain threshold to disclose their GHG emissions and climate-related financial risks. Other states and jurisdictions in which we operate may adopt similar, divergent, or more stringent laws. Certain airports have adopted, and others could in the future adopt, GHG emission or climate-related goals that could impact our operations or require us to make changes or investments in our infrastructure.

In addition, in January 2021, the EPA adopted GHG emission standards for new aircraft engines, which are aligned with the 2017 ICAO aircraft engine GHG emission standards. Like the ICAO standards, the final EPA standards for new aircraft engines would not apply retroactively to engines on in-service aircraft. Pursuant to the Clean Air Act, the FAA issued a final rule in February 2024 to implement these standards, introducing new fuel efficiency certification regulations. These regulations, which took effect in April 2024, apply to airplanes manufactured after January 1, 2028, as well as to uncertified large business and commercial jet aircrafts.

U.S. commitments announced during the April 2021 Leaders' Summit on Climate include working with other countries on a vision toward reducing the aviation sector's emissions in a manner consistent with the 2050 net-zero emissions goal, continued participation in CORSIA and development of SAF. Whether these U.S. or international goals will be achieved and the potential effects on our business cannot be predicted at this time. If demand for SAF increases beyond the current capacity of SAF production efforts, we may need to pay a significant premium for SAF above the cost of traditional fuel.

All such climate change-related regulatory activity and developments may adversely affect our business and financial results by requiring us to reduce our emissions, make capital investments to purchase specific types of equipment or technologies, purchase carbon offset credits or otherwise incur additional costs related to our emissions, either due to direct regulation on us, regulation on our suppliers or others in our value chain, or otherwise. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs.

Growing recognition among consumers of the dangers of climate change may mean some customers choose to fly less frequently or fly on an airline they perceive as operating in a manner that is more sustainable to the climate. Business customers may choose to use alternatives to travel, such as virtual meetings and workspaces. Greater development of high-speed rail in markets now served by short-haul flights could provide passengers with lower-carbon alternatives to flying with us. Our collateral to secure loans, in the form of aircraft, spare parts, airport slots and loyalty and brand assets, could lose value as customer demand shifts and economies move to low-carbon alternatives, which may increase our financing costs. Additionally, climate change-related litigation and investigations have increased in recent years and any claims or investigations against us could be costly to defend and our business could be adversely affected by the outcome.

Finally, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure and financial results. Such severe weather events may increase the incidence of delays and cancellations, increase turbulence-related injuries, impact fuel consumption to avoid weather, require repositioning of aircraft to avoid damage or accommodate changed flights, or reduce demand for travel. Operational impacts, such as the cancelling of flights, could result in loss of revenue. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to and mitigate such physical effects of climate change. We are not able to predict accurately the materiality of any potential losses or costs associated with the physical effects of climate change at this time.

We are subject to various environmental and noise laws and regulations, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment and noise reduction, including those relating to air emissions, discharges (including storm water discharges) to surface and subsurface waters, safe drinking water and the use, management, disposal and release of, and exposure to, hazardous waste, materials and chemicals. We are or may be subject to new or proposed laws and regulations that may have a direct effect (or indirect effect through our third-party specialists or airport facilities at which we operate) on our operations. Any such existing, future, new or potential laws and regulations could have an adverse impact on our business, results of operations and financial condition.

Similarly, we are subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of wastes directly attributable to us.

In addition, ICAO and jurisdictions around the world have adopted noise regulations that require all aircraft to comply with noise-level standards, and governmental authorities in several U.S. and foreign cities are considering or have already implemented aircraft noise reduction programs, including the imposition of overnight curfews and limitations on daytime take-offs and landings. Compliance with existing and future environmental laws and regulations, including emissions limitations and more restrictive or widespread noise regulations, that may be applicable to us could require significant expenditures, increase our cost base and have a material adverse effect on our business, results of operations and financial condition, and violations thereof can lead to significant fines and penalties, among other sanctions.

We routinely participate with other airlines in fuel consortia and fuel committees at our airports. The related agreements generally include cost-sharing provisions and environmental indemnities that are generally joint and several among the participating airlines. Any costs (including remediation and spill response costs) incurred by such fuel consortia could also have an adverse impact on our business, results of operations and financial condition.

Airlines are often affected by factors beyond their control, including: air traffic congestion at airports; air traffic control inefficiencies; government shutdowns; major construction or improvement projects at airports; aircraft and engine defects; FAA grounding of aircraft; adverse weather conditions; increased security measures; new travel-related identification requirements, taxes and fees; natural disasters; or outbreaks of disease, any of which could have a material adverse effect on our business, results of operations and financial condition.

Like other airlines, our business is affected by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, government shutdowns, major construction or improvement projects at airports at which we operate, aircraft and engine defects, FAA grounding of aircraft, adverse weather conditions, increased security measures, new travel-related identification requirements, taxes and fees, natural disasters and outbreaks of disease. Flight delays caused by these factors may frustrate passengers and may increase costs and decrease revenues which, in turn, could adversely affect our profitability. The federal government controls all U.S. airspace, and airlines are completely dependent on the FAA to operate that airspace in a safe, efficient and affordable manner. The federal government also controls airport security. The air traffic control system, which is operated by the FAA, has in the past and we expect will continue to face challenges in managing the demand for U.S. air travel. Federal government slowdowns or shutdowns may further impact the availability of federal resources, such as air traffic controllers and security personnel, necessary to provide air traffic control and airport security. Staffing shortages, such as the recent shortage of air traffic controllers, can cause delays or cancellations of flights or may impact our ability to take delivery of aircraft or expand our route network or airport footprint. In addition, U.S. and foreign air traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. Further, implementation of the Next Generation Air Transport System, or NextGen, by the FAA could result in changes to aircraft routings and flight paths that could lead to increased noise complaints and other lawsuits, resulting in increased costs. The U.S. Congress could enact legislation that could impose a wide range of consumer protection requirements, which could increase our costs of doing business.

In November 2025, the DOT and FAA announced a temporary 10% reduction in flights at 40 major U.S. airports, due to the increased strain on both pilots and air traffic controllers due to the most recent U.S. government shutdown. Although the U.S. government shutdown ended on November 12, 2025, the FAA did not lift the restrictions until November 17, 2025. When the restrictions were in place, airlines were required to issue full refunds to passengers. Future government shutdowns are unpredictable and could negatively impact our operations due to mandated flight reductions, decreased availability of air traffic controllers and security personnel, and other such unforeseen impacts.

In addition, airlines may also experience disruptions to their operations as a result of the aircraft and engines they operate, such as manufacturing defects, spare part shortages and other factors beyond their control. Please see "Risk Factors—Risks Related to Our Business—We depend on a sole-source supplier for our aircraft and two suppliers for our engines."

We provide service to many areas of the United States that are at risk of, and from time to time experience, severe weather events. Adverse weather conditions and natural disasters, such as hurricanes, thunderstorms, blizzards, snowstorms or earthquakes, can cause flight cancellations or significant delays. Cancellations or delays due to adverse weather conditions or natural disasters, air traffic control problems or inefficiencies, breaches in security or other factors may affect us to a greater degree than other larger airlines that may be able to recover more quickly from these events, and therefore could have a material adverse effect on our business, results of operations and financial condition to a greater degree than other air carriers. Because of our high utilization, operational disruptions can have a disproportionate impact on our ability to recover from such disruptions. In addition, many airlines re-accommodate their disrupted passengers on other airlines at prearranged rates under flight interruption manifest agreements. We have been unsuccessful in procuring such agreements with other airlines, which makes our recovery from travel disruption more challenging than for larger airlines that have these agreements in place. New identification requirements, such as the implementation of rules under the REAL ID Act of 2005, and increased travel taxes, such as those provided in the Travel Promotion Act, enacted in March 2010, could also result in decreases in passenger traffic. Any general reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition.

We face competition from air travel substitutes and technology advancements.

In addition to airline competition from legacy network airlines, LCCs and other ULCCs, we also face competition from air travel substitutes. On our domestic routes, particularly those with shorter stage lengths, we face competition from other transportation alternatives, such as buses, trains or automobiles. In addition, technology advancements may limit the demand for air travel. For example, video teleconferencing, virtual and augmented reality and other methods of electronic communication may reduce the need for in-person communication. Any inability to stimulate demand for air travel with our low-cost fares or to adjust rapidly in the event that the basis of competition in our markets changes could have a material adverse effect on our business, results of operations and financial condition.

Future public health threats or outbreaks of disease, including pandemics similar to the COVID-19 pandemic, as well as measures to reduce the spread of such disease and the related economic impact, could have a material adverse impact on our business, results of operations and financial conditions.

Future public health threats or outbreaks of disease, including pandemics similar to the COVID-19 pandemic, have in the past and may in the future result in a severe decline in demand for air travel, and measures to reduce the spread of such diseases could have a material adverse impact on our business, results of operations, and financial condition. The duration and severity of a future public health threat or outbreak of disease, or any additional governmental or regulatory requirements that could be imposed on our business in response to such public health threat or disease, cannot be predicted and could result in additional adverse effects on our business, results of operations and financial condition.

Threatened or actual terrorist attacks or security concerns, particularly those involving airlines, could have a material adverse effect on our business, results of operations and financial condition.

Past terrorist attacks or attempted attacks, particularly those against airlines, have caused substantial revenue losses and increased security costs, and any actual or threatened terrorist attack or security breach, even if not directly against an airline, could have a material adverse effect on our business, results of operations and financial condition. For instance, enhanced passenger screening, increased regulation governing carry-on baggage and other similar restrictions on passenger travel may further increase passenger inconvenience and reduce the demand for air travel. In addition, increased or enhanced security measures have tended to result in higher governmental fees imposed on airlines, thereby resulting in higher operating costs for airlines, which we may not be able to pass on to consumers in the form of higher prices. Terrorist attacks made directly on an airline, particularly in the United States, or the fear of such attacks or other hostilities, including elevated national threat warnings or selective cancellation or redirection of flights due to terror threats, would have a negative impact on the airline industry and could have a material adverse effect on our business, results of operations and financial condition.

A decline in, or temporary suspension of, the funding or operations of the U.S. federal government or its agencies may adversely affect our future operating results or negatively impact the timing and implementation of our growth prospects.

The success of our operations and our future growth is dependent on a number of federal agencies, including the FAA, the DOT and the TSA. In the event of a prolonged slowdown or shutdown of the federal government, certain functions of these and other federal agencies may be significantly diminished or completely suspended for an indefinite period of time, the conclusion of which is outside of our control. During such periods, it may not be possible for us to obtain the operational approvals and certifications required for events that are critical to the successful execution of our operational strategy, such as the delivery of new aircraft or the implementation of new routes. Additionally, there may be an impact on critical airport operations, particularly security, air traffic control and other functions that could cause airport delays and flight cancellations. Shutdown-related uncertainty can also decrease both business and leisure travel demand and slow booking trends, causing short-term business headwinds.

The most recent U.S. federal government shutdown began on October 1, 2025 and lasted until November 12, 2025, with restrictions lifted on November 17, 2025. This shutdown resulted in the DOT and FAA announcing a temporary 10% reduction in flights at 40 major U.S. airports, due to the increased strain on both pilots and air traffic controllers. Future government shutdowns are unpredictable and could negatively impact our operations due to potential mandated flight reductions, decreased availability of air traffic controllers and security personnel, and other such unforeseen impacts. Furthermore, once a period of slowdown or government shutdown has concluded, there will likely be an operational backlog within the federal agencies that may extend the length of time that such events continue to negatively impact our business, results of operations and financial condition beyond the end of such period.

Risks associated with our presence in international emerging markets, including political or economic instability, and failure to adequately comply with existing legal requirements, may materially adversely affect our business, results of operations and financial condition.

Some of our target growth markets include countries with less developed economies, legal systems or financial markets, and business and political environments that are vulnerable to economic and political disruptions, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets, trafficking and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us now or in the future and the resulting instability may have a material adverse effect on our business, results of operations and financial condition.

We emphasize compliance with all applicable laws and regulations and have implemented and continue to implement and refresh policies, procedures and certain ongoing training of our employees, third-party specialists and partners with regard to business ethics and key legal requirements; however, we cannot assure you that our employees, third-party specialists or partners will adhere to our code of ethics, other policies or other legal requirements. If we fail to enforce our policies and procedures properly or maintain adequate recordkeeping and internal accounting practices to record our transactions accurately, we may be subject to sanctions. In the event we believe, or have reason to believe, that our employees, third-party specialists or partners have or may have violated applicable laws or regulations, we may incur investigation costs, potential penalties and other related costs which, in turn, may have a material adverse effect on our reputation, business, results of operations and financial condition.

Increases in insurance costs or reductions in insurance coverage may have a material adverse effect on our business, results of operations and financial condition.

If any of our aircraft were to be involved in a significant accident or if our property or operations were to be affected by a significant natural catastrophe or other event, we could be exposed to material liability or loss. If we are unable to obtain sufficient insurance (including, but not limited to: aviation hull and liability insurance, property and business interruption coverage and cybersecurity incident coverage) to cover such liabilities or losses, whether due to insurance market conditions or otherwise, our business, results of operations and financial condition could be materially adversely affected.

Our current third-party war risk (terrorism) insurance from commercial underwriters excludes nuclear, radiological and certain other events. If we are unable to obtain adequate war risk (terrorism) insurance, or if an event not covered by the insurance we maintain were to take place, our business, results of operations and financial condition could be materially adversely affected.

Risks Related to Our Business

If we fail to implement our business strategy successfully, our business, results of operations and financial condition could be materially adversely affected.

Our growth strategy includes significantly expanding our fleet and expanding the number of markets we serve. We may be unable to achieve profitability in new markets or maintain profitability in existing markets. When developing our route network, we focus on gaining market share on routes that have been underserved or that are served primarily by higher cost airlines, where we believe we have a competitive cost advantage. Effectively implementing our growth strategy is critical for our business to achieve economies of scale and to sustain or increase our profitability. We face numerous challenges in implementing our growth strategy, including our ability to:

- sustain our relatively low unit operating costs;
- continue to realize attractive revenue performance;
- achieve and maintain profitability;
- maintain a high level of aircraft utilization; and
- access airports located in our targeted geographic markets where we can operate routes in a manner that is consistent with our cost strategy.

In addition, in order to successfully implement our growth strategy, which includes effectively planning and managing the growth of our fleet size, we will require access to a large number of gates and other services at airports we currently serve or may seek to serve. We believe there are currently significant restraints on gates and related ground facilities at many of the most heavily utilized airports in the United States, in addition to the fact that three major domestic airports (JFK and LGA in New York and DCA in Washington, D.C.) require government-controlled take-off or landing "slots" to operate at those airports. As a result, if we are unable to obtain access to a sufficient number of slots, gates or related ground facilities at desirable airports to accommodate our growing fleet, we may be unable to compete in those markets, our aircraft utilization rate could decrease and we could suffer a material adverse effect on our business, results of operations and financial condition.

Our customer growth and retention relies upon our loyalty programs and related product offerings. During 2025, we made many enhancements to our loyalty program to encourage participation in the program and reward our customers with benefits to promote flying with us. If those benefits are not deemed to be sufficient or enticing enough to our customers, we may not reach the growth and retention targets we anticipate and our financial position could be negatively impacted. Further, as part of our efforts to enhance our product offering, we plan to introduce first-class seating options beginning in 2026. The initiative requires aircraft reconfiguration and will limit our available aircraft during periods of reconfiguration. There can be no assurance that customer demand will be sufficient for this new product to offset the associated costs. If we are unable to successfully implement this product, our operations and financial position could be negatively impacted.

Our growth is also dependent upon our ability to maintain a safe and secure operation and will require additional personnel, equipment and facilities as we continue to induct new aircraft and execute our growth plan. In addition, we will require additional third-party personnel for services we do not undertake ourselves. An inability to hire and retain personnel, secure the required equipment and facilities in a cost-effective and timely manner, efficiently operate our expanded facilities or obtain the necessary regulatory approvals may adversely affect our ability to achieve our growth strategy, which could harm our business. Furthermore, expansion to new markets may have other risks due to factors specific to those markets. We may be unable to foresee all of the existing risks upon entering certain new markets or respond adequately to these risks, and our growth strategy and our business may suffer as a result. In addition, our competitors may reduce their fares and/or offer special promotions following our entry into a new market. We cannot assure you that we will be able to profitably expand our existing markets or establish new markets.

Some of our target growth markets outside of the United States include countries with less developed economies that may be vulnerable to unstable economic and political conditions, see "— Risks associated with our presence in international emerging markets, including political or economic instability, and failure to adequately comply with existing legal requirements, may materially adversely affect our business, results of operations and financial condition."

Our low-cost structure is one of our primary competitive advantages, and many factors could affect our ability to control our costs.

Our low-cost structure is one of our primary competitive advantages. However, we have limited control over some of our costs. For example, we have limited control over the price and availability of aircraft fuel, aviation insurance, the acquisition and operating cost of aircraft, airport and related infrastructure costs, taxes, the cost of meeting changing regulatory requirements and our cost to access capital or financing. In addition, the compensation and benefit costs applicable to a majority of our employees are established by the terms of collective bargaining agreements, which could result in increased labor costs. See "— Increased labor costs, union disputes, employee strikes and other labor-related disruption may adversely affect our business, results of operations and financial condition." Further, in an inflationary environment that also exhibits worker and fuel shortages, depending on airline industry and other economic conditions, we may be unable to manage through the resulting increases in our operating costs. We cannot predict the extent to which high inflation may occur in the U.S. economy in the future, or for how long an inflationary period or worker or fuel shortages will last. As such, we cannot guarantee that we will be able to maintain our relatively low costs. If our costs increase and we are no longer able to maintain a competitive cost structure, it could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to grow or maintain our unit revenues or maintain our non-fare revenues.

A key component of our strategy is attracting customers with low fares and garnering repeat business by delivering a high-quality, family-friendly customer experience with a more upscale look and feel than traditionally experienced on other ULCCs in the United States. The rising cost of aircraft and engine maintenance may impair our ability to offer low-cost fares, which may result in reduced revenues. Differentiating our brand and product has required, and will continue to require, significant investment, and we cannot assure you that the initiatives we have implemented will continue to be successful or that the initiatives we intend to implement will be successful. If we are unable to maintain or further differentiate our brand and product from the other U.S. ULCCs, our market share could decline, which could have a material adverse effect on our business, results of operations and financial condition. We may also not be successful in leveraging our brand and product to stimulate new demand with low-cost fares or gain market share from the legacy airlines, particularly if we experience significant excess capacity.

In addition, our business strategy includes maintaining our portfolio of desirable, value-oriented, non-fare products and services. However, we cannot assure you that passengers will continue to perceive value in the non-fare products and services we currently offer and regulatory initiatives could adversely affect non-fare revenue opportunities. Failure to maintain our non-fare revenues could have a material adverse effect on our business, results of operations and financial condition. Furthermore, if we are unable to maintain our non-fare revenues, we may not be able to execute our strategy to continue to lower base fares in order to stimulate demand for air travel.

We depend on a sole-source supplier for our aircraft and two suppliers for our engines.

A critical cost-saving element of our business strategy is to operate a single-family aircraft fleet; however, our dependence on the Airbus A320 family aircraft for all of our aircraft and on CFM International, an affiliate of General Electric Company, and Pratt & Whitney for our engines makes us vulnerable to any delivery delays, design defects, mechanical problems or other technical or regulatory issues associated with this aircraft type or these engines. In the event of any actual or suspected design defects or mechanical problems with the Airbus A320 family aircraft or CFM International or Pratt & Whitney engines, whether involving our aircraft or that of another airline, we may choose, or be required, to suspend or restrict the use of our aircraft. Our business could also be materially adversely affected if the public avoids flying on our aircraft due to an adverse perception of the Airbus A320 family aircraft or CFM International or Pratt & Whitney engines, whether because of safety concerns or other problems, real or perceived, or in the event of an accident involving such aircraft or engines.

Since 2022, we have begun to introduce aircraft into our fleet that use the Pratt & Whitney PW1100 Geared Turbo Fan ("GTF") engine, and we have selected this engine for certain of our planned future deliveries. During 2023, Pratt & Whitney announced an expansion of an inspection program related to these PW1100 GTF engines. This inspection program began in 2023 and may continue beyond 2026; however this has not materially impacted our operations through December 31, 2025. During 2024, the FAA superseded two Airworthiness Directives related to PW1100 GTF engines. The new Airworthiness Directive imposed additional inspection and maintenance requirements on PW1100 GTF engines, including accelerated replacement of certain engine components. Pratt & Whitney also rolled out a new "GTF Advantage" program during 2025, which includes a significant redesign of the engine's core. The inspection program could potentially affect the timing of future deliveries of aircraft for which Pratt & Whitney engines have been selected.

Separately, if any of Airbus, CFM International or Pratt & Whitney becomes unable to perform its contractual obligations, including a failure to deliver aircraft or engines on schedule, and we must lease or purchase aircraft or engines from another supplier, we would incur substantial transition costs, including expenses related to acquiring new aircraft, engines, spare parts, maintenance facilities and training activities. Additionally, we would lose the cost benefits realized by our current single-fleet composition, any of which could have a material adverse effect on our business, results of operations and financial condition. We have experienced delays in the deliveries of Airbus aircraft, which have not exceeded several months, and our business could be additionally impacted if delays persist in future periods. These risks may be exacerbated by the long-term nature of our fleet and order book. See also "— We may be subject to competitive risks due to the long-term nature of our fleet and order book which commits us to Airbus aircraft and the engines available for such aircraft for a substantial period of time into the future."

We may be subject to competitive risks due to the long-term nature of our fleet and order book which commits us to Airbus aircraft and the engines available for such aircraft for a substantial period of time into the future.

As of December 31, 2025, we had substantial existing aircraft purchase commitments through 2031, all of which are for Airbus A320neo family aircraft. We have committed to purchase 168 A320neo family aircraft by the end of 2031, all of which will have Pratt & Whitney GTF engines. We have a firm obligation to purchase 21 additional spare engines to be delivered by the end of 2031, all of which are Pratt & Whitney GTF engines. In addition, roughly half of our current fleet is equipped with the LEAP engine manufactured by CFM International. The A320neo family represents the latest step in the modernization of the A320 family aircraft, and includes next-generation engine technology as well as aerodynamic refinements, large curved sharklets, weight savings, a new aircraft cabin with larger hand luggage spaces and an improved air purification system. We were one of the first airlines to utilize the A320neo family and the LEAP engine, and it could take several years to determine whether the reliability and maintenance costs associated with new aircraft and engines will have a significant impact on our operations. If we are unable to realize the potential competitive advantages we expect to achieve through the implementation of the A320neo family aircraft and LEAP or GTF engines into our fleet or if we experience unexpected costs or delays in our operations as a result of such implementation, including due to increased inspection or maintenance obligations imposed on the Pratt & Whitney GTF engines, our business, results of operations and financial condition could be materially adversely affected.

Furthermore, as technological evolution occurs in our industry, we may be competitively disadvantaged because we have extensive existing fleet commitments that would prohibit us from adopting new technologies on an expedited basis.

In addition, while our operation of a single family of aircraft provides us with several operational and cost advantages, any FAA directive or other mandatory order relating to our aircraft or engines, including the grounding of any of our aircraft for any reason, could potentially apply to all or substantially all of our fleet, which could materially disrupt our operations and negatively affect our business, results of operations and financial condition.

Increased labor costs, union disputes, employee strikes and other labor-related disruption may adversely affect our business, results of operations and financial condition.

Our business is labor intensive, with labor costs representing approximately 26% of our total operating costs for each of the years ended December 31, 2025 and 2024. As of December 31, 2025, approximately 86% of our workforce was represented by labor unions, including a number of employees covered by collective bargaining agreements that are amendable. We are currently in negotiations with our pilots, flight attendants and aircraft technicians regarding their next labor contracts. See "Business—Human Capital Resources." We cannot assure you that our labor costs going forward will remain competitive or that any new agreements into which we enter will not have terms with higher labor costs or that the negotiations of such labor agreements will not result in any work stoppages.

We cannot provide assurance that we will not experience operational disruption resulting from any future negotiations or disagreements with our pilots or with any of our other union-represented employee groups. In addition, we cannot provide any estimate with regard to the amount or probability of future compensation increases, ratification incentives or other costs that may come as a result of future labor negotiations. Future operational disruptions or other costs related to labor negotiations, including reputational harm that may come as a result of such disruptions, if any, may have a material adverse impact on our business, results of operations and financial condition.

In addition, the terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other U.S. airlines that may have a greater ability, due to larger scale, greater efficiency, superior profitability or other factors, to bear higher costs than we can. One or more of our competitors may also significantly reduce their labor costs, thereby providing them with a competitive advantage over us. Our labor costs may also increase in connection with our growth and we could also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize. The occurrence of any such event may have a material adverse impact on our business, results of operations and financial condition.

Our inability to expand or operate reliably or efficiently out of airports where we maintain a large presence could have a material adverse effect on our business, results of operations and financial condition.

We are highly dependent on markets served from airports that are significant to our business, including Denver, Orlando, and Atlanta. Our results of operations may be affected by actions taken by governmental or other agencies or authorities having jurisdiction over our operations at these and other airports, including, but not limited to:

- increases in airport rates and charges;
- limitations on take-off and landing slots, airport gate capacity or other use of airport facilities;
- termination of our airport use agreements, some of which can be terminated by airport authorities with little notice to us;
- increases in airport capacity that could facilitate increased competition;
- international travel regulations, such as customs and immigration;
- increases in taxes;
- changes in the law that affect the services that can be offered by airlines, in general and in particular markets or at particular airports;
- restrictions on competitive practices;
- the adoption of statutes or regulations that impact or impose additional customer service standards and requirements, including security standards and requirements; and
- the adoption of more restrictive locally imposed noise regulations or curfews.

Our largest operating base is Denver International Airport, where we primarily operate out of Concourse A, including the ground load facility and accompanying gates. Additionally, we operate at Orlando International Airport and Hartsfield-Jackson Atlanta International Airport under operating leases which expire in 2026. In general, any changes in airport operations could have a material adverse effect on our business, results of operations and financial condition.

Any damage to our reputation or brand image could adversely affect our business or financial results.

Maintaining a good reputation globally is critical to our business. Our reputation or brand image could be adversely impacted by, among other things, any failure to adopt or maintain high ethical, social and environmental sustainability practices for our operations and activities; our impact on the environment; any inability to maintain our position as "America's Greenest Airline" as measured by fuel efficiency (ASMs per fuel gallon consumed during the year ended December 31, 2025; compared to all other major U.S. carriers) including, for example, if another major U.S. airline experiences more average fuel savings than us based on ASMs per fuel gallon consumed or if consumers perceive us to be less "green" than other airlines based on different factors or metrics or by attributing the sustainability practices of our vendors, suppliers and other third parties to us; public pressure from investors or policy groups to change our policies; customer perceptions of our advertising campaigns, sponsorship arrangements or marketing programs; customer perceptions of our use of social media; or customer perceptions of statements made by us, our employees and executives, agents or other third parties. Increasingly, our reputation may also be impacted by our customers' and other stakeholders' evolving, and diverging, perception of the risks and opportunities we face related to human capital management and climate change engagement, our role in the communities in which we operate and our relationship with our crew members. In addition, we operate in a highly visible industry that has significant exposure to social media. Negative publicity, including as a result of misconduct by our customers, vendors or employees, can spread rapidly through social media. If we do not respond in a timely and appropriate manner to address negative publicity, our brand and reputation may be significantly harmed. Damage to our reputation or brand image or loss of customer confidence in our services could adversely affect our business and financial condition, as well as require additional resources to rebuild our reputation. In addition, our reputation or brand image could be adversely impacted by any inability to deliver strong operational performance, which we believe helps strengthen our customer loyalty and attract new customers. Any sustained inability to maintain or improve our operational performance could result in decreased customer loyalty and, in turn, could significantly harm our brand and reputation and adversely affect our business and financial condition.

Moreover, an outbreak and spread of an infectious disease could adversely impact consumer perceptions of the health and safety of travel, and in particular airline travel, such as occurred during the COVID-19 pandemic. Actual or perceived risk of infection on our flights could have a material adverse effect on the public's perception of us and may harm our reputation and business. We have in the past been, and may in the future be, required to take extensive measures to reassure our team members and the traveling public of the safety of air travel, and we could incur significant costs implementing safety, hygiene-related or other actions to limit the actual or perceived threat of infection among our employees and passengers. However, we cannot assure that any actions we might take in response to an infectious disease outbreak will be sufficient to restore the confidence of consumers in the safety of air travel.

Our reputation and business could be adversely affected in the event of an emergency, accident or similar public incident involving our aircraft or personnel.

We are exposed to potential significant losses and adverse publicity in the event that any of our aircraft or personnel is involved in an emergency, accident, terrorist incident or other similar public incident, which could expose us to significant reputational harm and potential legal liability. In addition, we could face significant costs or lost revenues related to repairs or replacement of a damaged aircraft and its temporary or permanent loss from service. We cannot assure you that we will not be affected by such events or that the amount of our insurance coverage will be adequate in the event such circumstances arise, and any such event could cause a substantial increase in our insurance premiums. In addition, any future emergency, accident or similar incident involving our aircraft or personnel, even if fully covered by insurance or even if it does not involve our airline, may create an adverse public perception about our airline or that the equipment we fly is less safe or reliable than other transportation alternatives, or, in the case of our aircraft, could cause us to perform time-consuming and costly inspections on our aircraft or engines, any of which could have a material adverse effect on our business, results of operations and financial condition.

Increasing scrutiny and evolving expectations from customers, regulators, investors and other stakeholders with respect to our environmental, social and governance ("ESG") practices may impose additional costs on us, harm our reputation, adversely impact our access to capital and financial results, or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors and other stakeholders related to their ESG practices and disclosures, including practices and disclosures related to GHGs and climate change in the airline industry in particular, and human capital management, health and safety and human rights initiatives and governance standards among companies more generally. As a result, we may face increasing and/or conflicting pressure regarding our ESG practices and disclosures. Failure, or a perception of failure, to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards (including in the timeline and manner in which we adapt or comply) could negatively impact our reputation and the trading price of our common stock. Moreover, we may be subject to diverging or inconsistent ESG regulations in different jurisdictions. New, and rapidly evolving, government regulations could also result in new or more stringent forms of ESG oversight and expanded mandatory and voluntary reporting, diligence and disclosure. The growing emphasis on ESG matters has resulted, and may result, in the adoption of new laws and regulations, including new reporting requirements, including with respect to climate change. For example, in 2023, the State of California enacted SB 253 and SB 261 which, beginning in 2026, and if they survive ongoing legal challenge, will require disclosure of climate-related financial risks and Scope 1, 2 and 3 GHG emissions, for certain companies. Additionally, our suppliers, customers or other business partners may require us to provide additional climate-related information if they are also subject to these or additional climate-related disclosure laws or regulations in other jurisdictions. If we fail to comply with new laws, regulations or reporting requirements, or we fail to provide complete and accurate information to our suppliers, customers or other business partners, our reputation and business could be adversely impacted.

Simultaneously, there are efforts by some stakeholders to reduce companies' efforts on certain ESG, including human capital management-related matters, and anti-ESG or anti-diversity, equity and inclusion ("DEI") sentiment is gaining momentum across the United States, with several states having enacted or proposed anti-ESG or anti-DEI policies or legislation and several state and federal governmental authorities filing suit alleging that ESG or DEI measures or initiatives violate law. If we were sued under any of these claims, our financial condition, reputation or business could be adversely impacted. Increasingly, different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG matters will be perceived negatively by at least some stakeholders and adversely impact our reputation and business. We could be sued for our ESG or diversity policies and/or programs. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. This and other stakeholder expectations could likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our customers, business partners, and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

In addition, we have a number of ESG initiatives, which will require ongoing investment, and there is no assurance that our initiatives will achieve their intended outcome. Consumers' perceptions of our efforts to achieve these initiatives often differ widely, may vary over time and present risks to our reputation and brand. Further, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on ESG matters. Such ratings are used by some investors to inform their investment or voting decisions. If we are unable to meet the ESG standards or investment criteria set by these investors, we may lose investors, investors may allocate a portion of their capital away from us and our reputation may also be negatively affected. In addition, even if our initiatives are effective, we may experience increased costs as a result of executing upon our sustainability goals that may not be offset by any benefit to our reputation, which could have an adverse impact on our business and financial condition.

Negative publicity regarding our customer service could have a material adverse effect on our business, results of operations and financial condition.

Our business strategy includes the differentiation of our brand and product from the other U.S. airlines, including other ULCCs, in order to increase customer loyalty and drive future ticket sales. We intend to accomplish this by continuing to offer passengers dependable customer service. However, in the past, we have received customer complaints related to, among other things, our customer service and reservations and ticketing systems. We and other airlines have also received complaints regarding the treatment and handling of passengers' noncompliance with airline policies. Passenger complaints, together with reports of lost baggage, delayed and cancelled flights and other service issues, are reported to the public by the DOT. The DOT may choose to investigate such customer complaints, and we have in the past received information requests from the DOT related to our compliance with certain consumer protection requirements. DOT investigations may result in fines or other penalties; for example, we have previously been required to provide flight credits to certain customers and pay a net cash penalty pursuant to a settlement agreement with the DOT. While such penalties have not previously had a material impact, future fines or other penalties imposed by the DOT could have a material adverse effect on our business, results of operations, and financial condition. In addition, our loyalty programs are constantly improving and evolving, which could impact customer understanding of our current offerings. If an offering is removed or added without a customer being aware, there could be an increased number of complaints due to lack of visibility and clarity of our offerings.

We offer a self-service customer service model where our customers are able to receive support via online, mobile and text channels, including the option to chat with a live agent. Some of our customers may prefer to only speak with a live agent and could develop a negative perception of our self-service model if that option is limited to them. If we do not meet our customers' expectations with respect to reliability and service, our brand and product could be negatively impacted, which could result in customers deciding not to fly with us and adversely affect our business and reputation.

We rely on maintaining a high aircraft utilization rate during peak days to implement our low-cost structure, which makes us especially vulnerable to flight delays, flight cancellations, aircraft unavailability or unplanned reductions in demand.

Our average daily aircraft utilization was 9.2 hours and 10.3 hours for the years ended December 31, 2025 and 2024, respectively. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Part of our business strategy is to maximize revenue per aircraft through high daily aircraft utilization, which is achieved, in part, by quick turnaround times at airports so we can fly more hours on average in a day. During 2025, we responded to softened demand due to oversaturated domestic supply amid an uncertain environment by continuing to cut capacity and reduce departures on non-peak travel days; however, our business strategy remains to maximize aircraft utilization overall, especially on peak days. Aircraft utilization is reduced by delays and cancellations caused by various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems or outages, labor availability, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity or other changes in business conditions. A significant portion of our operations are concentrated in markets such as Denver, the Southeast, the Northeast and Northern Midwest regions of the United States, which are particularly vulnerable to weather, airport traffic constraints and other delays, particularly in the winter months and during hurricane season. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance may materially reduce our average fleet utilization and require that we re-accommodate passengers or seek short-term substitute capacity at increased costs. Further, an unplanned reduction in demand reduces the utilization of our fleet and results in a related increase in unit costs, which may be material. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unexpected unavailability of one or more aircraft and resulting reduced capacity or even a modest decrease in demand could have a material adverse effect on our business, results of operations and financial condition.

We are highly dependent upon our cash balances and operating cash flows.

As of December 31, 2025, we had $874 million of total available liquidity, consisting of $654 million in unrestricted cash and cash equivalents and $220 million from the undrawn Revolving Loan Facility. We will continue to be dependent on our operating cash flows (if any) and cash balances to fund our operations, provide capital reserves and make scheduled payments on our aircraft-related fixed obligations, including substantial PDPs related to the aircraft we have on order. In addition, we have sought, and may continue to seek, financing from other available sources to fund our operations, which includes PDP payments.

Under the terms of the PDP Financing Facility and the Second PDP Financing Facility, we are subject to a fixed charge coverage ratio requirement (the "FCCR Test"). If the FCCR Test is not maintained, we are required to test the loan to collateral ratio for the underlying aircraft in the PDP Financing Facility and the Second PDP Financing Facility that are subject to financing (the "LTV Test") and make any pre-payments or post additional collateral required in order to reduce the loan to value on each aircraft in the PDP Financing Facility and the Second PDP Financing Facility that are subject to financing below a ratio threshold. The LTV Test is largely dependent on the appraised fair value of the underlying aircraft subject to financing. LTV Tests may require prepayments or collateral postings in the future depending on aircraft appraisals and other factors.

Our class A-1 enhanced equipment trust certificates (the "2025-1 EETCs") represent the interests in our series A-1 equipment notes in respect of which we are subject to certain covenants. The equipment notes are secured by liens on substantially all of our spare parts and tooling and we are required to obtain semi-annual appraisals, and to ensure that a specified percentage of our spare parts (by appraisal value) are pledged to secure the equipment notes and that the loan-to-value ratio does not exceed a specified percentage. If we do not meet covenant requirements, or fail to make semi-annual payments, we could face accelerated payment obligations. In addition, the terms of our equipment notes limit our ability to freely use, dispose of, or pledge these assets.

If we fail to maintain certain liquidity and other financial covenants, our credit card processors, of which one vendor represents a significant majority of transactions, have the right to hold back credit card remittances to cover our obligations to them, which would result in a reduction of unrestricted cash that could be material. In addition, while we currently have aircraft lease financing that does not require that we maintain a maintenance reserve account, we could be required in the future to fund reserves in cash in advance for scheduled maintenance to act as collateral for the benefit of lessors as a result of future aircraft lease financing arrangements. Further, if our revolving loan facility is drawn upon, we may be required to hold certain amounts of cash in restricted accounts until the drawn amount is repaid. Our restricted cash is partially collateralized by our standby letters of credit and surety bonds to be issued to various airport authorities and vendors, and could result in material future use of restricted cash. If we fail to generate sufficient funds from operations to meet our operating cash requirements or do not obtain another line of credit, other borrowing facility or equity financing, we could default on our operating leases and fixed obligations. Our inability to meet our obligations as they become due could have a material adverse effect on our business, results of operations and financial condition.

Our ability to obtain financing or access capital markets may be limited.

We have significant obligations to purchase aircraft and spare engines that we have on order from Airbus and Pratt & Whitney, respectively. Please refer to "Notes to Consolidated Financial Statements — 11. Commitments and Contingencies" for additional information. We are evaluating financing options for the aircraft operating leases that are committed as of December 31, 2025. Historically, we have financed our aircraft and spare engine deliveries through sale-leaseback financing. During the years ended December 31, 2025, 2024 and 2023, we generated $441 million, $264 million and $163 million of financing cash flows, respectively, and corresponding operating gains of $302 million, $294 million and $147 million, respectively, from sale-leaseback financing related to our aircraft and spare engine deliveries. There are a number of factors that may affect our ability to raise financing or access the capital markets in the future, which includes future sale-leaseback financing, such as our liquidity and credit status, our operating cash flows, market conditions in the airline industry, U.S. and global economic conditions, the general state of the capital markets and the financial position of the major providers of commercial aircraft financing. We cannot assure you that we will be able to source external financing for our planned aircraft acquisitions or for other significant capital needs, and if we are unable to source financing on acceptable terms, or unable to source financing at all, our business could be materially adversely affected. The extent of future sale-leaseback gains/losses recognized and cash generated, which is also dependent on the number of committed future deliveries of aircraft and spare engines, could be impacted if we are not able to secure sale-leaseback arrangements in the future for our deliveries. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our business strategy or otherwise constrain our growth and operations.

Our maintenance costs will increase over the near term, we will periodically incur substantial maintenance costs due to the maintenance schedules of our aircraft fleet and obligations to the lessors and we could incur significant maintenance expenses outside of such maintenance schedules in the future.

As of December 31, 2025, the operating leases for 0, 7, 14, 13 and 12 aircraft in our fleet were scheduled to terminate during 2026, 2027, 2028, 2029 and 2030, respectively. Additionally, as of December 31, 2025, the operating leases for 1, 0, 2, 3 and 2 engines in our fleet were scheduled to terminate during 2026, 2027, 2028, 2029 and 2030, respectively. In certain circumstances, such operating leases may be extended. Prior to such aircraft and engines being returned, we will incur costs to restore the aircraft and engines to the condition required by the terms of the underlying operating leases or as negotiated with lessors due to lease terminations. The amount and timing of these so-called "return conditions" costs can prove unpredictable due to uncertainty regarding the maintenance status of each particular aircraft and engine at the time it is to be returned, and it is not unusual for disagreements to ensue between the airline and the leasing company as to the required maintenance on a given aircraft or engine.

In addition, as of December 31, 2025, we had a firm obligation to purchase 168 A320neo family aircraft and 21 engines by the end of 2031. We expect that these new aircraft and engines will require less maintenance when they are first placed in service (sometimes called a "maintenance holiday") because the aircraft and engines will benefit from manufacturer warranties and also will be able to operate for a significant period of time, generally measured in years, before the most expensive scheduled maintenance obligations, known as heavy maintenance, are first required. Following these initial maintenance holiday periods, the new aircraft and engines we have an obligation to acquire will require more maintenance as they age and our maintenance and repair expenses for each newly purchased aircraft will be incurred at approximately the same intervals. Moreover, because a large portion of our future fleet will be acquired over a relatively short period, significant maintenance to be scheduled on each of these planes may occur concurrently with other aircraft acquired around the same time, meaning we may incur our heavy maintenance obligations across large portions of our fleet around the same time. These more significant maintenance activities result in out-of-service periods during which our aircraft are dedicated to maintenance activities and unavailable to fly revenue service.

Outside of scheduled maintenance, we incur from time to time unscheduled maintenance which is not forecast in our operating plan or financial forecasts, and which can impose material unplanned costs and the loss of flight equipment from revenue service for a significant period of time. For example, a single unplanned engine event can require a shop visit costing several million dollars and cause the engine to be out of service for a number of months.

Furthermore, the terms of any lease agreements that we enter into in the future could require us to pay maintenance reserves to the lessor in advance of the performance of major maintenance, which could result in recording significant prepaid deposits on our consolidated balance sheet. We expect scheduled and unscheduled aircraft maintenance expenses to increase over the next several years. Any significant increase in maintenance and repair expenses could have a material adverse effect on our business, results of operations and financial condition. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Leased Aircraft Return Costs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Long-Term Maintenance Agreements."

We have a significant amount of aircraft-related fixed obligations and obligations under other debt arrangements that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. As of December 31, 2025, all 176 aircraft in our fleet were financed under operating leases. For the years ended December 31, 2025 and 2024, we incurred aircraft rent of $748 million and $675 million, respectively, and maintenance costs of $209 million and $209 million, respectively. As of December 31, 2025 and 2024, we had future operating lease obligations of approximately $4,849 million and $3,966 million, respectively, and future principal debt obligations of $620 million and $507 million, respectively. For the years ended December 31, 2025 and 2024, we made cash payments for interest related to debt of $43 million and $33 million, respectively. In addition, we have significant obligations for aircraft and spare engines that we have on order from Airbus and Pratt & Whitney, respectively, for delivery through 2031.

Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance, cash flows and our ability to secure adequate financing, which will in turn depend on, among other things, the success of our current business strategy, fuel price volatility, any significant weakening or improvement in the U.S. economy and the availability and cost of financing, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft-related fixed obligations and our obligations under other debt arrangements could have a material adverse effect on our business, results of operations and financial condition and could:

- require a substantial portion of cash flows from operations be used for operating lease payments, thereby reducing the availability of our cash flows to fund working capital, capital expenditures and other general corporate purposes;
- limit our ability to make required PDPs, including those payable to our aircraft and engine manufacturers for our aircraft and spare engines on order;
- limit our ability to obtain additional financing to support our expansion plans and for working capital and other purposes on acceptable terms or at all;
- make it more difficult for us to pay our other obligations as they become due during adverse general economic and market industry conditions because any related decrease in revenues or increase in costs could cause us to not have sufficient cash flows from operations to make our scheduled payments;
- reduce our flexibility in planning for, or reacting to, changes in our business and the airline industry and, consequently, place us at a competitive disadvantage to our competitors with lower fixed payment obligations; and
- cause us to lose access to one or more aircraft and forfeit our deposits if we are unable to make our required aircraft lease rental payments and our lessors exercise their remedies under the lease agreement including cross default provisions in certain of our leases.

A failure to pay our operating lease, debt, fixed costs and other obligations or a breach of our contractual obligations could result in various adverse consequences, including the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to cure our breach, fulfill our obligations, make required lease payments or otherwise cover our fixed costs, which could have a material adverse effect on our business, results of operations and financial condition.

We rely on third-party specialists and other commercial partners to perform functions integral to our operations.

We have historically entered into agreements with third-party specialists to furnish certain facilities and services required for our operations, including ground handling, catering, passenger handling, engineering, maintenance, refueling, reservations and airport facilities, as well as administrative and support services that involve the use of internally or externally hosted information technology assets, such as hardware and software platforms. We are likely to enter into similar service agreements in new markets we decide to enter, and we cannot assure you that we will be able to obtain the necessary services at acceptable rates. In addition, certain third-party vendors may have difficulty hiring or retaining sufficient talent to meet their obligations to us due to the worker shortage impacting certain sectors of the U.S. labor market.

As we outsource certain critical business activities to third parties and we depend on a limited number of suppliers for our aircraft and engines, we have increased our reliance on the successful implementation and execution of the business continuity planning and cybersecurity controls of such third-party service providers in the current environment. If one or more of such third parties experience operational failures as a result of significant disruption in global supply chains, staffing shortages, cybersecurity attacks or due to sanctions imposed by the United States and foreign government bodies in response to the war between Russia and Ukraine and the conflict in the Middle East, or claim that they cannot perform due to a force majeure event, it may have a material adverse impact on our business, results of operations and financial condition. We cannot guarantee that, as a result of the ongoing, or future, supply chain disruptions or staffing shortages, we or our third-party service providers will be able to timely source all of the products and services we require in the course of our business, or that we will be successful in procuring suitable alternatives.

Although we seek to monitor the performance of third parties that furnish certain facilities or provide us with our ground handling, catering, passenger handling, engineering, maintenance, refueling, reservations and airport facilities, the efficiency, timeliness and quality of contract performance by third-party specialists are often beyond our control, and any failure by our third-party specialists to perform up to our expectations may have an adverse impact on our business, reputation with customers, brand and operations. In addition, we could experience a significant business disruption if we were to change vendors or if an existing provider ceased to be able to serve us. We expect to be dependent on such third-party arrangements for the foreseeable future.

We rely on third-party distribution channels to distribute a portion of our airline tickets.

We rely on third-party distribution channels, including those provided by or through GDSs and NDCs, conventional travel agents and OTAs to distribute a portion of our airline tickets and to collect a portion of our ancillary revenues. These distribution channels are more expensive and currently have less functionality in respect of ancillary revenues than those we operate ourselves, such as our website. Certain of these distribution channels also effectively restrict the manner in which we distribute our products. To remain competitive, we will need to successfully manage our distribution costs and rights, and improve the functionality of third-party distribution channels, while maintaining an industry-competitive cost structure. Negotiations with key GDSs, NDCs and OTAs designed to manage our costs, increase our distribution flexibility and improve functionality could be contentious, could result in diminished or less favorable distribution of our tickets and may not provide the functionality we require to maximize ancillary revenues. Any inability to manage such costs, rights and functionality at a competitive level or any material diminishment in the distribution of our tickets could have a material adverse effect on our competitive position and our results of operations. Moreover, our ability to compete in the markets we serve may be threatened by changes in technology or other factors that may make our existing third-party sales channels impractical, uncompetitive or obsolete.

We rely heavily on technology and automated systems to operate our business, and any failure of these technologies or systems or any failure on our part to implement any new technologies or systems could materially adversely affect our business.

We are highly dependent on technology that is internally or externally managed, such as computer systems, hardware and software (e.g. cloud and SaaS solutions), networks and automated systems, including artificial intelligence ("AI"), to operate our business (collectively, "IT Systems"). These IT Systems include our computerized airline reservation system provided by Navitaire, flight operations systems, telecommunications systems, mobile app, airline website, maintenance systems and check-in kiosks. In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information and deliver flight information. The Navitaire reservations system, which is hosted and maintained under a long-term contract by a third-party specialist, is critical to our ability to issue, track and accept tickets, conduct check-in, board and manage our passengers through the airports we serve and provide us with access to GDSs, which enlarge our pool of potential passengers. There are many instances in the past where a reservations system malfunctioned, whether due to the fault of the system provider or the airline, with a highly adverse effect on the airline's operations, and such a malfunction has in the past, and could in the future, occur on our system, or in connection with any system upgrade or migration in the future. We also rely on third-party specialists to maintain our flight operations systems, and if those systems are compromised or not functioning, we could experience service disruptions, which could result in the loss of important data, increase our expenses, decrease our operational performance and stall our operations.

IT Systems, including AI, are crucial to the efficiency of our business. We believe the use of emerging technologies, such as AI, presents both significant benefits and risks. Our competitors may implement AI more quickly and on a larger scale than us, which could impact our ability to remain competitive. Implementing AI could require a large amount of human resources and analysis, which could impact our business efficiency in the short term and require additional investment. AI tools are developed through the use of data and human training of the machine learning, thus if the outputs are deemed to be inaccurate, incomplete, biased or questionable AI may be deemed unreliable and ineffective. If we are unable to implement AI efficiently or effectively, it could impact our operations and financial position.

A significant disruption or compromise to the confidentiality, integrity or availability of our IT Systems, could materially adversely affect our business. In November 2025, there was an urgent software update required for all A320 aircraft. Our aircraft were updated immediately, however if future software development issues are identified and take time to resolve, our flight operations could be impacted. Likewise, if our reservation system fails or experiences interruptions, and we are unable to book seats for a period of time, we could lose a significant amount of revenue as customers book seats on other airlines, and our reputation could be harmed. In addition, replacement technologies and systems for any service we currently utilize that experiences failures or interruptions may not be readily available on a timely basis, at competitive rates or at all. Furthermore, our current technologies and systems are heavily integrated with our day-to-day operations and any transition to a new technology or system could be complex and time-consuming. In the event that one or more of our primary technology or systems vendors fails to perform, and a replacement system is not available or if we fail to implement a replacement system in a timely and efficient manner, our business could be materially adversely affected.

Unauthorized use, unauthorized incursions or user exploitation of our IT Systems could compromise the personally identifiable information of our passengers, prospective passengers or personnel, and other sensitive information and expose us to liability, damage our reputation and have a material adverse effect on our business, results of operations and financial condition.

In the processing of our customer transactions and as part of our ordinary business operations, we and certain of our third-party specialists collect, process, transmit and store a large volume of proprietary business information (e.g. trade secrets, flights operations data) as well as personally identifiable information of our passengers, prospective passengers or personnel, including email addresses, home addresses, financial data such as credit and debit card information and other sensitive information (collectively, the "Confidential Data"). The confidentiality, integrity and availability of the IT Systems where we and our third-party specialists store and process this Confidential Data is a critical element of our business. These IT Systems are vulnerable to cyberattacks and other security issues, including threats posed by criminal hackers, hacktivists, state-sponsored actors, corporate espionage actors, malicious insiders (e.g. employees, contractors) and human or technological error (e.g. known or unknown software and hardware vulnerabilities). The emergence of AI has created new cybersecurity threats such as Confidential Information disclosed to a third-party generative AI platform that could be leaked or disclosed to others, unbeknownst to us. Threats to cybersecurity have increased with the sophistication of malicious actors, who increasingly use techniques and tools, such as artificial intelligence, to circumvent security controls, evade detection and even remove forensic evidence, which renders effective incident detection, investigation and remediation both challenging and expensive. In addition, we have acquired and are likely to acquire in the future, companies with cybersecurity vulnerabilities and/or deficient security measures, which expose us to significant risk. Moreover, as noted above, a significant attack or incident experienced by a critical third-party specialist could materially impact our business.

We have experienced cybersecurity attacks and incidents in the past, however to date, no attack or incident has materially impacted our business or financial condition but we expect attacks and incidents to continue and cannot guarantee that material incidents will not occur in the future. Several high-profile companies have experienced significant data breaches and ransom attacks, which have caused those companies to suffer substantial financial and reputational harm.

A significant cybersecurity incident could result in a range of material negative consequences for us, including due to the following: lost revenue; unauthorized access to, disclosure, modification, misuse, loss or destruction of IT Systems or Confidential Data; such as personal identifying information or our intellectual property; the loss of functionality of critical IT Systems through ransomware, denial of service or other attacks; and business delays, service or system disruptions, damage to equipment and injury to persons or property. The costs and operational consequences of defending against, preparing for, responding to and remediating an incident may be substantial. As cybersecurity threats become more frequent, intense and sophisticated, costs of proactive defense measures are increasing. Further, we could be exposed to litigation, regulatory enforcement or other legal action as a result of an incident, carrying the potential for damages, fines, sanctions or other penalties, as well as injunctive relief requiring costly compliance measures. A cybersecurity incident could also impact our brand, harm our reputation and adversely impact our relationship with our customers, employees and stockholders. Additionally, any material failure by us or our third-party specialists to maintain compliance with legal requirements, including the Payment Card Industry security requirements or to rectify a data security issue may result in material fines and restrictions such as our ability to accept credit and debit cards as a form of payment. While we have taken precautions to protect our IT Systems and Confidential Data, we cannot assure you that our precautions are either adequate or implemented properly to prevent and detect a data breach or other cybersecurity incident and its adverse financial and reputational consequences to our business. Moreover, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. See Part I, Item 1C, "Cybersecurity" for additional discussion.

We are also subject to increasing legislative, regulatory and customer focus on privacy issues and data security in the United States and abroad. As a result, we must comply with a proliferating and fast-evolving set of legal requirements in this area, including substantive data privacy and cybersecurity standards as well as requirements for notifying regulators and affected individuals in the event of a data security incident. In addition, we are subject to an increasing number of reporting obligations in respect of certain cybersecurity incidents. These reporting requirements have been proposed or implemented by a number of regulators in different jurisdictions, may vary in their scope and application, and could contain conflicting requirements. Certain of these rules and regulations may require us to report a cybersecurity incident before we have been able to fully assess its impact or remediate the underlying issue. Efforts to comply with such reporting requirements could divert management's attention from our incident response and could potentially reveal system vulnerabilities to threat actors. Failure to timely report incidents under these rules could also result in monetary fines, sanctions, or subject us to other forms of liability. Moreover, the compromise of our technology systems resulting in the loss, disclosure, misappropriation of or access to the personally identifiable information of our passengers, prospective passengers or personnel could result in governmental investigation, civil liability or regulatory penalties under laws protecting the privacy of personal information, any or all of which could disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. In addition, a number of our commercial partners, including credit card companies, have imposed data security standards on us, and these standards continue to evolve. We will continue our efforts to meet our privacy and data security obligations; however, it is possible that certain new obligations may be difficult to meet and could increase our costs.

Our business remains dependent on select large markets and increases in competition or congestion or a reduction in demand for air travel in these markets would harm our business.

We are highly dependent on select markets where we maintain a large presence, with 21%, 17% and 16% of our flights during the year ended December 31, 2025 having Denver International Airport, Orlando International Airport, and Hartsfield-Jackson Atlanta International Airport as either their origin or destination, respectively. Atlanta has grown to be a significant market due to our continued expansion into the top-20 U.S. metros. Our largest operating base is Denver International Airport, where we primarily operate out of Concourse A, including the ground load facility and accompanying gates. Additionally, we operate at Orlando International Airport and Hartsfield-Jackson Atlanta International Airport under operating leases which expire in 2026. We have experienced an increase in operational challenges at these airports due to airport congestion, which have adversely affected our operating performance and results of operations. We have also experienced increased competition at Denver International Airport, Orlando International Airport, and Hartsfield-Jackson Atlanta International Airport from carriers adding flights to and from the respective cities. Additionally, flight operations in Denver, Orlando, and Atlanta can face extreme weather challenges which, at times, has resulted in severe disruptions in our operation and the occurrence of material costs as a consequence of such disruptions.

Our business could be further harmed by an increase in the amount of direct competition we face in the select markets we operate in or by continued or increased congestion, delays or cancellations. Our business would also be harmed by any circumstances causing a reduction in demand for air transportation in the select markets we operate in, such as adverse changes in government regulations, local economic conditions, health concerns, adverse weather conditions, negative public perception of those markets, terrorist attacks or significant price or tax increases linked to increases in airport access costs and fees imposed on passengers. Additionally, if consumer preference shifts towards international routes compared to domestic routes, our business would be harmed by the change in demand for a majority of our routes.

Changes in legislation, regulation and government policy have affected, and may in the future have a material adverse effect on, our business, results of operations, cash flows and financial condition.

Changes in, and uncertainty with respect to, legislation, regulation and government policy at the local, state or federal level have affected, and may in the future significantly impact, our business and the airline industry. Specific legislative and regulatory proposals that could have a material impact on us in the future include, but are not limited to: infrastructure renewal programs; changes to operating and maintenance requirements and immigration and security policy and requirements; modifications to international trade policy, including withdrawing from trade agreements and imposing tariffs; changes to consumer protection laws; public company reporting requirements; environmental regulation and antitrust enforcement. To the extent that any such changes have a negative impact on us or the airline industry in general, including as a result of related uncertainty, these changes may materially impact our business, results of operations, cash flows and financial condition. Please see "Business—Government Regulation."

U.S. tax legislation may adversely affect our business, results of operations, cash flows and financial condition.

On August 16, 2022, the Inflation Reduction Act (the "IRA") was signed into law in the United States. Among other changes, the IRA introduced a corporate minimum tax on certain corporations with average adjusted financial statement income over a three-tax year period in excess of $1 billion and an excise tax on certain stock repurchases by certain covered corporations for taxable years beginning after December 31, 2022. The corporate minimum tax and any excise tax imposed on any repurchases of our common stock made after December 31, 2022 may adversely affect our financial condition in the future.

On July 4, 2025, the OBBBA was signed into law in the United States. Among other changes, the OBBBA modifies key business tax provisions, including, but not limited to, 100% bonus depreciation, reverting to the higher, EBITDA-based, business interest expense limitation and modifying certain international tax provisions. These provisions may adversely affect our financial condition in the future. The U.S. government may enact additional significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, significant changes to the taxation of income derived from international operations and an addition of further limitations on the deductibility of business interest. We are unable to predict whether such additional changes will occur. If such changes are enacted or implemented, we are unable to predict the ultimate impact on our business and there can be no assurance that our business will not be adversely affected.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Under the Internal Revenue Code of 1986, as amended (the "Code"), for U.S. federal income tax purposes, a corporation is generally allowed a deduction for net operating losses ("NOLs") carried over from prior taxable years. As of December 31, 2025, we had deferred tax assets of approximately $93 million, $16 million and $15 million related to NOLs available to reduce future federal, state and foreign taxable income, respectively. Under current tax law, our federal NOL carryforwards do not expire, but the deductibility of such NOL carryforwards is limited to 80% of our taxable income. Our state NOLs may expire, if not utilized, from one year to having no expiration depending on the state the NOL is attributed to, and our foreign NOLs expire in 19 years. As a result of our assessment over the future realizability of these NOLs, as of December 31, 2025, we have a $15 million valuation allowance related to our foreign deferred tax assets and a $50 million valuation allowance related to certain federal and state deferred tax assets, with a portion considered realizable due to the future reversals of existing taxable temporary liabilities.

Realization of these NOL carryforwards depends on our future taxable income, and there is a risk that, due to economic factors, a portion of our existing NOL carryforwards could expire before we can generate sufficient taxable income to use them.

In addition, under Sections 382 and 383 of the Code, if a corporation undergoes an "ownership change," generally defined as a greater than 50 percentage point change (by value) in its equity ownership by significant stockholders or groups of stockholders over a three-year period, the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change taxable income or income tax liabilities may be limited. We may experience ownership changes in the future because of, among other things, shifts in our stock ownership, many of which are outside of our control. If we were to experience an ownership change for purposes of Section 382 of the Code, our ability to use our NOL carryforwards and other tax attributes to offset future U.S. federal taxable income or income tax liabilities may become subject to limitations. Similar rules and limitations may apply under state and foreign tax laws. If our NOL carryforwards expire unused (to the extent subject to expiration) or are otherwise subject to limitation and unavailable to offset future taxable income, this could materially adversely affect our results of operations and financial condition.

Any tariffs imposed on commercial aircraft and related parts imported from outside the United States may have a material adverse effect on our fleet, business, results of operations and financial condition.

Certain of the products and services that we purchase, including our aircraft and related parts, are sourced from suppliers located in foreign countries, and the imposition of new tariffs, or any increase in existing tariffs, by the U.S. government on the importation of such products or services could materially increase the amounts we pay for them. In early October 2019, the World Trade Organization ruled that the United States could impose $7.5 billion in retaliatory tariffs in response to illegal European Union subsidies to Airbus. On October 18, 2019, the United States imposed these tariffs on certain imports from the European Union, including a 10% tariff on new commercial aircraft. In February 2020, the United States announced an increase to this tariff from 10% to 15%. These tariffs apply to aircraft that we are already contractually obligated to purchase. In June 2021, the United States and the

European Union announced an agreement to suspend the imposition of the foregoing tariffs on commercial aircraft and related parts for five years.

Effective September 2025, the United States and European Union reached a new trade agreement. The agreement, among other changes, included an exemption on tariffs for aircrafts and aircraft parts. The agreement supersedes the prior potential imposition of retaliatory tariffs and significantly reduces the likelihood of tariff related impacts to our business, subject to the United States' continued compliance with the agreement. We continue to monitor the situation and any potential future tariffs could negatively impact our business, operations and financial condition.

Our business could be materially adversely affected if we lose the services of our key personnel.

Our success depends, to a significant extent, upon the efforts and abilities of our senior management team and key financial and operating personnel, particularly James G. Dempsey, our Chief Executive Officer and President, and Mark C. Mitchell, our Senior Vice President and Chief Financial Officer. Competition for highly qualified personnel is intense, and the loss of any executive officer or other key employee without an adequate replacement, or the inability to attract new qualified personnel could have a material adverse effect on our business, results of operations and financial condition. We do not maintain key-man life insurance on our management team. Additionally, value of stock-based compensation is dependent upon our stock price and assessments against our peers. If we do not reach or maintain reasonable performance in our stock price, it could affect our ability to retain or attract our key employees.

We rely on our private equity sponsor.

Indigo Partners, LLC ("Indigo Partners") is a private equity fund with significant expertise in the ULCC business, and this expertise has been available to us through the persons affiliated with Indigo Partners on our board of directors and through a Professional Services Agreement that was put in place in connection with the 2013 acquisition from Republic Airways Holdings, Inc. and pursuant to which we are charged a fee by Indigo Partners of approximately $375,000 per quarter, plus expenses. We also pay each director affiliated with Indigo Partners an annual director's fee as compensation. Our engagement of Indigo Partners pursuant to the Professional Services Agreement will continue until the date that Indigo Partners and its affiliates own less than approximately 19.8 million shares of our common stock. Although Indigo Partners and its affiliates, including William Franke, the Chair of our Board, continue to own a substantial percentage of our outstanding common stock, Indigo Partners and its affiliates may nonetheless elect to reduce their ownership in our company or reduce their involvement on our board of directors, which could reduce or eliminate the benefits we have historically achieved through our relationship with Indigo Partners, such as management expertise, industry knowledge and volume purchasing.

Our quarterly results of operations fluctuate due to a number of factors, including seasonality and other factors.

We expect our quarterly results of operations to continue to fluctuate due to a number of factors, including actions by our competitors, price changes in aircraft fuel and the timing and amount of maintenance expenses. As a result of these and other factors, quarter-to-quarter comparisons of our results of operations and month-to-month comparisons of our key operating statistics may not be reliable indicators of our future performance. In addition, seasonality may cause our quarterly and monthly results to fluctuate since passengers tend to fly more during the summer months and less in the winter months, apart from the holiday season. We cannot assure you that we will find profitable markets in which to operate during the winter season. Such periods of low demand for air travel during the winter months could have a material adverse effect on our business, results of operations and financial condition.

Our lack of membership in a marketing alliance or codeshare arrangements (other than with Volaris) could harm our business and competitive position.

Many airlines, including the domestic legacy network airlines (American Airlines, Delta Air Lines and United Airlines), have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. These alliances, such as Oneworld, SkyTeam and Star Alliance, generally provide for codesharing, frequent flyer program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. In addition, certain of these alliances involve highly integrated antitrust immunized joint ventures. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequencies offered by the airline and provides an opportunity to increase traffic on that airline's segment of flights connecting with alliance partners. We currently do not have any marketing alliances or codeshare arrangements with U.S. or foreign airlines, other than the codeshare arrangement we entered into with Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (an airline based in Mexico doing business as "Volaris") in 2018. Our lack of membership in any other marketing alliances and codeshare arrangements puts us at a competitive disadvantage compared to traditional network carriers who are able to attract passengers through more widespread alliances, particularly on international routes, and that disadvantage may result in a material adverse effect on our business, results of operations and financial condition.

Risks Related to Owning Our Common Stock

The market price of our common stock may be volatile, which could cause the value of an investment in our stock to decline.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including, but not limited to:

- announcements concerning our competitors, suppliers, the airline industry or the economy in general;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- media reports and publications about the safety of our aircraft or engines or the type of aircraft we operate;
- new regulatory pronouncements and changes in regulatory guidelines;
- the impact of pandemics and other public health threats on air travel and any related government restrictions impacting air travel;
- changes in the price or availability of aircraft fuel;
- announcements concerning the availability of the type of aircraft or engines we operate;
- general and industry-specific economic conditions;
- general market, political and other economic conditions, including economic slowdowns, recessions, inflationary pressures, rising interest rates, financial market fluctuations and reduced credit availability;
- regional and global conflicts;
- changes in financial estimates or recommendations by securities analysts or failure to meet analysts' performance expectations;
- sales of our common stock or other actions by investors with significant shareholdings; and
- trading strategies related to changes in fuel or oil prices.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. Broad market fluctuations may materially adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and have a material adverse effect on our business, results of operations and financial condition.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities and industry analysts may publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the trading price of our common stock would likely decline. If one or more of these analysts ceases to cover our company or fails to publish reports on us regularly, demand for our stock could decrease, which may cause the trading price of our common stock and the trading volume of our common stock to decline.

The issuance or sale of shares of our common stock, or rights to acquire shares of our common stock, or the exercise of warrants issued as part of the funding provided under the CARES Act, could depress the trading price of our common stock.

We may conduct future offerings of our common stock, preferred stock or other securities that are convertible into, or exercisable for, our common stock to finance our operations or fund acquisitions, or for other purposes. In connection with our participation in the Payroll Support Program (the "PSP"), the second Payroll Support Program ("PSP2") and the Payroll Support Program 3 ("PSP3"), we issued warrants which are exercisable for up to an aggregate of 759,850 shares of our common stock. During the year ended December 31, 2025, 494,608 of those shares were exercised and 27,968 expired, as such there are 237,274 outstanding PSP warrants as of December 31, 2025. The remainder of the warrants will expire between March 2026 and June 2026.

In connection with the $150 million borrowing from the U.S. Department of the Treasury (the "Treasury" and the "Treasury Loan", respectively), which was repaid in full on February 2, 2022, we issued warrants which are exercisable for up to 2,358,090 shares of our common stock. During the year ended December 31, 2025, 750,000 of those shares were exercised and 1,608,090 expired. As of December 31, 2025, there are no outstanding treasury warrants. Further, we reserve shares of our common stock for future issuance under our equity incentive plans, which shares are eligible for sale in the public market to the extent permitted by the provisions of various agreements and, to the extent held by affiliates, the volume and manner of sale restrictions of Rule 144. If these additional shares are sold, or if it is perceived that they will be sold, into the public market, the trading price of our common stock could decline substantially. If we issue additional shares of our common stock or rights to acquire shares of our common stock, if any of our existing stockholders sell a substantial amount of our common stock or if the market perceives that such issuances or sales may occur, then the trading price of our common stock could significantly decline. In addition, the issuance of additional shares of common stock would dilute the ownership interests of our existing common stockholders.

The value of our common stock may be materially adversely affected by additional issuances of common stock or preferred stock by us or sales by our top stockholders.

Any future issuances or sales of our common stock by us will be dilutive to our existing stockholders. An investment fund managed by Indigo Partners, which held approximately 178.8 million shares of our common stock as of March 31, 2024, was entitled to rights with respect to registration of all such shares under the Securities Act pursuant to a registration rights agreement. Following the distribution in April 2024 of the shares of our common stock by the investment fund to its members on a pro rata basis, in-kind and without consideration, certain of the recipients of such shares are entitled to the registration of their shares pursuant to the registration rights agreement. Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur or the issuance of securities exercisable or convertible into our common stock could adversely affect the prevailing trading price of our common stock.

Our anti-takeover provisions may delay or prevent a change of control, which could adversely affect the price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws may make it difficult to remove our board of directors and management and may discourage or delay "change of control" transactions, which could adversely affect the trading price of our common stock. These provisions include, among others:

- our board of directors is divided into three classes, with each class serving for a staggered three-year term, which prevents stockholders from electing an entirely new board of directors at an annual meeting;
- no cumulative voting in the election of directors, which prevents the minority stockholders from electing director candidates;

- the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
- actions to be taken by our stockholders may only be affected at an annual or special meeting of our stockholders and not by written consent;
- special meetings of our stockholders may be called only by the Chair of our board of directors or by our corporate secretary at the direction of our board of directors;
- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors and propose matters to be brought before an annual meeting of our stockholders may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company;
- a majority stockholder vote is required for removal of a director only for cause (and a director may only be removed for cause), and a 66 2⁄3% stockholder vote is required for the amendment, repeal or modification of certain provisions of our certificate of incorporation and bylaws; and
- our board of directors may, without stockholder approval, issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of our common stock or could also be used as a method of discouraging, delaying or preventing a change of control.

Certain anti-takeover provisions under Delaware law also apply to us. While we have elected not to be subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL") in our amended and restated certificate of incorporation, such certificate of incorporation provides that in the event Indigo Partners and its affiliates cease to beneficially own at least 15% of the then-outstanding shares of our voting common stock, we will automatically become subject to Section 203 of the DGCL to the extent applicable. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its voting stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction.

Our amended and restated certificate of incorporation and amended and restated bylaws provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on our behalf, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former directors, officers, other employees, agents or stockholders to us or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against us or any of our current or former directors, officers, employees, agents or stockholders arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, and the rules and regulations promulgated thereunder, including all causes of action asserted against any defendant to such complaint; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in our shares of capital stock will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. This provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision that is contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, results of operations and financial condition. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

The choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, agents, or stockholders, which may result in increased costs or discourage a stockholder from bringing such claims.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and Indigo Denver Management Company, LLC ("Indigo") and its affiliates, including Indigo Partners. Under these provisions, neither Indigo Partners, its portfolio companies, funds or other affiliates, nor any of their agents, stockholders, members, partners, officers, directors and employees will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. For instance, a director of our company who also serves as a stockholder, member, partner, officer, director or employee of Indigo Partners or any of its portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisitions or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, results of operations or financial condition, if attractive corporate opportunities are allocated by Indigo Partners to itself or its portfolio companies, funds or other affiliates instead of to us. In addition, our amended and restated certificate of incorporation provides that we shall indemnify each of the aforementioned parties in the event of any claims for breach of fiduciary or other duties brought in connection with such other opportunities. The terms of our amended and restated certificate of incorporation are more fully described in the Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, which is filed as Exhibit 4.1 hereto.

Our amended and restated certificate of incorporation and amended and restated bylaws include provisions limiting ownership, control and voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership and control of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict ownership, voting and control of shares of our common stock by non-U.S. citizens. The restrictions imposed by federal law and DOT policy require that we must be owned and controlled by U.S. citizens, that no more than 25% of our voting stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens, as defined in 49 U.S.C. § 40102(a)(15), that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens, and that we be under the actual control of U.S. citizens. In addition, up to 49% of our outstanding stock may be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens but only if those non-U.S. citizens are from countries that have entered into "open skies" air transport agreements with the United States which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the "foreign stock record," would result in a loss of their voting rights in the event and to the extent that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our amended and restated bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record, resulting in the loss of voting rights, in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law. See "Business—Foreign Ownership" and the Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, which is filed as Exhibit 4.1 hereto.

We are a holding company and rely on dividends, distributions, and other payments, advances, and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of indebtedness, at the holding company level from our subsidiaries to meet our obligations. Future agreements governing the indebtedness of our subsidiaries could impose restrictions on our subsidiaries' ability to pay dividend distributions or other transfers to us. Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

General Risk Factors

We may become involved in litigation that could have a material adverse effect on our business, results of operations and financial condition.

We have in the past been, are currently, and may in the future become, involved in private actions, class actions, investigations and various other legal proceedings, including from employees, commercial partners, customers, competitors and government agencies, among others. Such claims could involve discrimination (for example, based on gender, age, race or religious affiliation), sexual harassment, privacy, patent, commercial, product liability, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings.

Further, from time to time, our employees may bring lawsuits against us regarding discrimination, sexual harassment, labor, Employee Retirement Income Security Act ("ERISA"), disability claims and employment and other claims. In recent years, companies have experienced a general increase in the number of discrimination and harassment claims. Coupled with the expansion of social media platforms that allow individuals with access to a broad audience, these claims have had a significant negative impact on some businesses.

Also, in recent years, there has been significant litigation in the United States and abroad involving patents and other intellectual property rights. We have in the past faced, and may face in the future, claims by third parties that we infringe upon their intellectual property rights.

Any claims asserted against us or our management, regardless of merit or eventual outcome, could be harmful to our reputation and brand and have an adverse impact on our relationships with our customers, commercial partners and other third parties and could lead to additional related claims. Such matters can be time-consuming, divert management's attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, results of operations and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

In order to respond to the threat of security breaches and cyberattacks, we have developed and maintained a cybersecurity risk management program that is designed to protect and preserve the confidentiality, integrity and continued availability of our systems and information. The maturity of our cybersecurity program is assessed annually. We have developed an internal cybersecurity risk management framework which utilizes industry frameworks and standards, such as the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF"). This does not imply that we meet any particular technical standards, specifications or requirements, only that we use the NIST CSF and other security standards, guidelines and best practices within our own framework to help us identify, assess and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program shares common methodologies, reporting channels and governance processes that apply across our overall enterprise risk assessment to other legal, compliance, strategic, operational and financial risk areas.

Our cybersecurity risk management program includes:

- risk assessments and rating platforms that are leveraged to help identify cybersecurity risks to our critical systems, information, services and our broader enterprise information technology environment;
- a cybersecurity team principally responsible for managing our cybersecurity risk assessment processes and our response to cybersecurity incidents through monitoring and identification activities;
- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
- annual cybersecurity awareness training for employees and web and mobile developers, including responsible information security, data security and cybersecurity practices;
- a computer incident response team ("CIRT") that leverage our cybersecurity incident response plan which includes procedures for responding to cybersecurity incidents, escalating notifications and reporting requirements to regulatory bodies; and
- a third-party risk management process for service providers, suppliers and vendors.

We did not identify any material security breaches during the year ended December 31, 2025, nor have we identified risks from any known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, may result in a material impact to our operations, business strategy, results or financial condition. See "Risk Factors — Risk Related to Our Business — Unauthorized use, unauthorized incursions or user exploitation of our IT Systems could compromise the personally identifiable information of our passengers, prospective passengers or personnel, and other sensitive information and expose us to liability, damage our reputation and have a material adverse effect on our business, results of operations and financial condition."

Cybersecurity Governance

Our board of directors is responsible for risk oversight, including cybersecurity risks, which occurs at the board of directors' level and through the Audit Committee's oversight of cybersecurity and other information technology risks. Additionally, we have a Cybersecurity Disclosure Committee ("CDC"), which includes representation from our Information Technology, Legal, Internal Audit and Accounting and Reporting teams. The CDC assists management with important aspects of compliance with public disclosure rules relating to cybersecurity incidents. The CDC also provides input and consideration into internal controls surrounding cybersecurity along with reviewing cybersecurity risks, mitigation strategies, and ensuring the cybersecurity strategy is in alignment with business objectives.

The Audit Committee receives reports as necessary, and no less than quarterly, from our cybersecurity management team on our cybersecurity risks and related information, including, but not limited to, analysis of events that have impacted our peers, updates on program maturity, regulatory compliance status and cybersecurity program status and updates. In addition, management updates the Audit Committee, as necessary, regarding any significant cybersecurity incidents.

The Audit Committee regularly briefs our board of directors on the matters communicated to the Audit Committee by our cybersecurity management team and the CDC, and our board of directors also receives periodic briefings from our cybersecurity management team on our cybersecurity risk management program and on cybersecurity threats in order to enhance our directors' literacy on cybersecurity issues.

Management's Role

Our cybersecurity management team is led by our Senior Vice President & Chief Information Officer ("CIO") and Senior Director of Cybersecurity, who are primarily responsible for assessing and managing our material risks from cybersecurity threats. They lead an operations team that implements and monitors our overall cybersecurity risk management program through various processes and technologies deployed in our environment, and also supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants and professional services providers. Our CIO and Senior Director of Cybersecurity have extensive cybersecurity experience as noted below:

- Our Senior Vice President & CIO leads our information technology department and oversees our cybersecurity division. Our CIO holds a Bachelor's degree from the University of Texas and has served in various IT and cybersecurity roles for over 20 years across numerous organizations, including Chief Operating Officer, Chief Technology Officer, Senior Vice President of Operations and IT director roles.

- Our Senior Director of Cybersecurity heads the division and is responsible for aspects of cybersecurity across our infrastructure, which includes cybersecurity architecture and engineering, cybersecurity operations and IT governance risk and compliance. Our Senior Director of Cybersecurity has served in various cybersecurity roles for over 20 years at numerous organizations, across many industries. Our Senior Director of Cybersecurity earned a Bachelor of Science in Computer Information Systems from Excelsior University and a Master of Business Administration (MBA) from Colorado State University.

ITEM 2. PROPERTIES

Aircraft

As of December 31, 2025, we operated a fleet of 176 aircraft as detailed in the following table:

Aircraft Type	Seats	Average Age (Years)	Number of Aircraft	Number Owned	Number Leased
A320ceo	180 or 186	10	6	—	6
A320neo	186	6	89	—	89
A321ceo	230	9	21	—	21
A321neo	240	2	60	—	60
			176	**—**	**176**

Ground Facilities

Our facility leases are primarily for space at approximately 100 airports that are primarily located in the United States. These leases are classified as operating leases and reflect the use of airport terminals, ticket counters, office space, and maintenance facilities. Generally, this space is leased from government agencies that control the use of the airport. The majority of these leases are short-term in nature and renew on an evergreen basis. For these leases, the contractual term is used as the lease term. As of December 31, 2025, the remaining lease terms vary from one month to thirteen years. At the majority of the U.S. airports, the lease rates depend on airport operating costs or use of the facilities and are reset at least annually. Because of the variable nature of the rates, these leases are not recorded on our consolidated balance sheets as right-of-use assets and lease liabilities.

During the year ended December 31, 2025, 21% of our flights had Denver International Airport as either their origin or destination. We primarily operate out of Concourse A at Denver International Airport, where our primary base of operation is the ground load facility and accompanying gates. We typically use 14 gates within Concourse A, all of which are preferentially leased at the ground load facility. International arrivals and other overflow departures operate from Common-Use gates on Concourse A. We also lease a hangar, consisting of approximately 154,900 square feet, which includes office space and is where we provide certain maintenance on our aircraft. Other airports through which we conduct significant operations include Orlando International Airport (MCO) and Hartsfield-Jackson Atlanta International Airport (ATL).

Our principal executive offices and headquarters are located in owned premises at 4545 Airport Way, Denver, Colorado 80239, consisting of approximately 90,000 square feet.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we have been and will continue to be subject to commercial litigation claims and to administrative and regulatory proceedings and reviews that may be asserted or maintained. We believe the ultimate outcome of such lawsuits, proceedings and reviews is not reasonably likely, individually or in the aggregate, to have a material adverse effect on our business, results of operations and financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed and traded on the Nasdaq Global Select Market ("Nasdaq") under the symbol "ULCC."

Holders

As of February 13, 2026, there were approximately [17] holders of record of our common stock. However, because many of our shares are held by brokers and other institutions on behalf of stockholders, we believe there are substantially more beneficial holders of our common stock than record holders. The number of record holders also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

There were no cash dividend declarations or payments during the year ended December 31, 2025 and we do not expect to pay cash dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Stock Performance Graph

The following stock performance graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act or the Exchange Act, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total returns during the period from April 1, 2021 (the date our common stock commenced trading on Nasdaq) through December 31, 2025 of our common stock to the NYSE ARCA Airline Index and the Standard & Poor's 500 Index. The comparison assumes $100 was invested on April 1, 2021 in each of our common stock and the indices and assumes that all dividends were reinvested. The stock performance shown on the following graph represents historical stock performance and is not necessarily indicative of future stock price performance.

Cumulative Total Returns



Frontier Group Holdings, Inc. — S&P 500 Index — NYSE ARCA Airline (XAL)

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

We do not have a share repurchase program and no shares were repurchased during the fourth quarter of 2025.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. Our discussion and analysis of fiscal year 2025 compared to fiscal year 2024 is included herein. For a discussion of the results of operations for fiscal year 2023 and comparisons between fiscal year 2024 and fiscal year 2023, please refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 18, 2025.

Overview

The following table provides select financial and operational information for the years ended December 31, 2025 and 2024 (in millions, except percentages):

	Year Ended December 31,		Change
	2025	**2024**	
Total operating revenues	$ 3,724	$ 3,775	(1)%
Total operating expenses	$ 3,873	$ 3,717	4 %
Income (loss) before income taxes	$ (134)	$ 86	N/M
Available seat miles ("ASMs")	39,754	39,871	— %
Earnings (loss) per share, diluted	$ (0.60)	$ 0.37	N/M

Revenues

Total operating revenues for the year ended December 31, 2025 totaled $3,724 million, a decrease of 1% compared to the year ended December 31, 2024. Revenue per available seat mile ("RASM") decreased by 1% driven by a 1% decrease in total revenue per passenger, as compared to the corresponding prior year period.

Operating Expenses

Total operating expenses during the year ended December 31, 2025 increased to $3,873 million, resulting in a cost per available seat mile ("CASM") of 9.74¢, an increase of 5% compared to the year ended December 31, 2024. Fuel expense was $112 million lower, as compared to the corresponding prior year period. This 11% decrease in fuel expense for the year ended December 31, 2025 was primarily driven by a 10% decrease in fuel cost per gallon, as well as the 2% decrease in fuel gallons consumed.

Our non-fuel expenses increased by 10% during the year ended December 31, 2025, as compared to the corresponding prior year period, driven primarily by increased aircraft rent due to a larger fleet, increased station costs due to station mix and rate inflation, increased employee costs, and the benefit from a legal settlement in the prior period, partially offset by lower lease return costs during the same period. CASM (excluding fuel), a non-GAAP measure, increased 10% to 7.41¢, while capacity remained consistent, for the year ended December 31, 2025, as compared to the corresponding prior year period, due to the aforementioned drivers of increased non-fuel expenses.

Adjusted CASM (excluding fuel), a non-GAAP measure, increased from 6.81¢ for the year ended December 31, 2024 to 7.41¢ for the year ended December 31, 2025. There were no adjustments for the year ended December 31, 2025. For the year ended December 31, 2024, Adjusted CASM (excluding fuel) excludes the impact of $38 million related to a legal settlement.

Net Income (Loss)

We generated a net loss of $137 million during the year ended December 31, 2025, compared to a net income of $85 million for the year ended December 31, 2024. There were no non-GAAP adjustments for the year ended December 31, 2025. Considering the aforementioned non-GAAP adjustments and the $5 million valuation allowance and the write-off of $1 million in unamortized deferred financing costs for the year ended December 31, 2024, our adjusted net income, a non-GAAP measure, was $53 million for the year ended December 31, 2024.

For the reconciliation to the corresponding GAAP measures of the aforementioned non-GAAP adjusted measures, see "Results of Operations—Reconciliation of CASM to CASM (excluding fuel), Adjusted CASM (excluding fuel), Adjusted CASM, Adjusted CASM including net interest and CASM including net interest" and "Results of Operations — Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss), Pre-Tax Income (Loss) to Adjusted Pre-Tax Income (Loss), and Net Income (Loss) to EBITDA, EBITDAR, Adjusted EBITDA, and Adjusted EBITDAR."

Liquidity

As of December 31, 2025, our total available liquidity was $874 million, consisting of $654 million of unrestricted cash and cash equivalents and availability of $220 million under our revolving line of credit (the "Revolving Loan Facility").

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that typically affect airlines and their markets, including trends which affect the broader travel industry, as well as trends which affect the specific markets and customer base that we target. The following key factors may affect our future performance:

Competition. The airline industry is highly competitive. The principal competitive factors in the airline industry are the fare and total price, flight schedules, number of routes served from a city, frequent flyer programs, product and passenger amenities, customer service, fleet type and reputation. The airline industry is particularly susceptible to price discounting as once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. Price competition occurs on a route-by-route basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flyer initiatives. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize RASM. The prevalence of discount fares can be particularly acute when a competitor has excess capacity that it is under financial pressure to sell. A key element of our competitive strategy is to maintain very low unit costs in order to permit us to compete successfully in price-sensitive markets. In addition, some of the legacy network carriers match LCC and ULCC pricing on portions of their network, including through the selective deployment of so-called "basic economy" fares. We believe that fare discounts, along with more customer optionality over product offerings and enhancements to our frequent flyer program, have and will continue to stimulate demand for Frontier.

Our strategy is underpinned by our low-cost structure, and has significantly reduced our cost base by optimizing aircraft utilization to align capacity with expected travel demand patterns, transitioning to larger and more fuel-efficient aircraft, maximizing seat density, renegotiating the majority of our distribution agreements, realigning and simplifying our network, enhancing our website and mobile app, boosting employee productivity and contracting with leading specialists to provide us with select operating and other services.

We believe that we are well positioned to maintain our low unit operating costs relative to our competitors through on-going strategic initiatives, including continuing our cost optimization efforts, planned increases in aircraft utilization and further realizing economies of scale. To the extent that we are unable to maintain our low-cost structure, our ability to compete effectively may be impaired. In addition, if our competitors engage in fare wars or similar behavior, our financial performance could be adversely impacted.

Aircraft Fuel. Fuel expense represents one of the single largest operating expense for most airlines, including ours. Aircraft fuel prices and availability are subject to market fluctuations, refining capacity, periods of market surplus and shortage and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. The future cost and availability of aircraft fuel cannot be predicted with any degree of certainty.

Volatility. The air transportation business is volatile and highly affected by economic cycles and trends. Global pandemics and related health scares, consumer confidence and discretionary spending, fear of terrorism or war, weakening economic conditions, fare initiatives, fluctuations in fuel prices, labor actions, changes in governmental regulations on taxes and fees, weather and other factors have resulted in significant fluctuations in revenue and results of operations in the past.

Seasonality. Our results of operations for any interim period are not necessarily indicative of those for the entire year because the air transportation business and our route network are subject to seasonal fluctuations. We generally expect demand to be greater in the summer months and less in the winter months, apart from the holiday season. As we increase our routes in other markets, we have reduced our concentration in Denver to decrease the impact of seasonality in our business. During the year ended December 31, 2025, 21% of our flights had Denver International Airport as either their origin or destination, as compared to 23% of our flights during the year ended December 31, 2024.

Labor. The airline industry is heavily unionized. The wages, benefits and work rules of unionized airline industry employees are determined by collective bargaining agreements ("CBAs"). Relations between air carriers and labor unions in the United States are governed by the United States Railway Labor Act ("RLA"). Under the RLA, CBAs generally contain "amendable dates" rather than expiration dates and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board ("NMB"). This process continues until either the parties have reached an agreement on a new CBA or the parties have been released to "self-help" by the NMB. In most circumstances, the RLA prohibits strikes. However, after release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes.

We have seven union-represented employee groups comprising approximately 86% of our employees as of December 31, 2025. Our pilots are represented by the Air Line Pilots Association ("ALPA"); our flight attendants are represented by the Association of Flight Attendants ("AFA-CWA"); our aircraft technicians, aircraft appearance agents, material specialists and maintenance controllers are all represented by the International Brotherhood of Teamsters ("IBT"); and our dispatchers are represented by the Transport Workers Union ("TWU"). We are currently in negotiations with the ALPA, AFA-CWA, and aircraft technicians represented by IBT regarding the next labor contract. Please refer to "Notes to Consolidated Financial Statements — 11. Commitments and Contingencies" for additional information.

Maintenance, Materials and Repairs and Maintenance Reserve Obligations. The amount of total maintenance costs and related depreciation of heavy maintenance expense is subject to variables such as estimated usage, government regulations, the size, age and makeup of the fleet in future periods, and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance-related expenses for any significant period of time.

As of December 31, 2025, the average age of our aircraft was approximately five years and all of the aircraft in our fleet were financed with operating leases, the last of which is scheduled to expire in 2037. Please refer to "Notes to Consolidated Financial Statements — 8. Operating Leases" for further discussion. We expect that these new aircraft will require less maintenance when they are first placed into service (sometimes called a "maintenance holiday") because the aircraft will benefit from manufacturer warranties and also will be able to operate for a significant period of time, generally measured in years, before the most expensive scheduled maintenance obligations, known as heavy maintenance, are required. Once these maintenance holidays expire, these aircraft will require more maintenance as they age and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. When these more significant maintenance activities occur, this will result in out-of-service periods during which our aircraft are dedicated to maintenance activities and unavailable to generate revenue.

We account for heavy maintenance under the deferral method. Accordingly, heavy maintenance is depreciated over the shorter of either the remaining lease term or the period until the next estimated heavy maintenance event. As a result, maintenance events occurring closer to the end of the lease term will generally have shorter depreciation periods than those occurring earlier in the lease term. This will create higher depreciation expense specific to any aircraft related to heavy maintenance during the final years of the lease as compared to earlier periods.

Recent Developments

Macroeconomic Conditions. The U.S. government is in the process of expanding the scope of tariffs, which have significantly increased the rates on goods imported into the United States. In response, foreign governments have imposed, and are expected to impose, retaliatory measures against the United States. These or additional changes in U.S. or international trade policies, along with continued uncertainty surrounding such policies, could lead to further weakened business conditions for the transportation industry, which may adversely impact our operations through increased supply chain challenges, commodity price volatility and a decline in discretionary spending and consumer confidence, among other impacts.

During 2025, the United States and European Union reached a trade agreement. The agreement, among other changes, included an exemption on tariffs for aircrafts and aircraft parts. We continue to monitor the situation and the related impacts to our business.

Financing. During 2025, we entered into multiple transactions to provide additional cash available for general purposes. We issued approximately $105 million of class A-1 enhanced equipment trust certificates ("2025-1 EETCs"), which are secured by liens on substantially all of our spare parts and tooling. In addition, we amended our Revolving Loan Facility, which now provides for $220 million of total commitments. We continue to utilize sale-leaseback transactions related to our aircraft and engines which generated $441 million of cash proceeds in 2025.

Labor. During 2025, we entered into new contracts with our aircraft appearance agents, material specialists, and maintenance controllers, effective for five years, respectively. We are currently in negotiations with the unions which represent our pilots, flight attendants, and aircraft technicians regarding their next labor contracts. Please refer to "Notes to Consolidated Financial Statements — 11. Commitments and Contingencies" for additional information.

Legal/Regulatory. During 2025, we obtained a revised preliminary assessment in the amount of $133 million related to the applicability of federal excise tax to certain optional ancillary products and services. We established reserves for certain fees subject to the assessment where we believe a loss for this matter is probable and estimable. We are contesting the assessment.

Product. During 2025, we implemented various enhanced benefits related to our frequent flyer program including: free seat upgrades for Elite Gold members and above (including First Class Seating ("*First Seats*"), available in 2026), priority boarding for our loyalty members, options to redeem *FRONTIER Miles* for bundles, *For Less* price guarantee, and no change or cancel fees on bundles.

Pratt & Whitney. Since 2022, we have introduced aircraft into our fleet that use the Pratt & Whitney PW1100 Geared Turbo Fan ("GTF") engine, and we have selected this engine for our planned future deliveries. During 2023, Pratt & Whitney announced the requirement, mandated by the U.S. Federal Aviation Administration, that certain engines be removed for inspection due to a possible condition in the powdered metal used to manufacture certain engine parts. This will require accelerated inspection of the PW1100 GTF engine, which we use for certain of our A320neo family aircraft, and could result in lengthy turnaround times to perform these inspections, including any resulting repairs or other modifications that may be identified. Although our operations have not been impacted as of December 31, 2025, this inspection program may have an adverse impact on our operations, particularly when we are required to temporarily take aircraft out of service. We do not anticipate this impacting our future capacity.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Operating Revenues

	Year Ended December 31,				
	2025	**2024**	**Change**		
Operating revenues ($ in millions):					
Passenger	$ 3,598	$ 3,683	$ (85)	(2)%
Other	126	92	34	37 %
Total operating revenues	**$ 3,724**	**$ 3,775**	**$ (51)**	(1)%
Operating statistics:				
ASMs (millions)	39,754	39,871	(117)	— %
Revenue passenger miles (RPMs) (millions)	31,187	30,630	557	2 %
Average stage length (miles)	919	894	25	3 %
Load factor	78.4 %	76.8 %	1.6 pts	N/A
RASM (¢)	9.37	9.47	(0.10)	(1)%
Total ancillary revenue per passenger ($)	67.57	70.29	(2.72)	(4)%
Total revenue per passenger ($)	112.17	113.38	(1.21)	(1)%
Passengers (thousands)	33,200	33,296	(96)	— %

     Total operating revenues decreased $51 million, or 1%, during the year ended December 31, 2025, as compared to the year ended December 31, 2024. Revenue was unfavorably impacted by the 1% decrease in RASM, driven by 3% higher average stage length, supported by 5% fewer departures, and a 1% decrease in total revenue per passenger, partially offset by the 1.6-point increase in load factor compared to the corresponding prior year period. Capacity, as measured by ASMs, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, remained consistent due to an 11% increase in average aircraft in service, offset by an 11% decrease in average daily aircraft utilization.

Operating Expenses

	Year Ended December 31,				Cost per ASM		
	2025	**2024**	**Change**		**2025**	**2024**	**Change**
Operating expenses ($ in millions):[a]							
Aircraft fuel	$ 929	$ 1,041	$ (112)	(11)%	2.33 ¢	2.61 ¢	(11)%
Salaries, wages and benefits	1,016	954	62	6 %	2.56	2.39	7 %
Aircraft rent	748	675	73	11 %	1.88	1.69	11 %
Station operations	717	637	80	13 %	1.80	1.60	13 %
Maintenance, materials and repairs	209	209	—	— %	0.53	0.52	2 %
Sales and marketing	159	178	(19)	(11)%	0.40	0.45	(11)%
Depreciation and amortization	91	72	19	26 %	0.23	0.18	28 %
Other operating expenses	4	(49)	53	N/M	0.01	(0.12)	N/M
Total operating expenses	**$ 3,873**	**$ 3,717**	**$ 156**	4 %	**9.74 ¢**	**9.32 ¢**	5 %
Operating statistics:							
ASMs (millions)	39,754	39,871	(117)	— %			
Average stage length (miles)	919	894	25	3 %			
Passengers (thousands)	33,200	33,296	(96)	— %			
Departures	205,622	216,374	(10,752)	(5)%			
CASM (excluding fuel) (¢) [b]	7.41	6.71	0.70	10 %			
Adjusted CASM (excluding fuel) (¢) [b]	7.41	6.81	0.60	9 %			
Fuel cost per gallon ($)	2.47	2.73	(0.26)	(10)%			
Fuel gallons consumed (thousands)	375,527	381,444	(5,917)	(2)%			

_____

N/M = Not meaningful

(a)   Cost per ASM figures may not recalculate due to rounding.

(b)   These metrics are not calculated in accordance with GAAP. For the reconciliation to the corresponding GAAP measures of the aforementioned non-GAAP adjusted measures, see "Reconciliation of CASM to CASM (excluding fuel), Adjusted CASM (excluding fuel), Adjusted CASM, Adjusted CASM including net interest and CASM including net interest."

Aircraft Fuel. Aircraft fuel expense decreased by $112 million, or 11%, during the year ended December 31, 2025, as compared to the year ended December 31, 2024. The decrease was primarily due to a 10% decrease in fuel cost per gallon, as well as a 2% decrease in gallons consumed.

Salaries, Wages and Benefits. Salaries, wages and benefits expense increased by $62 million, or 6%, during the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily due to higher crew, employee benefits and incentives, and salary costs, as compared to the corresponding prior year period.

Aircraft Rent. Aircraft rent expense increased by $73 million, or 11%, during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to a larger fleet, partially offset by lower aircraft lease return costs.

Station Operations. Station operations expense increased by $80 million, or 13%, during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to increase in station mix and rate inflation, partially offset by 5% fewer departures.

Maintenance, Materials and Repairs. Maintenance, materials and repair expense remained consistent during the year ended December 31, 2025, as compared to the year ended December 31, 2024. This was primarily due to the

11% increase in average aircraft in service, which resulted in higher aircraft repair and materials costs, partially offset by lower engine repair costs from recognition of vendor credits.

Sales and Marketing. Sales and marketing expense decreased by $19 million, or 11%, during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to decreases in third-party distribution channel fees, call center operation fees and credit card fees. The following table presents our distribution channel mix:

Distribution Channel	Year Ended December 31,		Change
	2025	2024	
Our website, mobile app and other direct channels	70 %	72 %	(2) pt
Third-party channels	30 %	28 %	2 pt

Depreciation and Amortization. Depreciation and amortization expense increased by $19 million, or 26%, during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to an increase in capitalized maintenance depreciation driven by our growing fleet.

Other Operating. Other operating resulted in an expense of $4 million during the year ended December 31, 2025, compared to a net gain of $49 million during the year ended December 31, 2024. This movement was primarily driven by a legal settlement gain of $40 million during the year ended December 31, 2024, as well as increases to travel, taxes, insurance, and IT costs, partially offset by the increase in sale-leaseback gains compared to the corresponding prior year period.

Other Income (Expense). Other income decreased by $13 million, or 46%, during the year ended December 31, 2025, as compared to the year ended December 31, 2024. The decrease was primarily due to increased interest expense, driven by higher principal balances on our debt and decreased interest income from lower interest-bearing cash accounts, partially offset by greater capitalized interest.

Income Taxes. Our effective tax rate for the year ended December 31, 2025 was an expense of 2.2%, compared to an expense of 1.2% for the year ended December 31, 2024, on pre-tax loss and income, respectively. The primary difference between the effective tax rate and the federal statutory rate for the year ended December 31, 2025 was related to an increase in our valuation allowance relating to federal and state net operating losses ("NOLs").

Reconciliation of CASM to CASM (excluding fuel), Adjusted CASM (excluding fuel), Adjusted CASM, Adjusted CASM including net interest and CASM including net interest

| | Year Ended December 31, | | | |
| | 2025 | | 2024 | |
	($ in millions)	Per ASM (¢)	($ in millions)	Per ASM (¢)
Non-GAAP financial data:[a]				
CASM		**9.74**		**9.32**
Aircraft fuel	(929)	(2.33)	(1,041)	(2.61)
CASM (excluding fuel)[b]		**7.41**		**6.71**
Legal settlement[c]	—	—	38	0.10
Adjusted CASM (excluding fuel)[b]		**7.41**		**6.81**
Aircraft fuel	929	2.33	1,041	2.61
Adjusted CASM[d]		**9.74**		**9.42**
Net interest expense (income)	(15)	(0.04)	(28)	(0.07)
Write-off of deferred financing costs[e]	—	—	(1)	—
Adjusted CASM + net interest[f]		**9.70**		**9.35**
CASM		**9.74**		**9.32**
Net interest expense (income)	(15)	(0.04)	(28)	(0.07)
CASM + net interest[f]		**9.70**		**9.25**

_____

(a)   Cost per ASM figures may not recalculate due to rounding.

(b)   CASM (excluding fuel) and Adjusted CASM (excluding fuel) are included as supplemental disclosures because we believe that excluding aircraft fuel is useful to investors as it provides an additional measure of management's performance excluding the effects of a significant cost item over which management has limited influence. The price of fuel, over which we have limited control, impacts the comparability of period-to-period financial performance, and excluding the price of fuel allows management an additional tool to understand and analyze our non-fuel costs and core operating performance, and increases comparability with other airlines that also provide a similar metric. CASM (excluding fuel) and Adjusted CASM (excluding fuel) are not determined in accordance with GAAP and should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

(c)   We reached a legal settlement with a former lessor for breach of contract for a total of $40 million (please refer to "Notes to Consolidated Financial Statements — 11. Commitments and Contingencies" for additional information). $38 million of the settlement represents a one-time reimbursement of damages incurred and $2 million relates to the reimbursement of previously recorded legal expenses.

(d)   Adjusted CASM is included as supplemental disclosure because we believe it is a useful metric to properly compare our cost management and performance to other peers, as derivations of Adjusted CASM are well-recognized performance measurements in the airline industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties in comparing the operating performance of companies in the airline industry. Additionally, we believe this metric is useful because it removes certain items that may not be indicative of base operating performance or future results. Adjusted CASM is not determined in accordance with GAAP, may not be comparable across all carriers and should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

(e)   In September 2024, we reduced the capacity of the pre-delivery deposit payments ("PDPs") Financing Facility from $365 million to $135 million. The downsize of the facility resulted in a one-time write-off of $1 million in unamortized deferred financing costs. This amount is a component of interest expense within our consolidated statements of operations.

(f)   Adjusted CASM including net interest and CASM including net interest are included as supplemental disclosures because we believe they are useful metrics to properly compare our cost management and performance to other peers that may have different capital structures and financing strategies, particularly as it relates to financing primary operating assets such as aircraft and engines. Additionally, we believe these metrics are useful because they remove certain items that may not be indicative of base operating performance or future results. Adjusted CASM including net interest and CASM including net interest are not determined in accordance with GAAP, may not be comparable across all carriers and should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss), Pre-Tax Income (Loss) to Adjusted Pre-Tax Income (Loss) and Net Income (Loss) to EBITDA, EBITDAR, Adjusted EBITDA, and Adjusted EBITDAR

	Year Ended December 31,	
	2025	**2024**
	(in millions)	
Non-GAAP financial data (unaudited):		
Adjusted pre-tax income (loss)[a]	$ (134)	$ 49
Adjusted net income (loss)[a]	$ (137)	$ 53
EBITDA[a]	$ (58)	$ 130
EBITDAR[b]	$ 690	$ 805
Adjusted EBITDA[a]	$ (58)	$ 92
Adjusted EBITDAR[b]	$ 690	$ 767

_____

(a) Adjusted pre-tax income (loss), adjusted net income (loss), EBITDA and adjusted EBITDA are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of pre-tax income (loss), net income (loss) and EBITDA are well-recognized performance measurements in the airline industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry.

Adjusted pre-tax income (loss), adjusted net income (loss), EBITDA and adjusted EBITDA have limitations as analytical tools. Some of the limitations applicable to these measures include: adjusted pre-tax income (loss), adjusted net income (loss), EBITDA and adjusted EBITDA do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; adjusted pre-tax income (loss), adjusted net income (loss), EBITDA and adjusted EBITDA do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; EBITDA, and adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements; and other companies in our industry may calculate adjusted pre-tax income (loss), adjusted net income (loss), EBITDA and adjusted EBITDA differently than we do, limiting their usefulness as comparative measures. Because of these limitations, adjusted pre-tax income (loss), adjusted net income (loss), EBITDA and adjusted EBITDA should not be considered in isolation from or as a substitute for performance measures calculated in accordance with GAAP. In addition, because derivations of adjusted pre-tax income (loss), adjusted net income (loss), EBITDA and adjusted EBITDA are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of pre-tax income (loss), net income (loss) and EBITDA, including adjusted pre-tax income (loss), adjusted net income (loss) and adjusted EBITDA, as presented may not be directly comparable to similarly titled measures presented by other companies.

For the foregoing reasons, each of adjusted pre-tax income (loss), adjusted net income (loss), EBITDA and adjusted EBITDA has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.

(b) EBITDAR and adjusted EBITDAR are included as a supplemental disclosure because we believe them to be useful solely as valuation metrics for airlines as their calculations isolate the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different airlines for reasons unrelated to the underlying value of a particular airline. However, EBITDAR and adjusted EBITDAR are not determined in accordance with GAAP, are susceptible to varying calculations and not all companies calculate the measure in the same manner. As a result, EBITDAR and adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and adjusted EBITDAR should not be viewed as a measure of overall performance since they exclude aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

		Year Ended December 31,		
		2025		**2024**
		(in millions)		
Adjusted net income (loss) reconciliation (unaudited):				
Net income (loss)	$	(137)	$	85
Non-GAAP Adjustments[a]:				
Legal settlement		—		(38)
Write-off of deferred financing costs		—		1
Pre-tax impact		**—**		**(37)**
Tax benefit (expense) related to non-GAAP adjustments		—		—
Valuation allowance[b]		—		5
Net income (loss) impact	**$**	**—**	**$**	**(32)**
Adjusted net income (loss)	**$**	**(137)**	**$**	**53**
Adjusted pre-tax income (loss) reconciliation (unaudited):				
Income (loss) before income taxes	$	(134)	$	86
Pre-tax impact		—		(37)
Adjusted pre-tax income (loss)	**$**	**(134)**	**$**	**49**

	Year Ended December 31,	
	2025	2024
	(in millions)	
EBITDA, EBITDAR, Adjusted EBITDA and Adjusted EBITDAR reconciliation (unaudited):		
Net income (loss)	$ (137)	$ 85
Plus (minus):		
Interest expense	46	36
Capitalized interest	(35)	(32)
Interest income and other	(26)	(32)
Income tax expense (benefit)	3	1
Depreciation and amortization	91	72
EBITDA	**(58)**	**130**
Plus: Aircraft rent	748	675
EBITDAR	**$ 690**	**$ 805**
EBITDA	**$ (58)**	**$ 130**
Plus (minus)[(a)]:		
Legal settlement	—	(38)
Adjusted EBITDA	**(58)**	**92**
Plus: Aircraft rent	748	675
Adjusted EBITDAR	**$ 690**	**$ 767**

_____

(a)   See "Reconciliation of CASM to CASM (excluding fuel), Adjusted CASM (excluding fuel), Adjusted CASM, Adjusted CASM including net interest and CASM including net interest" above for discussion on adjusting items.

(b)   During the year ended December 31, 2024, we recorded a $5 million non-cash valuation allowance against our U.S. federal and state NOL deferred tax assets, which largely do not expire, mainly as a result of being in a three-year cumulative pre-tax loss position, which has no impact on cash taxes and is not reflective of our effective tax rate for deductible NOLs generated or actual cash tax obligations created. Please refer to "Notes to Consolidated Financial Statements — 13. Income Taxes" for additional information.

Comparative Operating Statistics

The following table sets forth our operating statistics for the years ended December 31, 2025 and 2024. These operating statistics are provided because they are commonly used in the airline industry and, as such, allow readers to compare our performance against our results for the corresponding prior year period, as well as against the performance of our peers.

	Year Ended December 31,			
	2025	**2024**	**Change**	
Operating statistics (unaudited)[a]				
Available Seat Miles ("ASMs") (millions)	39,754	39,871	—	%
Departures	205,622	216,374	(5)	%
Average stage length (miles)	919	894	3	%
Block hours	541,304	554,399	(2)	%
Average aircraft in service	162	146	11	%
Aircraft – end of period	176	159	11	%
Average daily aircraft utilization (hours)	9.2	10.3	(11)	%
Passengers (thousands)	33,200	33,296	—	%
Average seats per departure	209	205	2	%
RPMs (millions)	31,187	30,630	2	%
Load factor	78.4 %	76.8 %	1.6	pts
Fare revenue per passenger ($)	44.60	43.09	4	%
Non-fare passenger revenue per passenger ($)	63.79	67.50	(5)	%
Other revenue per passenger ($)	3.78	2.79	35	%
Total ancillary revenue passenger ($)	67.57	70.29	(4)	%
Total revenue per passenger ($)	112.17	113.38	(1)	%
Total revenue per available seat mile ("RASM") (¢)	9.37	9.47	(1)	%
RASM, stage-length adjusted to 1,000 miles (¢) [c]	8.98	8.95	—	%
Cost per available seat mile ("CASM") (¢)	9.74	9.32	5	%
CASM (excluding fuel) (¢) [b]	7.41	6.71	10	%
CASM + net interest (¢) [b]	9.70	9.25	5	%
Adjusted CASM (¢) [b]	9.74	9.42	3	%
Adjusted CASM (excluding fuel) (¢) [b]	7.41	6.81	9	%
Adjusted CASM (excluding fuel), stage-length adjusted to 1,000 (¢) [b][c]	7.10	6.44	10	%
Adjusted CASM + net interest (¢) [b]	9.70	9.35	4	%
Adjusted CASM + net interest, stage-length adjusted to 1,000 (¢) [b][c]	9.30	8.84	5	%
Fuel cost per gallon ($)	2.47	2.73	(10)	%
Fuel gallons consumed (thousands)	375,527	381,444	(2)	%
Full-time equivalent employees	7,656	7,913	(3)	%

(a) Figures may not recalculate due to rounding. See "Glossary of Airline Terms" for definitions of terms used in this table.

(b) These metrics are not calculated in accordance with GAAP. For the reconciliation to corresponding GAAP measures, see "Results of Operations—Reconciliation of CASM to CASM (excluding fuel), Adjusted CASM (excluding fuel), Adjusted CASM, Adjusted CASM including net interest and CASM including net interest."

(c) Stage-Length Adjusted ("SLA") to 1,000 miles: Applicable Operating Statistic * Square root (stage length / 1,000).

Liquidity and Capital Resources

Overview

As of December 31, 2025, we had $874 million of total available liquidity, consisting of $654 million in unrestricted cash and cash equivalents and $220 million from the undrawn Revolving Loan Facility. We had $614 million of total debt, net, of which $301 million was short-term and consisted primarily of amounts outstanding under our Pre-delivery Credit Facilities. Our total debt, net was comprised of $348 million outstanding under our PDP Financing Facility, $105 million of 2025-1 EETCs, $101 million outstanding under our pre-purchased miles facility with Barclays Bank Delaware ("Barclays"), and $66 million in 10-year loans (collectively, the "PSP Promissory Notes") from the U.S. Department of the Treasury (the "Treasury"), partially offset by $6 million in deferred debt acquisition costs.

In connection with the term loan facility entered into with the Treasury in September 2020, which was repaid in full in February 2022, and the PSP Promissory Notes, we issued warrants (the "Warrants") to purchase 3,117,940 shares of FGHI common stock at a weighted-average price of $6.95 per share. In June 2024, the Treasury sold all such Warrants to a financial institution. During the year ended December 31, 2025, 1,244,608 Warrants were exercised. We settled the exercises through a net share settlement of 248,893 shares of FGHI common stock and cash of less than $1 million. During the year ended December 31, 2025 1,636,058 Warrants expired. As of December 31, 2025, Warrants to purchase 237,274 shares of FGHI common stock were outstanding and set to expire during 2026.

We continue to monitor our covenant compliance with various parties, including, but not limited to, our lenders and credit card processors. As of the date of this report, we are in compliance with all of our covenants.

The following table presents the major indicators of our financial condition and liquidity as of:

	December 31,			
	2025		**2024**	
	($ in millions)			
Cash and cash equivalents	$	671	$	740
Total current assets, excluding cash and cash equivalents	$	287	$	250
Total current liabilities, excluding current maturities of long-term debt, net and operating leases	$	1,023	$	927
Current maturities of long-term debt, net	$	301	$	261
Long-term debt, net	$	313	$	241
Stockholders' equity	$	491	$	604
Debt to capital ratio		56 %		45 %
Debt to capital ratio, including operating lease obligations		92 %		88 %

Use of Cash and Future Obligations

We expect to meet our cash requirements for the next twelve months through use of our available cash and cash equivalents, our Pre-delivery Credit Facilities, and cash flows from operating activities. We expect to meet our long-term cash requirements with cash flows from operating and financing activities, including, but not limited to, potential future borrowings under the Pre-delivery Credit Facilities, our undrawn Revolving Loan Facility and/or potential issuances of debt or equity. The Revolving Loan Facility also permits us to enter into additional indebtedness secured by our loyalty program and brand-related assets, to the extent such indebtedness is pari passu with the Revolving Loan Facility. Our primary uses of cash are for working capital, aircraft PDPs, debt repayments and capital expenditures.

Our single largest capital commitment relates to the acquisition of aircraft. As of December 31, 2025, we operated all of our 176 aircraft under operating leases. PDPs relating to future deliveries under our agreement with

Airbus are required at various times prior to each aircraft's delivery date. As of December 31, 2025, our Pre-delivery Credit Facilities, which allow us to draw up to an aggregate of $391 million, had $348 million outstanding. As of December 31, 2025, we had $428 million of PDPs held by Airbus, which have been partially financed by our Pre-delivery Credit Facilities.

As of December 31, 2025, we had a firm obligation to purchase 168 A320neo family aircraft and 21 additional spare engines to be delivered by 2031. Of our aircraft commitments, 20 had committed operating leases for deliveries occurring between 2026 and 2027. We intend to evaluate financing options for the remaining aircraft.

The following table summarizes current and long-term material cash requirements as of December 31, 2025, which we expect to fund primarily with operating and financing cash flows (in millions):

	Material Cash Requirements						
	2026	2027	2028	2029	2030	Thereafter	Total
Debt obligations[a]	$ 303	$ 63	$ 18	$ 102	$ 42	$ 92	$ 620
Interest commitments[b]	32	19	15	11	7	6	90
Operating lease obligations[c]	806	799	754	681	648	2,784	6,472
Flight equipment purchase obligations[d]	1,426	2,093	2,133	2,374	1,821	943	10,790
Total	$ 2,567	$ 2,974	$ 2,920	$ 3,168	$ 2,518	$ 3,825	$ 17,972

_____

(a) Includes principal commitments only associated with our Pre-delivery Credit Facilities with borrowings as of December 31, 2025, our affinity card unsecured debt due through 2029,the PSP Promissory Notes through 2031, and our class A-1 enhanced equipment certificate through 2032. See "Notes to Consolidated Financial Statements — 7. Debt."

(b) Represents interest and commitment fees on debt obligations and our undrawn Revolving Loan Facility.

(c) Represents gross cash payments related to our operating fixed lease obligations that are not subject to discount as compared to the obligations measured on our consolidated balance sheets. See "Notes to Consolidated Financial Statements — 8. Operating Leases."

(d) Represents purchase commitments for aircraft and engines. See "Notes to Consolidated Financial Statements — 11. Commitments and Contingencies."

Cash Flows

The following table presents information regarding our cash flows in the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
	(in millions)	
Net cash used in operating activities	$ (525)	$ (82)
Net cash used in investing activities	(99)	(75)
Net cash provided by financing activities	555	288
Net increase (decrease) in cash, cash equivalents and restricted cash	(69)	131
Cash, cash equivalents and restricted cash at beginning of period	740	609
Cash, cash equivalents and restricted cash at end of period	$ 671	$ 740

Operating Activities

During the year ended December 31, 2025, net cash used in operating activities totaled $525 million, which was driven by $202 million of outflows from changes in operating assets and liabilities, non-cash adjustments of $186 million and $137 million of net loss.

The $202 million of outflows from changes in operating assets and liabilities included:

- $257 million in increases in other long-term assets primarily driven by increases in capitalized maintenance and prepaid maintenance;
- $12 million in increases in accounts receivable;
- $1 million in decreases in accounts payable; and
- $1 million in decreases in other liabilities; partially offset by
- $58 million in increases in our air traffic liability driven by an increase in customer flight credits for non-refundable future travel, increased sales in our membership programs as well as increased bookings; and
- $11 million in decreases in supplies and other current assets.

Our net loss of $137 million was also adjusted by the following non-cash items to arrive at net cash used in operating activities:

- $302 million in gains recognized on sale-leaseback transactions; partially offset by
- $91 million in depreciation and amortization;
- $21 million in stock-based compensation expense;
- $3 million in deferred tax expense; and
- $1 million in amortization of cash flow hedges, net of tax.

During the year ended December 31, 2024, net cash used in operating activities totaled $82 million, which was driven by non-cash adjustments totaling $204 million, partially offset by $85 million of net income and $37 million of inflows from changes in operating assets and liabilities.

The $37 million of inflows from changes in operating assets and liabilities included:

- $82 million in decreases in aircraft maintenance deposits;
- $77 million in other liabilities driven primarily by leased aircraft return accruals, passenger taxes payable and other operational related accruals;
- $41 million in increases in our air traffic liability driven by increased booking and related fares;
- $22 million in decreases in accounts receivable; and
- $20 million in decreases in supplies and other current assets; partially offset by
- $190 million in increases in other long-term assets primarily driven by increases in capitalized maintenance, prepaid maintenance and deferred purchase incentives; and
- $15 million in decreases in accounts payable.

Our net income of $85 million was also adjusted by the following non-cash items to arrive at net cash used in operating activities:

- $294 million in gains recognized on sale-leaseback transactions; partially offset by
- $72 million in depreciation and amortization;
- $16 million in stock-based compensation expense;
- $1 million loss on extinguishment of debt; and
- $1 million in amortization of cash flow hedges, net of tax.

Investing Activities

During the year ended December 31, 2025, net cash used in investing activities totaled $99 million, driven by:

- $75 million in cash outflows for capital expenditures; and
- $24 million in net expenditures for PDP activity.

During the year ended December 31, 2024, net cash used in investing activities totaled $75 million, driven by:

- $76 million in cash outflows for capital expenditures; and
- $2 million in cash outflows relating to other investing activity; partially offset by
- $3 million in net proceeds for PDP activity.

Financing Activities

During the year ended December 31, 2025, net cash provided by financing activities was $555 million, primarily driven by:

- $492 million in cash proceeds from debt issuances, net of issuance costs, consisting of $205 million drawn on our Revolving Loan Facility, $181 million of net borrowings on our Pre-delivery Credit Facilities, $105 million of borrowings related to Class A-1 Equipment Certificates and $1 million drawn on our Barclays facility;
- $441 million in net proceeds received from sale-leaseback transactions; and
- $6 million in proceeds from the exercise of stock options; partially offset by
- $380 million in cash outflows from principal repayments on debt, which include $205 million in Revolving Loan Facility payments, $163 million in Pre-delivery Credit Facilities payments and $12 million in payments pursuant to our previous building notes; and
- $4 million cash outflows for payments related to tax withholdings of share-based awards.

During the year ended December 31, 2024, net cash provided by financing activities was $288 million, primarily driven by:

- $476 million in cash proceeds from debt issuances, consisting of $444 million of net borrowings on our Pre-delivery Credit Facilities, $20 million in draws on our Barclays facility and $12 million in new borrowings on our building notes;
- $264 million in net proceeds received from sale-leaseback transactions; and
- $1 million in proceeds from the exercise of stock options; partially offset by
- $447 million in cash outflows from principal repayments on debt, which include $431 million in Pre-delivery Credit Facilities payments and $16 million in payments pursuant to our previous building note; and
- $6 million cash outflows for payments related to tax withholdings of share-based awards.

As of December 31, 2025, we did not have any other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our results of operations, financial condition or cash flows.

Commitments and Contractual Obligations

As of December 31, 2025, our contractual purchase commitments include future aircraft and spare engine acquisitions. The table below does not include commitments that are contingent on events or other factors that are uncertain or unknown at this time.

	A320neo	A321neo	Total Aircraft[a]	Engines
Year Ending				
2026	8	16	24	2
2027	8	26	34	3
2028	4	30	34	2
2029	—	36	36	5
2030	—	28	28	—
Thereafter	—	12	12	9
Total	**20**	**148**	**168**	**21**

_____

(a) While the schedule presented above reflects the contractual delivery dates as of December 31, 2025, we continue to experience delays in the deliveries of Airbus aircraft which may persist in future periods.

As of December 31, 2025, all 176 aircraft in our fleet were subject to operating leases. These leases expire between 2027 and 2037. Leases for 73 of our aircraft could generally be renewed for one to four years.

Separately, we have various leases with respect to real property as well as various agreements among airlines relating to fuel consortia or fuel farms at airports. Under some of these contracts, we are party to joint and several liability regarding damages. Under others, where we are a member of an LLC or other entity that contracts directly with the airport operator, liabilities are borne through the fuel consortia structure. Our aircraft, services, equipment lease and sale and financing agreements typically contain provisions requiring us, as the lessee, obligor or recipient of services, to indemnify the other parties to those agreements, including certain of those parties' related persons, against virtually any liabilities that might arise from the use or operation of the aircraft or such other equipment. We believe that our insurance would cover most of our exposure to liabilities and related indemnities associated with the commercial real estate leases and aircraft, services, equipment lease and sale and financing agreements described above.

Certain of our aircraft and other financing transactions include provisions that require us to make payments to preserve an expected economic return to the lenders if that economic return is diminished due to certain changes in law or regulations. In certain of these financing transactions and other agreements, we also bear the risk of certain changes in tax laws that would subject payments to non-U.S. entities to withholding taxes.

Certain of these indemnities survive the length of the related financing or lease. We cannot reasonably estimate our potential future payments under the indemnities and related provisions described above because we cannot predict when and under what circumstances these provisions may be triggered and the amount that would be payable if the provisions were triggered because the amounts would be based on facts and circumstances existing at such time.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. In doing so, we make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, our financial condition and results of operations could be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting estimates, which we discuss below. For a detailed discussion of our significant accounting policies, please refer to "Notes to Consolidated Financial Statements — 1. Summary of Significant Accounting Policies."

Frequent Flyer Program

Our *FRONTIER Miles* program provides frequent flyer travel awards to program members based on accumulated miles. Miles are accumulated as a result of travel, purchases using the co-branded credit card, *For Less* price guarantee, and purchases from other participating partners. As of December 31, 2025 and 2024, our total frequent flyer liability was $60 million and $49 million, respectively.

The contract to sell miles under the co-branded credit card partnership has multiple performance obligations. The agreement provides for joint marketing, and we account for this agreement consistently with the accounting method that allocates the consideration received to the individual products and services delivered based on relative stand-alone selling prices. We determined the best estimate of the selling prices by considering discounted cash flow analysis using multiple inputs and assumptions, including: (1) the expected number of miles awarded and number of miles redeemed, (2) equivalent ticket value ("ETV") for the award travel obligation, (3) licensing of brand and access to member lists, (4) advertising and marketing efforts and (5) airline benefits. Any changes in the assumptions outlined above related to our co-branded credit card partnership at agreement inception or material modification would impact the allocation of consideration received and the resulting timing of when revenues from the each of the specific performance obligation would be recognized.

We estimate breakage (miles that are expected to expire unutilized) based on statistical models derived from historical redemption patterns. Breakage assumptions, including the period over which miles are expected to be redeemed, the actual redemption activity for miles, or the estimated fair value of miles expected to be redeemed, could have an impact on revenues in the year in which the change occurs and in future years. Additionally, we estimate ETV, which is used to determine the value per mile, based on the historical prices of the flights redeemed using miles and changes to these assumptions could impact the initial allocation of consideration in our co-branded credit card partnership or the amount of revenue recognized or deferred for miles accumulated as a result of travel.

For the year ended December 31, 2025, holding other factors constant, a 10% change in our estimated frequent flyer breakage rate would have resulted in a change to passenger revenues of approximately $4 million, or less than 1%.

Revenues from Customer's Rights to Book Future Travel

As of December 31, 2025 and 2024, our air traffic liability balance was $361 million and $303 million, respectively, of which $43 million and $19 million were related to customer rights to book future travel in the form of a flight credit, which mainly expire 12 months after issuance if not redeemed by the passenger. The amounts not expected to be redeemed are recognized as revenue over the historical pattern of rights exercised by customers. During the years ended December 31, 2025, 2024 and 2023, we recognized $79 million, $37 million and $44 million, respectively, in passenger revenue within our consolidated statements of operations, related to expected and actual expiration of customer rights to book future travel.

We estimate amounts not expected to be redeemed (breakage) based on historical redemption patterns of such customer rights, which also considers any historical redemption activity that may not be indicative of future trends such as program modifications that may impact future expectations of breakage. Changes in breakage rate assumptions as a result of actual results differing from historical patterns or other factors, including the period over which these rights are expected to be redeemed, could have a material impact on revenues recognized in the year in which the change occurs and in future years.

For the year ended December 31, 2025, holding other factors constant, a 10% change in our estimated breakage related to customer's rights to book future travel, which assumes no change in historical pattern of usage of such rights, would have resulted in a change to passenger revenues of approximately $14 million, or less than 1%.

Leased Aircraft Return Costs

Our aircraft operating lease agreements generally require us to return aircraft airframes and engines to the lessor in a certain condition or pay an amount to the lessor based on the airframe and engine's actual return condition. These return provisions are evaluated at inception of the lease and throughout the lease terms and are accounted for as either fixed or variable lease payments (depending on the nature of the lease return condition). When such costs become both probable and estimable, they are accrued as a component of supplemental rent through the remaining lease term. Changes to the assumptions utilized in the estimation of these lease return costs are accounted for on a cumulative catch-up basis. As of December 31, 2025 and 2024, our total leased aircraft return cost liability was $19 million and $49 million, respectively.

In 2025 and 2024, we extended the term for certain aircraft operating leases that were slated to expire between 2026 and 2027, and between 2025 and 2027, respectively. For the years ended December 31, 2025 and 2024, we recorded a benefit of $27 million and $14 million, respectively, to aircraft rent in our consolidated statement of operations related to previously accrued lease return costs that were variable in nature and associated with the anticipated utilization and condition of the airframes at the original return date. Given the extension of these aircraft operating leases, such variable return costs are no longer probable of occurring.

In assessing the future potential lease return costs, we consider the future anticipated costs and scope of maintenance events (largely driven by projected number of flight hours and cycles estimated to be utilized on the aircraft and engines prior to return), estimated timing of such events including the timing since the last expected major maintenance event, the date the aircraft is due to be returned to the lessor, contractual terms of the lease and maintenance provider agreements, current condition of each aircraft, number of heavy maintenance events on engines, age of the aircraft at lease expiration, type of engine, projected number of hours and cycles run on the engines at the time of return and the number of projected cycles run on the airframe at the time of return, among other estimates.

If actual estimates vary materially from those utilized in the estimation of lease return costs we could incur more or less supplemental rent expense depending on the direction of the adjustments necessary. There can be no assurance that the projections utilized will not materially change in the future given the inherent difficulty in forecasting future utilization of aircraft over their lease terms, as well as the shop visit timing particularly considering new engine technology we deploy in our fleet; however, the estimates utilized are the best available at the time the financial statements were issued.

Income Tax Valuation Allowance

As of December 31, 2025, our total deferred tax assets, net of a $65 million valuation allowance, were $1,225 million, which included $124 million of deferred tax assets related to NOL carry forwards. These deferred tax assets are comprised of $93 million, $16 million and $15 million related to NOLs available to reduce future federal, state and foreign taxable income, respectively. We assess whether it is more likely than not that sufficient taxable income will be generated to realize deferred tax assets, and a valuation allowance is established if it is not likely that deferred income tax assets will be realized. We consider sources of taxable income from prior period carryback periods, future reversals of existing taxable temporary differences, tax planning strategies and future taxable income when assessing the future utilization of deferred tax assets.

As part of our assessment of whether a valuation allowance is warranted, we consider all available positive and negative evidence in conjunction with evaluating the source and availability of taxable income to utilize such deferred tax assets. As of December 31, 2023, a significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2023. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. As a result of our assessment, we concluded that as of December 31, 2023, it is more likely than not that the benefit from a portion of our federal and state deferred tax assets will not be realized and we recorded a valuation allowance of $37 million against our federal and state deferred tax assets.

During the year ended December 31, 2024, as a result of the change in the overall net deferred tax position and pre-tax income generated, we reduced the valuation allowance by $18 million and maintained a valuation allowance of $19 million against our federal and state NOL-related deferred tax assets due to the uncertainty of future income to be generated. Furthermore, we maintained a valuation allowance related to our $11 million of foreign deferred tax assets.

During the year ended December 31, 2025, as a result of the change in the overall net deferred tax position and pre-tax loss generated, we increased the valuation allowance by $31 million and maintained a valuation allowance of $50 million against our federal and state NOL-related deferred tax assets due to our continued inability to utilize subjective evidence such as our projections for future income. Furthermore, we have a valuation allowance related to $15 million of our foreign deferred tax assets. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for taxable income.

Long-Term Maintenance Agreements

We have entered into maintenance agreements with both of our engine providers, CFM International and Pratt & Whitney, to cover the primary maintenance services of the engines for a majority of our fleet. The arrangements stipulate that we pay a baseline per-flight-hour rate based on monthly engine utilization over the life of the arrangement. Given that the accounting for the arrangement will follow our heavy maintenance accounting and is dependent on many projected factors such as flight hours, shop visit timing and scope, and the stand-alone value of certain maintenance services, there are significant estimates that impact the accounting of our per-flight-hour maintenance agreements including amounts capitalized as recoverable pre-paid maintenance, expensed and treated as capitalized maintenance as well as the timing of each.

As of December 31, 2025, we had capitalized $275 million of rate per hour payments considered pre-paid maintenance, included within other assets on our consolidated balance sheets, which are probable to be recovered via future shop visits.

Recent Accounting Pronouncements

See "Notes to Consolidated Financial Statements — 1. Summary of Significant Accounting Policies" included in Part II, Item 8 of this Annual Report on Form 10-K for a discussion of recent accounting pronouncements.

GLOSSARY OF AIRLINE TERMS

Set forth below is a glossary of industry terms:

"A320 family" means, collectively, the Airbus series of single-aisle aircraft, including the A320ceo, A320neo, A321ceo and A321neo aircraft.

"A320neo family" means, collectively, the Airbus series of single-aisle aircraft that feature the new engine option, including the A320neo and A321neo aircraft.

"Adjusted CASM" is a non-GAAP measure and means operating expenses, excluding special items, divided by ASMs. For a discussion of such special items and a reconciliation of CASM to CASM (excluding fuel), Adjusted CASM (excluding fuel), Adjusted CASM, Adjusted CASM including net interest and CASM including net interest, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

"Adjusted CASM including net interest" or "Adjusted CASM + net interest" is a non-GAAP measure and means the sum of Adjusted CASM and net interest expense (income) excluding special items divided by ASMs. For a discussion of such special items and a reconciliation of CASM to CASM (excluding fuel), Adjusted CASM (excluding fuel), Adjusted CASM, Adjusted CASM including net interest and CASM including net interest, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

"Adjusted CASM (excluding fuel)" is a non-GAAP measure and means operating expenses less aircraft fuel expense, excluding special items, divided by ASMs. For a discussion of such special items and a reconciliation of CASM to CASM (excluding fuel), Adjusted CASM (excluding fuel), Adjusted CASM, Adjusted CASM including net interest and CASM including net interest, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

"Air traffic liability" means the value of tickets, unearned membership fees, customer rights to book future travel, and other related fees sold in advance of travel.

"Ancillary revenue" means the sum of non-fare passenger revenue and other revenue.

"Available seat miles" or "ASMs" means seats (empty or full) multiplied by miles the seats are flown.

"Average aircraft in service" means the average number of aircraft used in flight operations, as calculated on a daily basis.

"Average daily aircraft utilization" means block hours divided by number of days in the period divided by average aircraft in service.

"Average stage length" means the average number of miles flown per flight segment.

"Block hours" means the number of hours during which the aircraft is in revenue service, measured from the time of gate departure before take-off until the time of gate arrival at the destination.

"CASM" or "unit costs" means operating expenses divided by ASMs.

"CASM (excluding fuel)" is a non-GAAP measure and means operating expenses less aircraft fuel expense, divided by ASMs.

"CASM including net interest" or "CASM + net interest" is a non-GAAP measure and means the sum of CASM and net interest expense (income) divided by ASMs.

"DOT" means the United States Department of Transportation.

"EPA" means the United States Environmental Protection Agency.

"Fare revenue" consists of base fares for air travel, including miles redeemed under our frequent flyer program, unused and expired passenger credits and revenue derived from charter flights.

"Fare revenue per passenger" means fare revenue divided by passengers.

"Load factor" means the percentage of aircraft seat miles actually occupied on a flight (RPMs divided by ASMs).

"Net interest expenses (income)" means interest expense, capitalized interest, interest income and other.

"Non-fare passenger revenue" consists of fees related to certain ancillary items such as baggage, service fees, seat selection, and other passenger-related revenue that is not included as part of base fares for travel.

"Non-fare passenger revenue per passenger" means non-fare passenger revenue divided by passengers.

"Other revenue" consists primarily of services not directly related to providing transportation, such as the advertising, marketing and brand elements of the *FRONTIER Miles* affinity credit card program and commissions revenue from the sale of items such as rental cars and hotels.

"Other revenue per passenger" means other revenue divided by passengers.

"Passengers" means the total number of passengers flown on all flight segments.

"Passenger revenue" consists of fare revenue and non-fare passenger revenue.

"PDP" means pre-delivery deposit payments, which are payments required by aircraft manufacturers in advance of delivery of the aircraft.

"RASM" or "unit revenue" means total revenue divided by ASMs.

"Revenue passenger miles" or "RPMs" means the number of miles flown by passengers.

"Total ancillary revenue per passenger" means ancillary revenue divided by passengers.

"Total revenue per passenger" means the sum of fare revenue, non-fare passenger revenue, and other revenue (collectively, "Total Revenue") divided by passengers.

"VFR" means visiting friends and relatives.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are subject to market risks in the ordinary course of our business. These risks include commodity price risk, with respect to aircraft fuel, as well as interest rate risk, specifically with respect to our floating rate obligations. The adverse effects of changes in these markets could pose a potential loss as discussed below. The sensitivity analysis provided does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Aircraft Fuel. Our results of operations can vary materially due to changes in the price and availability of aircraft fuel and are also impacted by the number of aircraft in use and the number of flights we operate. Aircraft fuel represented approximately 24% and 28% of total operating expenses for the years ended December 31, 2025 and 2024, respectively. Unexpected changes in the pricing of aircraft fuel or a shortage or disruption in the supply could have a material adverse effect on our business, results of operations and financial condition. Based on our annual fuel consumption over the last 12 months, a hypothetical 10% increase in the average price per gallon of aircraft fuel would have increased aircraft fuel expense by approximately $92 million.

Interest Rates. We are subject to market risk associated with changing interest rates, due to Secured Overnight Financing Rate ("SOFR") based interest rates on our PDP Financing Facility, Second PDP Financing Facility, PSP Promissory Notes and Revolving Loan Facility, which remains undrawn as of December 31, 2025, as well as Effective Federal Funds Rate ("EFFR") based interest rates on our affinity card advance purchase of miles with Barclays. During the year ended December 31, 2025, as applied to our average debt balances, a hypothetical increase of 100 basis points in average annual interest rates on our variable-rate debt would have increased the annual interest expense by $4 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	Page
Report of Independent Registered Public Accounting Firm (Ernst & Young, LLP, Denver, CO, Auditor Firm ID: 42)	85
Consolidated Balance Sheets	88
Consolidated Statements of Operations	89
Consolidated Statements of Comprehensive Income (Loss)	90
Consolidated Statements of Cash Flows	91
Consolidated Statements of Stockholders' Equity	92
Notes to Consolidated Financial Statements	93

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Frontier Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Frontier Group Holdings, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 18, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Leased Aircraft Return Costs

Description of the Matter

As described in Notes 1 and 8 to the consolidated financial statements, the Company's aircraft lease agreements often require the Company to return aircraft airframes and engines to the lessor in a certain condition or pay an amount to the lessor based on the leased airframe or engine's actual condition. Lease return costs are recognized beginning when it is probable that such costs will be incurred, and they can be estimated. When costs become both probable and estimable, they are accrued as a component of supplemental rent, through the remaining lease term. When determining the need to accrue lease return costs, there are various factors considered by management such as the contractual terms of the lease agreement, current condition of the aircraft, the age of the aircraft at lease expiration, projected number of hours run on the engine at the time of return and the number of projected cycles run on the airframe at the scheduled time of return. As of December 31, 2025, the Company has accrued liabilities of $19 million for leased aircraft return costs.

Auditing management's estimate of leased aircraft return costs required significant judgment given the complexity involved in determining the timing and cost of future maintenance events, including the estimated utilization of leased airframes and engines.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over management's determination of the significant underlying assumptions and data inputs that address the risk of material misstatement relating to the estimate of lease return costs.

To test the estimate of lease return costs, our audit procedures included, among others, testing the assumptions used and the accuracy and completeness of the underlying data used in the calculations. For example, to test the assumptions related to the timing of future maintenance events, we compared projected event timing to the time interval between recently completed maintenance events and against underlying regulatory requirements. We also confirmed current and projected utilization metrics and projected timing of events with maintenance personnel. We also tested the historical accuracy of management's forecasts of maintenance events by comparing when recent maintenance events occurred to management's initial projections. To test the assumptions related to cost, we compared the projected cost of future maintenance events to historical experience, or the costs required by the contractual agreements based on projected return condition of the airframe or engine at lease return.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

Denver, Colorado

February 18, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Frontier Group Holdings, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Frontier Group Holdings, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Frontier Group Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 18, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Denver, Colorado

February 18, 2026

FRONTIER GROUP HOLDINGS, INC.
Consolidated Balance Sheets
(in millions, except share data)

	December 31,	
	2025	**2024**
Assets		
Cash and cash equivalents	$ 671	$ 740
Accounts receivable, net	85	73
Supplies, net	90	79
Other current assets	112	98
Total current assets	**958**	**990**
Property and equipment, net	510	376
Operating lease right-of-use assets	4,806	3,930
Pre-delivery deposits for flight equipment	428	404
Intangible assets, net	27	27
Other assets	491	426
Total assets	**$ 7,220**	**$ 6,153**
Liabilities and stockholders' equity		
Accounts payable	$ 130	$ 115
Air traffic liability	352	294
Frequent flyer liability	16	18
Current maturities of long-term debt, net	301	261
Current maturities of operating leases	779	664
Other current liabilities	525	500
Total current liabilities	**2,103**	**1,852**
Long-term debt, net	313	241
Long-term operating leases	4,070	3,302
Long-term frequent flyer liability	44	31
Other long-term liabilities	199	123
Total liabilities	**6,729**	**5,549**
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Common stock, $0.001 par value per share, with 229,010,827 and 225,440,496 shares issued and outstanding as of December 31, 2025 and 2024, respectively	—	—
Additional paid-in capital	437	414
Retained earnings	59	196
Accumulated other comprehensive income (loss)	(5)	(6)
Total stockholders' equity	**491**	**604**
Total liabilities and stockholders' equity	**$ 7,220**	**$ 6,153**

See Notes to Consolidated Financial Statements

FRONTIER GROUP HOLDINGS, INC.
Consolidated Statements of Operations
(in millions, except per share data)

	Year Ended December 31,					
		2025		2024		2023
Operating revenues:						
Passenger	$	3,598	$	3,683	$	3,509
Other		126		92		80
Total operating revenues		**3,724**		**3,775**		**3,589**
Operating expenses:						
Aircraft fuel		929		1,041		1,130
Salaries, wages and benefits		1,016		954		858
Aircraft rent		748		675		554
Station operations		717		637		516
Maintenance, materials and repairs		209		209		179
Sales and marketing		159		178		164
Depreciation and amortization		91		72		50
Other operating		4		(49)		141
Total operating expenses		**3,873**		**3,717**		**3,592**
Operating income (loss)		**(149)**		**58**		**(3)**
Other income (expense):						
Interest expense		(46)		(36)		(29)
Capitalized interest		35		32		28
Interest income and other		26		32		36
Total other income (expense)		**15**		**28**		**35**
Income (loss) before income taxes		(134)		86		32
Income tax expense (benefit)		3		1		43
Net income (loss)	$	**(137)**	$	**85**	$	**(11)**
Earnings (loss) per share:						
Basic	$	(0.60)	$	0.37	$	(0.05)
Diluted	$	(0.60)	$	0.37	$	(0.05)

See Notes to Consolidated Financial Statements

FRONTIER GROUP HOLDINGS, INC.
Consolidated Statements of Comprehensive Income (Loss)
(in millions)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income (loss)	$ (137)	$ 85	$ (11)
Amortization from cash flow hedges, net of adjustment for deferred tax benefit (expense) of less than $1 for the each of the years ended 2025, 2024, and 2023	1	1	(1)
Other comprehensive income (loss)	**1**	**1**	**(1)**
Comprehensive income (loss)	$ (136)	$ 86	$ (12)

See Notes to Consolidated Financial Statements

FRONTIER GROUP HOLDINGS, INC.
Consolidated Statements of Cash Flows
(in millions)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income (loss)	$ (137)	$ 85	$ (11)
Adjustments to reconcile net income (loss) to cash used in operating activities:			
Deferred income taxes	3	—	43
Depreciation and amortization	91	72	50
Gains recognized on sale-leaseback transactions	(302)	(294)	(147)
Loss on extinguishment of debt	—	1	—
Stock-based compensation	21	16	14
Amortization of cash flow hedges, net of tax	1	1	1
Changes in operating assets and liabilities:			
Accounts receivable, net	(12)	22	33
Supplies and other current assets	11	20	(7)
Aircraft maintenance deposits	—	82	(16)
Other long-term assets	(257)	(190)	(163)
Accounts payable	(1)	(15)	47
Air traffic liability	58	41	(60)
Other liabilities	(1)	77	(45)
Cash used in operating activities	**(525)**	**(82)**	**(261)**
Cash flows from investing activities:			
Capital expenditures	(75)	(76)	(51)
Pre-delivery deposits for flight equipment, net of refunds	(24)	3	(36)
Other	—	(2)	(3)
Cash used in investing activities	**(99)**	**(75)**	**(90)**
Cash flows from financing activities:			
Proceeds from issuance of debt, net of issuance costs	492	476	171
Principal repayments on debt	(380)	(447)	(131)
Proceeds from sale-leaseback transactions, net	441	264	163
Proceeds from the exercise of stock options	6	1	1
Tax withholdings on share-based awards	(4)	(6)	(5)
Cash provided by financing activities	**555**	**288**	**199**
Net increase (decrease) in cash, cash equivalents and restricted cash	(69)	131	(152)
Cash, cash equivalents and restricted cash, beginning of period	740	609	761
Cash, cash equivalents and restricted cash, end of period	**$ 671**	**$ 740**	**$ 609**

See Notes to Consolidated Financial Statements

FRONTIER GROUP HOLDINGS, INC.
Consolidated Statements of Stockholders' Equity
(in millions, except share data)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Shares	Amount				
Balance at December 31, 2022	217,875,890	$ —	$ 393	$ 122	$ (6)	$ 509
Net income (loss)	—	—	—	(11)	—	(11)
Shares issued in connection with vesting of restricted stock units	1,243,909	—	—	—	—	—
Shares withheld to cover employee taxes on vested restricted stock units	(443,720)	—	(5)	—	—	(5)
Amortization of cash flow hedges, net of tax	—	—	—	—	1	1
Unrealized loss from cash flow hedges, net of tax	—	—	—	—	(2)	(2)
Stock option exercises	4,322,711	—	1	—	—	1
Stock-based compensation	—	—	14	—	—	14
Balance at December 31, 2023	222,998,790	$ —	$ 403	$ 111	$ (7)	$ 507
Net income (loss)	—	—	—	85	—	85
Shares issued in connection with vesting of restricted stock units	2,506,562	—	—	—	—	—
Shares withheld to cover employee taxes on vested restricted stock units	(828,073)	—	(6)	—	—	(6)
Amortization of cash flow hedges, net of tax	—	—	—	—	1	1
Stock option exercises	763,217	—	1	—	—	1
Stock-based compensation	—	—	16	—	—	16
Balance at December 31, 2024	225,440,496	$ —	$ 414	$ 196	$ (6)	$ 604
Net income (loss)	—	—	—	(137)	—	(137)
Shares issued in connection with vesting of restricted stock units	2,505,302	—	—	—	—	—
Shares withheld to cover employee taxes on vested restricted stock units	(766,347)	—	(4)	—	—	(4)
Amortization of cash flow hedges, net of tax	—	—	—	—	1	1
Shares issued in connection with warrant exercises, net	248,893	—	—	—	—	—
Stock option exercises	1,582,483	—	6	—	—	6
Stock-based compensation	—	—	21	—	—	21
Balance at December 31, 2025	229,010,827	$ —	$ 437	$ 59	$ (5)	$ 491

See Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States ("GAAP") and include the accounts of Frontier Group Holdings, Inc. ("FGHI" or the "Company") and its wholly-owned direct and indirect subsidiaries, including Frontier Airlines Holdings, Inc. ("FAH") and Frontier Airlines, Inc. ("Frontier"). All wholly-owned subsidiaries are consolidated, with all intercompany transactions and balances being eliminated.

The Company is an ultra low-cost, low-fare airline headquartered in Denver, Colorado that offers flights throughout the United States and to select international destinations in the Americas, serving approximately 100 airports.

The Company is managed as a single business unit that provides air transportation for passengers and management has concluded there is only one reportable segment. See *Passenger Revenues* and *Other Revenues* within this note for additional information on the services from which the Company derives its revenues.

The Company has identified its Chief Executive Officer and President as its chief operating decision maker ("CODM"). The CODM primarily uses net income (loss) to evaluate the strategic direction and assess performance of the Company. This metric is used to evaluate budget versus actual results on a regular basis and make resource allocation decisions to optimize and assess performance of the Company's consolidated financial results. Please see the Company's "Consolidated Statements of Operations" for net income (loss), as well as other significant revenue and expense components of profit or loss, for the years ended December 31, 2025, 2024 and 2023. The Company has identified total assets as the primary measurement of the segment's assets. Please see the Company's "Consolidated Balance Sheets" for total assets as of December 31, 2025 and 2024.

Reclassifications

A reclassification of previously reported amounts has been made to conform to the current year's presentation in the Company's consolidated statements of operations. The reclassification relates to the removal of transaction and merger-related costs and the reclassification of these costs into other operating expenses. This reclassification did not impact previously reported amounts on the Company's consolidated balance sheets, consolidated statements of comprehensive income (loss), consolidated statements of cash flows or consolidated statements of stockholders' equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash and cash equivalents. Additionally, any items with maturities greater than three months that are readily convertible to known amounts of cash are considered cash and cash equivalents. Investments included in this category primarily consist of money market funds and time deposits.

Restricted Cash

Restricted cash includes cash balances that are used to secure standby letters of credit to be issued to particular airport authorities and vendors as needed and cash to secure medical claims paid. The Company also has covenant requirements with certain of its lenders which require cash to remain on deposit in a lockbox for the length of the agreement. As of December 31, 2025 and 2024, the Company had $17 million and $10 million of restricted cash, respectively, within cash and cash equivalents on the Company's consolidated balance sheets.

Accounts Receivable, net

Receivables primarily consist of amounts due from credit card receivables, amounts due from select airport locations under revenue share agreements and amounts due from Barclays Bank Delaware ("Barclays") as part of the Company's credit card affinity agreement. The Company records an allowance for credit losses for amounts not expected to be collected. The Company estimates the allowance based on expected credit losses. The allowance for doubtful accounts was $7 million and $5 million as of December 31, 2025 and 2024, respectively.

Supplies, net

Supplies consist of expendable aircraft spare parts, aircraft fuel and other supplies and are stated at the lower of cost or net realizable value. Supplies are accounted for on a first-in, first-out basis and are charged to expense as they are used. An allowance for obsolescence on expendable aircraft spare parts is provided over the remaining lease term or the estimated useful life of the related aircraft fleet to reduce the carrying cost of spare parts currently identified as excess to the lower of amortized cost or net realizable value. The allowance for obsolescence was $17 million and $12 million as of December 31, 2025 and 2024, respectively.

Property and Equipment, net

Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives to their estimated residual values. The Company capitalizes additions, modifications enhancing the operating performance of its assets, including capitalized maintenance costs, and the interest related to payments used to acquire new aircraft and the construction of its facilities. The Company capitalizes interest attributable to pre-delivery deposit payments ("PDPs") as an additional cost of the related asset beginning when activities necessary to get the asset ready for its intended use commence.

Estimated useful lives and residual values for the Company's property and equipment are as follows:

	Estimated Useful Life	Residual Value
Aircraft and spare engines	25 years	10%
Flight equipment leasehold improvements	Lesser of lease term or economic life	0%
Aircraft rotable parts	Fleet life	10%
Ground property and equipment	3 – 10 years	0%
Ground equipment leasehold improvements	Lesser of lease term or 10 years	0%
Internal-use software	3 – 10 years	0%
Capitalized maintenance	Lesser of lease term or economic life	0%
Buildings	Lesser of 40 years or economic life	10%

The components of depreciation and amortization expense are as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Depreciation	$ 91	$ 71	$ 50
Intangible amortization	—	1	—
Total depreciation and amortization	**$ 91**	**$ 72**	**$ 50**

The Company capitalizes certain internal and external costs associated with the acquisition and development of internal-use software for new products and enhancements to existing products that have reached the application development stage and are deemed feasible. The Company depreciates these costs using the straight-line method over the estimated useful life of the software. Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software, and labor cost for employees who are directly associated with, and devote time to, internal-use software projects. Capitalized computer software, net is included within ground and other equipment, which is a component of property and equipment, net on the Company's consolidated balance sheets and totaled $23 million and $18 million as of December 31, 2025 and 2024, respectively.

Leases

The Company leases property and equipment under operating leases. For leases with initial terms greater than 12 months, the related operating lease right-of-use asset and corresponding operating lease liability are recorded at the present value of lease payments over the term on the Company's consolidated balance sheets. Some leases include rental escalation clauses, renewal options, termination options and/or other items that cause variability that are factored into the determination of lease payments when appropriate. The Company does not separate lease and non-lease components of contracts, except for certain flight training equipment, for which consideration is allocated between lease and non-lease components.

When available, the rate implicit in the lease is used to discount lease payments to present value; however, most leases do not provide a readily determinable implicit rate. Therefore, the Company estimates its incremental borrowing rate ("IBR") to discount the lease payments based on information available at lease commencement. The IBR utilized by the Company is first determined using an unsecured recourse borrowing rate over a tenor that matches the period of lease payments for each individual lease and then is adjusted to arrive at a rate that is representative of a collateralized rate (secured rate). Given the Company does not have an established unsecured public credit rating, the Company utilizes current period and projected financial information to simulate an unsecured credit rating. The Company then determines its secured IBR using a combination of several valuation methods that take into account the lower amount of risk of collateralized borrowings along with observable implied credit ratings from its current outstanding secured debt obligations.

Forgivable Loans

Since 2022, the Company has launched several programs geared at attracting and retaining highly skilled pilots and mechanics. As an incentive of these programs, the Company issues forgivable loans to cadets and mechanics who join the programs, which can include pre-employment incentives such as a sign-on bonus, a monthly stipend, or reimbursement of training costs incurred. The loans and related interest are forgiven after a predetermined stay period, typically two to three years. Principal and interest incurred is to be repaid to the Company if a cadet or a mechanic terminates prior to the stay period being completed.

As of December 31, 2025 and 2024, the Company had $11 million and $16 million, respectively, in current forgivable loans, included within other current assets on the Company's consolidated balance sheets, and $2 million and $10 million, respectively, in long-term forgivable loans, included within other assets on the Company's consolidated balance sheets. During the year ended December 31, 2025, the Company issued $7 million in new forgivable loans and received $3 million in repayments due to participant terminations. The expense associated with the forgiveness of the principal amount of the loans is amortized over the agreed upon stay period, within salaries, wages and benefits in the Company's consolidated statements of operations. During the years ended December 31, 2025, 2024 and 2023 the Company recorded $17 million, $16 million, and $7 million, respectively, in forgivable loan amortization expense. As of December 31, 2025 and 2024, the Company recorded $1 million due under these loans within accounts receivable, net on the Company's consolidated balance sheet, respectively.

Asset Impairment

The Company applies a fair value-based impairment test to the carrying amount of indefinite-lived intangible assets annually, or more frequently if certain events or circumstances indicate impairment. The Company assesses the value of indefinite-lived assets under a qualitative and quantitative approach, as required. Under a qualitative approach, the Company considers various market factors. These factors are analyzed to determine if events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset's fair value is less than its carrying value. The quantitative approach is used to assess the asset's fair value and the amount of the impairment. If the asset's carrying amount exceeds its fair value calculated using the quantitative approach, an impairment charge is recorded for the difference in fair value and carrying amount. Indefinite-lived intangible assets are comprised of certain landing slot rights and the trademark of the Company.

Factors that could result in future impairment of landing slot rights, holding other assumptions constant, include, but are not limited to: (i) significant reduction in demand for air travel, (ii) competitive activity in the slotted airport, (iii) anticipated changes to the regulatory environment such as diminished slot access and (iv) increased competition at a nearby airport. As part of this evaluation, the Company assesses whether changes in (i) macroeconomic conditions, (ii) industry and market conditions, (iii) cost factors, (iv) overall financial performance and (v) certain events specific to the Company, have occurred which would impact the use and/or fair value of these assets.

Based on the Company's qualitative analysis performed during the fourth quarter of 2025, the Company concluded it is more likely than not that the fair values of its indefinite-lived intangible assets are greater than the carrying amount. Therefore, a quantitative assessment was not necessary. No impairments have been recorded in any periods presented. Finite-lived intangible assets are comprised of the Company's affinity credit card program relationship recognized in connection with acquisition accounting and are amortized over their estimated economic useful life.

The Company records impairment charges on long-lived assets used in operations and finite-lived intangible assets when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net book value of the assets exceeds their estimated fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization including macroeconomic factors impacting future demand, length of service the asset will be used in the Company's operations and estimated salvage values.

Aircraft Maintenance

The Company accounts for heavy maintenance and major overhauls under the deferral method, whereby the cost of heavy maintenance and major overhauls is deferred and recorded as flight equipment and depreciated over the lesser of the remaining lease term or the period until the next scheduled heavy maintenance event. The Company has separate maintenance cost-per-hour contracts for the repair of certain rotable parts to support airframe and engine maintenance and repair. These agreements require monthly payments based upon utilization, such as flight hours, cycles and age of the aircraft. For the contracts in which risk has been determined to transfer to the service provider, expense is recognized based on the contractual terms of the cost-per-hour arrangement. For those contracts in which risk has not been determined to transfer to the service provider, the Company initially records monthly payments as a deposit included in other assets on the Company's consolidated balance sheets and then accounts for the underlying maintenance event when it occurs, in accordance with the Company's maintenance accounting policy.

Previously, certain of the Company's aircraft lease agreements required, and may again require in the future, the Company to pay maintenance reserves to aircraft lessors to be held as collateral in advance of the Company's required performance of major maintenance activities. At lease inception and at each balance sheet date, the Company assesses whether the maintenance reserve payments required by its leases are substantively and contractually related to the maintenance of the leased asset. Maintenance reserve payments that are determined to be related to the maintenance of the leased asset are accounted for as maintenance deposits, to the extent they are expected to be recoverable, and are reflected as aircraft maintenance deposits on the Company's consolidated balance sheets. As the eligible maintenance is performed, the maintenance deposits are recorded in accounts receivable, net on the Company's consolidated balance sheets. When it is not probable that the Company will recover amounts on deposit with a lessor, such amounts are expensed as supplemental rent within aircraft rent in the Company's consolidated statements of operations. Maintenance reserve payments that are based on a utilization measure and are not probable of being recovered are considered variable lease payments and are not included within the right-of-use asset and respective lease liability. During the year ended December 31, 2024, an agreement was reached with one of the Company's aircraft lessors which eliminated requirement to pay maintenance reserves held as collateral in advance of the Company's required performance of major maintenance activities on its aircraft leases. As a result, none of the Company's current aircraft lessors require these payments to be held as collateral.

Certain of the Company's historical lease agreements have provided, and future lease agreements may provide, that maintenance reserves held by the lessor at the expiration of the lease are nonrefundable to the Company and will be retained by the lessor. Consequently, any usage-based maintenance reserve payments after the last major maintenance event would not substantively be related to the maintenance of the leased asset and, therefore, would be accounted for as supplemental rent.

Leased Aircraft Return Costs

The Company's aircraft lease agreements generally contain provisions that require the Company to return aircraft airframes and engines to the lessor in a specified condition or pay an amount to the lessor based on the airframe and engine's actual return condition. Lease return costs include all costs that would be incurred at the return of the aircraft, including costs incurred to repair the airframe and engines to the condition required by the lease.

Lease return costs could include, but are not limited to, redelivery cost, redelivery crew cost, fuel, final inspections, reconfiguration of the cabin, repairs to the airframe, painting, overhaul of engines, replacement of components and checks. These return provisions are evaluated at inception of the lease and throughout the lease terms and are accounted for as either fixed or variable lease payments (depending on the nature of the lease return condition) when it is probable that such amounts will be incurred. When determining probability and estimated cost, there are various other factors which need to be considered such as current condition of the aircraft, the age of the aircraft at lease expiration, number of hours run on the engines, number of cycles run on the airframe, projected number of hours run on the engine at the time of return, the projected number of cycles run on the airframe at the time of return, the extent of repairs needed, if any, upon return, return locations, current configuration of the aircraft, current paint of the aircraft, and estimated escalation of cost of repairs and materials at the time of return. In addition, typically near the lease return date, the lessors may allow maintenance reserves to be applied as return condition consideration or pass on certain return provisions if they do not align with their current plans to remarket the aircraft. As a result of the different factors listed above, management assesses the need to accrue lease return costs throughout the lease as facts and circumstances warrant an assessment. When costs become both probable and estimable, lease return costs are expensed as a component of aircraft rent in the Company's consolidated statements of operations through the remaining lease term.

Aircraft and Spare Engine Purchase Hedging Activities

The Company is party to certain interest rate swaption agreements that are accounted for as cash flow hedges, as defined under ASC 815, *Derivatives and Hedging*. Some of the Company's aircraft and spare engine sale-leaseback agreements can expose it to interest rate risk as, depending on the agreement, rental payments are adjusted and become fixed based on the swap rate at the time of delivery. The primary objective for interest rate derivatives is to hedge the portion of the estimated future monthly rental payments related to the associated agreement's variable interest rate, primarily the Secured Overnight Financing Rate ("SOFR"). These swaption agreements provide for a single payment at maturity based upon the change in the applicable swap rate between the execution date and the termination date. For interest rate derivatives, the Company recognizes the associated gains or losses deferred in accumulated other comprehensive income/(loss) ("AOCI/L"), as well as amounts that are paid or received in connection with the purchase or sale of interest rate derivative instruments (i.e., premium costs of swaption contracts), as a component of aircraft rent expense within the Company's consolidated statements of operations over the period of the related aircraft lease. Cash flows related to interest rate swaption agreements are classified as operating activities in the Company's consolidated statements of cash flows. The Company presents its interest rate swaption derivative instruments gross on the consolidated balance sheets. The Company does not enter into derivative instruments for speculative purposes.

Passenger Revenues

Fare revenues. Tickets sold in advance of the flight date are initially recorded as an air traffic liability on the Company's consolidated balance sheets. Fare revenues are generally recognized in passenger revenues within the Company's consolidated statements of operations at the time of departure when transportation is provided.

Non-fare passenger revenues. Certain ancillary items such as service fees, baggage and seat selection deemed part of providing passenger transportation are recognized to non-fare passenger revenues in passenger revenues within the Company's consolidated statements of operations at the time of departure. Service fees include, among other things, convenience fees, charges for non-refundable ticket expiration, cancellation charges and service charges assessed for itinerary changes made prior to the date of departure. Such change fees are recognized at the time of departure of the newly scheduled travel. The Company offers product bundles for fare and ancillary items at the time of ticket sale. The transaction price is allocated to each performance obligation identified in the bundle on a relative standalone basis.

Passenger Taxes and Fees. The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These taxes and fees are collected from customers at the time they purchase their tickets but are not included in passenger revenues. The Company records a liability within other current liabilities on the consolidated balance sheets upon collection from the customer, and reduces the liability when payments are remitted to the applicable governmental agency or airport.

Other Revenues

Other revenues primarily consist of services not directly related to providing transportation, such as the advertising, marketing and brand elements of the *FRONTIER Miles* affinity credit card program and commissions revenue from the third-party sale of items such as rental cars and hotels.

Frequent Flyer Program

The Company's *FRONTIER Miles* program provides frequent flyer travel awards to program members based on accumulated miles. Miles are generally accumulated as a result of travel, purchases using the co-branded credit card, and purchases from other participating partners. The Company defers revenue for miles earned by passengers under its *FRONTIER Miles* program based on the equivalent ticket value a passenger receives by redeeming miles for a ticket rather than paying cash.

The Company has a credit card affinity agreement, as amended from time to time, with its credit card partner, Barclays, through 2029, which provides for joint marketing, grants certain benefits to co-branded credit cardholders ("Cardholders") and allows Barclays to market using the Company's customer database. Cardholders earn miles under the *FRONTIER Miles* program and the Company sells miles at agreed-upon rates to Barclays and earns fees from Barclays for the acquisition, retention and use of the co-branded credit card by consumers.

Miles are also sold to participating companies, including credit card companies and other third parties. Sales to credit card companies include multiple promised goods and services, which the Company evaluates to determine whether they represent performance obligations. The Company determined these arrangements have four separate performance obligations: (i) miles to be awarded, (ii) licensing of brand and access to member lists, (iii) advertising and marketing efforts and (iv) airline benefits. Total arrangement consideration is allocated to each performance obligation on the basis of the deliverables relative standalone selling price. For miles, the Company considers a number of entity-specific factors when developing the best estimate of the standalone selling price, including the number of miles needed to redeem an award, average fare of comparable segments, breakage and restrictions. For licensing of brand and access to member lists, the Company considers both market-specific factors and entity-specific factors, including general profit margins realized in the marketplace and industry, brand power, market royalty rates and size of customer base. For the advertising and marketing performance obligation, the Company considers market-specific factors and entity-specific factors, including the Company's internal costs of providing services, volume of marketing efforts and overall advertising plan. For airline benefits, the Company considers the estimated opportunity cost of the award travel obligation, including elite status and other ancillary fee benefits.

Consideration allocated based on the relative standalone selling price to each of the brand licensing and access to member lists, advertising and marketing elements, and airline benefits is recognized as other revenue in the Company's consolidated statements of operations over time as services are performed. The consideration allocated to the future transportation obligations in the Company's arrangement with Barclays is deferred and recognized as a component of passenger revenue in the Company's consolidated statements of operations at the time of travel for miles redeemed. Miles that the Company estimates are not likely to be redeemed are subject to breakage and are recognized as a portion of passenger revenues in the Company's consolidated statements of operations in proportion to the pattern of rights exercised by customers. Management uses statistical modeling to estimate breakage based on historical redemption patterns. A change in assumptions as to the period over which miles are expected to be redeemed, the actual redemption activity for miles or the estimated fair value of miles expected to be redeemed could have an impact on revenues in the year in which the change occurs and in future years. Redemptions are allocated between sold and flown miles based on historical patterns.

Aircraft Fuel

Aircraft fuel expense includes jet fuel and associated into-plane costs and federal and state taxes.

Sales and Marketing

Sales and marketing expense includes credit card processing fees, system booking fees and distribution costs such as the costs of the Company's contact centers and advertising costs. Advertising and the related production costs are expensed as incurred, and for the years ended December 31, 2025, 2024 and 2023, represented $7 million, $7 million and $5 million, respectively, of sales and marketing expense reported within the Company's consolidated statements of operations.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the tax and financial statement reporting bases of assets and liabilities. The Company periodically assesses whether it is more likely than not that sufficient taxable income will be generated to realize deferred income tax assets, and a valuation allowance is established if it is not likely that deferred income tax assets will be realized. The Company considers sources of taxable income from prior period carryback periods, future reversals of existing taxable temporary differences, tax planning strategies and future projected taxable income when assessing the future realization of deferred tax assets. In assessing the sources of income and the need for a valuation allowance, the Company considers all available positive and negative evidence, which includes a recent history of cumulative losses. Refer to Note 13 for additional information regarding the Company's valuation allowance.

Common Stock

As of December 31, 2025, the Company had authorized common stock (voting), common stock (non-voting) and preferred stock of 750,000,000, 150,000,000 and 10,000,000 shares, respectively, of which only shares of common stock (voting) were issued and outstanding. All classes of equity have a par value of $0.001 per share.

The Company had 229,010,827 and 225,440,496 shares of common stock outstanding as of December 31, 2025 and 2024, respectively. All of the Company's issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. Each holder of the Company's common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of the Company's common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Company's common stock.

Stock-Based Compensation

The Company recognizes cost of employee services received in exchange for awards of equity instruments based on the fair value of each instrument at the date of grant. Compensation expense is recognized over the period during which an employee is required to provide service in exchange for an award, with forfeitures accounted for as they occur. The fair value of stock option awards is estimated on the date of grant using the Black-Scholes valuation model. Restricted stock units are valued at the fair value of the shares on the date of grant. Performance stock units were valued dependent upon the type of award: non-market and market. The fair value of the awards subject to non-market metrics were valued using the grant date share price of the Company's stock determined and market awards were valued using the Monte Carlo simulation model. A Monte Carlo simulation model uses stock price volatility and other variables to estimate the probability of satisfying the performance conditions and the resulting fair value of the award. The exercise price of all stock awards is determined by the Company's board of directors based, in part, on the ending stock price on the grant date. Refer to Note 9 for additional disclosures regarding details of the Company's stock-based compensation plans.

Gains on Sale-Leaseback Transactions

The Company enters into sale-leaseback transactions for its aircraft and spare engine assets, whereby the Company sells one or more aircraft or aircraft engine assets to a third-party and simultaneously enters into an operating lease for a right to use such assets for a fixed period of time. Gains on sale-leaseback transactions are recognized in the period in which title to the asset transfers to the buyer-lessor and the lease commences, as a component of other operating expenses within the Company's consolidated statements of operations. Gains on sale-leaseback transactions are calculated as the excess of the sale price of the asset over its carrying value. The carrying value of the assets sold will generally include the price paid for the asset, net of the amount of cash or the fair value of non-cash credits and incentives received from equipment and component manufacturers and any liquidated damages received from the manufacturer, the costs associated with delivery of the asset including any taxes or tariffs, financing costs capitalized in connection with the construction of the asset, capitalized maintenance and other improvements, and accumulated depreciation. Gains on sale-leaseback transactions may also be adjusted if it is determined that the terms of the sale transaction or the lease agreement are at a price other than fair value.

Concentrations of Risk

The Company's business has been, and may continue to be, adversely affected by increases in the price of aircraft fuel. Aircraft fuel represented approximately 24%, 28% and 31% of total operating expenses for the years ended December 31, 2025, 2024 and 2023, respectively. Gulf Coast Jet and U.S. Gulf Coast indexed fuel are the Company's basis for the majority of aircraft fuel purchases. Any disruption to the oil production or refinery capacity in the Gulf Coast or any other index, as a result of weather or any other disaster, or disruptions in the supply chain of jet fuel, dramatic escalations in the cost of jet fuel and/or the failure of fuel providers to perform under fuel arrangements for other reasons could have a material adverse effect on the Company's financial condition and results of operations.

As of December 31, 2025, the Company had seven union-represented employee groups that together represented approximately 86% of all employees. Additional disclosure relating to the Company's union-represented employee groups is included in Note 11.

As of December 31, 2025, the Company had all pre-delivery deposits for flight equipment with one vendor.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes: Improvements to Income Tax Disclosures*, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the reconciliation from the statutory rate to the Company's effective tax rate and income taxes paid. The standard is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company adopted the standard during the year ended December 31, 2025, and applied the new disclosure requirements retrospectively to the previous reported periods. As such, certain reclassifications were made to the reconciliation of the Company's effective tax rate to the statutory rate for previously reported periods to conform to the new presentation standard. Refer to Note 13 Income Tax for further information.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses*, which requires additional disaggregation of certain expense categories. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is still assessing the impact of this guidance, but does not expect its adoption to have a material impact on the Company's results of operations or financial position.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments - Credit Losses: Measurement of Credit Losses for Accounts Receivable and Contract Assets* which provides a practical expedient when developing a reasonable and supportable forecast as part of estimating expected credit losses on current trade receivables and contract assets arising from revenue transactions accounted for under Topic 606. The amendments in this update are effective for interim and annual reporting periods beginning after December 15, 2025. The Company is still assessing the impact of this guidance, but does not expect its adoption to have a material impact on the Company's results of operations or financial position.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles - Goodwill and Other Internal-Use Software: Targeted Improvements to the Accounting for Internal-Use Software,* which removes all references to software development stages within capitalization criteria and requires software capitalization to begin when management has authorized and committed to funding the software project and when it is probable that the project will be completed and the software will be used to perform the function intended. The amendments in this update are effective for interim and annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is still assessing the impact of this guidance, but does not expect its adoption to have a material impact on the Company's results of operations or financial position.

In November 2025, the FASB issues ASU 2025-09, *Derivatives and Hedging: Hedge Accounting Improvements* which provides clarification on certain areas of the guidance to better align with the objectives articulated in Update 2017-12. The amendments in this update are effective for interim and annual reporting periods beginning after

December 15, 2026, with early adoption permitted. The Company is still assessing the impact of this guidance, but does not expect its adoption to have a material impact on the Company's results of operations or financial position.

In December 2025, the FASB issued ASU No. 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements* which provides clarification on interim period reporting guidance and reorganizes existing disclosures. The amendments in this update are effective for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is still assessing the impact of this guidance, but does not expect its adoption to have a material impact on the Company's results of operations or financial position.

2. Revenue Recognition

As of December 31, 2025 and 2024, the Company's air traffic liability balance was $361 million and $303 million, respectively, which includes amounts classified as other long-term liabilities on the Company's consolidated balance sheets. During the year ended December 31, 2025, substantially all of the air traffic liability as of December 31, 2024 was recognized as passenger revenue within the Company's consolidated statements of operations. Of the air traffic liability balances as of December 31, 2025 and 2024, $75 million and $56 million, respectively, was related to unearned membership fees.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized $79 million, $37 million and $44 million of revenue related to expected and actual expiration of customer rights to book future travel, respectively, in passenger revenues within the Company's consolidated statements of operations.

Operating revenues are comprised of passenger revenues, which includes fare and non-fare passenger revenues, and other revenues. Disaggregated operating revenues are as follows (in millions):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Passenger revenues:						
Fare	$	1,481	$	1,435	$	1,277
Non-fare passenger revenues:						
Service fees		947		1,005		943
Baggage		746		862		880
Seat selection		297		264		281
Other		127		117		128
Total non-fare passenger revenue		2,117		2,248		2,232
Total passenger revenues		3,598		3,683		3,509
Other revenues		126		92		80
Total operating revenues	**$**	**3,724**	**$**	**3,775**	**$**	**3,589**

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

The Company is managed as a single business unit that provides air transportation for passengers. Operating revenues by principal geographic region, as defined by the U.S. Department of Transportation (the "DOT"), are as follows (in millions):

	Year Ended December 31,		
	2025	**2024**	**2023**
Domestic	$ 3,547	$ 3,565	$ 3,315
Latin America	177	210	274
Total operating revenues	**$ 3,724**	**$ 3,775**	**$ 3,589**

The Company attributes operating revenues by geographic region based upon the origin and destination of each passenger flight segment. The Company's tangible assets consist primarily of flight equipment, which are mobile across geographic markets. Accordingly, assets are not allocated to specific geographic regions.

3. Other Current Assets

Other current assets consist of the following (in millions):

	December 31,	
	2025	**2024**
Supplier incentives	$ 69	$ 56
Prepaid expenses	26	18
Forgivable loans	11	16
Income tax and other taxes receivable	4	4
Other	2	4
Total other current assets	**$ 112**	**$ 98**

4. Property and Equipment, Net

The components of property and equipment, net are as follows (in millions):

	December 31,	
	2025	**2024**
Flight equipment	$ 652	$ 461
Ground and other equipment	191	167
Less: accumulated depreciation	(333)	(252)
Total property and equipment, net	**$ 510**	**$ 376**

During the years ended December 31, 2025, 2024 and 2023 the Company deferred $152 million, $66 million and $77 million of costs for heavy maintenance, respectively.

The Company's deferred heavy maintenance balance, net was $225 million and $126 million as of December 31, 2025 and 2024, respectively, and is included as a part of flight equipment within property and equipment, net on the Company's consolidated balance sheets.

5. Intangible Assets, Net

The following table summarizes the Company's intangible assets, net (in millions):

		December 31,					
		2025			**2024**		
	Amortization Period	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Indefinite-lived:							
Airport slots	Indefinite	$ 20	$ —	$ 20	$ 20	$ —	$ 20
Trademarks	Indefinite	6	—	6	6	—	6
		26	—	26	26	—	26
Finite-lived:							
Affinity credit card program	16 years	16	(15)	1	16	(15)	1
Total intangible assets, net		**$ 42**	**$ (15)**	**$ 27**	**$ 42**	**$ (15)**	**$ 27**

Expected future amortization expense of the Company's finite-lived intangible asset is less than $1 million per year from 2026 through 2029.

6. Other Current Liabilities

Other current liabilities consist of the following (in millions):

	December 31,	
	2025	**2024**
Passenger and other taxes and fees payable	$ 148	$ 141
Salaries, wages and benefits	143	120
Station obligations	78	80
Aircraft maintenance	65	51
Fuel liabilities	36	39
Leased aircraft return costs	7	20
Other current liabilities	48	49
Total other current liabilities	**$ 525**	**$ 500**

7. Debt

The Company's debt obligations are as follows (in millions):

	December 31,	
	2025	**2024**
Secured debt:		
Pre-delivery Credit Facilities[a]	$ 348	$ 329
Building notes[b]	—	12
Revolving loan facility[c]	—	—
2025-1 EETCs[d]	105	—
Unsecured debt:		
Affinity card advance purchase of miles[e]	101	100
PSP Promissory Notes[f]	66	66
Total debt	**620**	**507**
Less: current maturities of long-term debt, net	(301)	(261)
Less: total debt acquisition costs and other discounts, net	(6)	(5)
Long-term debt, net	**$ 313**	**$ 241**

(a) The Company has multiple pre-delivery credit facilities which consists of the PDP Financing Facility, the Second PDP Financing Facility and the Third PDP Financing Facility, all as defined below (together, the "Pre-delivery Credit Facilities"). The Pre-delivery Credit Facilities are for the financing of PDPs for the Company's A320neo family aircraft purchase agreement. Each facility is collateralized by the Company's purchase agreement for the associated A320neo family aircraft deliveries through the term of the respective facilities. Total commitments (drawn or undrawn) under the Pre-delivery Credit Facilities are $391 million. See Note 11 for the Company's commitment schedule regarding its A320neo family orderbook.

The Company, through an affiliate, entered into a PDP facility in December 2014 (as amended from time to time, the "PDP Financing Facility") for the financing of certain aircraft PDPs. The facility consists of separate loans for each PDP aircraft. Interest is paid every 90 days based on the Secured Overnight Financing Rate ("SOFR") plus a margin for each separate loan. Each separate loan matures upon the earlier of (i) delivery of that aircraft to the Company by Airbus, (ii) the date one month following the last day of the scheduled delivery month of such aircraft and (iii) if there is a delay in delivery of aircraft, depending on the cause of the delivery delay, up to six months following the last day of the scheduled delivery month of such aircraft. The PDP Financing Facility will be repaid periodically according to the preceding sentence, as amended in 2025, with the facility maturing in December 2027.

In September 2024, the Company, through an affiliate, entered into a PDP facility (the "Second PDP Financing Facility") with a lender not otherwise party to the PDP Financing Facility or Third PDP Financing Facility in connection with the financing of PDPs for certain aircraft deliveries not associated with either the PDP Financing Facility or the Third PDP Financing Facility. Interest is paid quarterly based on SOFR plus an applicable margin. Additionally, the Second PDP Financing Facility requires a commitment fee based on the level of the outstanding loan amounts compared to the committed amount. The Second PDP Financing Facility is expected to be repaid at maturity in September 2027, which may be extended by two additional years. If any such extension request is rejected by the lender, the Company may extend the original maturity date of the Second PDP Financing Facility by six months.

In September 2024, the Company entered into another PDP facility (the "Third PDP Financing Facility") with a lender not otherwise party to the PDP Financing Facility or Second PDP Financing Facility in connection with the financing of PDPs for certain aircraft deliveries not associated with either the PDP Financing Facility or the Second PDP Financing Facility. The Third PDP Financing Facility requires commitment fees to be paid, on a quarterly basis, on each individual aircraft delivery once PDP funding begins, based on the reference amount for that aircraft at a fixed annual rate of the two-year U.S. Treasury Rate plus an applicable margin. The facility consists of separate loans for each PDP aircraft. Each separate loan matures upon the delivery of that aircraft to the Company. The Third PDP Financing Facility will be repaid periodically according to the preceding sentence, with the facility maturing in August 2026.

(b) Represents notes with a commercial bank related to the Company's headquarters. In June 2024, the Company entered into a $6 million note maturing in June 2031 and then entered into a second agreement in September 2024 with the same lender to fund an additional $6 million note maturing in September 2031, bringing the total indebtedness to $12 million. The Company was required to make regular monthly payments on principal and unpaid interest. In December 2025, the Company extinguished the building notes by paying all unpaid principal and accrued unpaid interest.

(c) In September 2024, the Company entered into a revolving line of credit available for general corporate purposes (the "Revolving Loan Facility"). As amended in December 2025 to increase the maximum borrowing capacity, the Revolving Loan Facility provides for $220 million of commitments secured by the Company's loyalty programs and brand-related assets. The Revolving Loan Facility will bear interest at an annual rate of term of SOFR for the applicable interest period (or, at the Company's option, an alternate base rate) plus an applicable margin, payable in quarterly installments, on any outstanding balance. A quarterly commitment fee is also payable in arrears at an applicable rate multiplied by the undrawn amount of the Revolving Loan Facility. The Revolving Loan Facility matures in September 2027.

(d)   In November 2025, the Company issued approximately $105 million of class A-1 enhanced equipment trust certificates (the "2025-1 EETCs") through a passthrough trust in a private placement. The pass-through trust holds series A-1 equipment notes with a coupon rate of 6.75% and final payment due in October 2032, that are issued by the Company and guaranteed by Frontier Airlines Holdings, Inc. and Frontier Group Holdings, Inc. The equipment notes are secured by liens on substantially all of the Company's spare parts and tooling. Principal and interest on the issued and outstanding certificates is payable semiannually in April and October of each year, commencing in April 2026.

(e)   The Company entered into an agreement with Barclays in 2003, amended from time to time, which provides for joint marketing, grants certain benefits to Cardholders and allows Barclays to market using the Company's customer database, through 2029. Cardholders earn miles under the *FRONTIER Miles* program and the Company sells miles at agreed-upon rates to Barclays and earns fees from Barclays for the acquisition, retention and use of the co-branded credit card by Cardholders. In addition, Barclays will pre-purchase miles if the Company so requests and meets certain conditions precedent. The pre-purchased miles facility amount available to the Company is to be reset on January 15 of each calendar year through 2028, based on the aggregate amount of fees payable by Barclays to the Company on a calendar year basis and subject to certain other conditions, up to an aggregate maximum facility amount of $200 million. The Company pays interest on a monthly basis, which is based on a one-month Effective Federal Funds Rate ("EFFR") plus a margin. Beginning December 2028, the facility is scheduled to be repaid in 12 equal monthly installments.

(f)   As a result of the Company's participation in the payroll support programs offered by the U.S. Department of the Treasury (the "Treasury"), the Company obtained a series of 10-year loans from the Treasury (collectively, the "PSP Promissory Notes") that are due between 2030 and 2031. The PSP Promissory Notes include an annual interest rate of 1.00% for the first five years and the SOFR plus 2.00% in the final five years, with bi-annual interest payments. The loans can be prepaid at par at any time without incurring a penalty.

In connection with the term loan facility entered into with the Treasury on September 28, 2020, which was repaid in full in February 2022, and the PSP Promissory Notes, the Company issued warrants to purchase 3,117,940 shares of FGHI common stock at a weighted-average price of $6.95 per share. During the year ended December 31, 2025, 1,244,608 warrants were exercised. The Company settled the exercises through a net share settlement of 248,893 shares of FGHI common stock and cash of less than $1 million. During the year ended December 31, 2025, 1,636,058 warrants expired. As of December 31, 2025, warrants to purchase 237,274 shares of FGHI common stock were outstanding. The remainder of the warrants will expire between March 2026 and June 2026.

Cash payments for interest related to debt were $43 million, $33 million and $28 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company has caused standby letters of credit and surety bonds to be issued to various airport authorities and vendors that are collateralized by a portion of the Company's restricted cash and, as of December 31, 2025 and 2024, the Company did not have any outstanding letters of credit that were drawn upon.

As of December 31, 2025, future maturities of debt are payable as follows (in millions):

	Total
Year Ending	
2026	$ 303
2027	63
2028	18
2029	102
2030	42
Thereafter	92
Total debt principal payments	**$ 620**

The Company continues to monitor covenant compliance with various parties, including, but not limited to, its lenders and credit card processors. As of December 31, 2025, the Company was in compliance with all of its covenants.

8. Operating Leases

Aircraft

As of December 31, 2025, the Company leased 176 aircraft with remaining terms ranging from 2 years to 12 years, all of which are under operating leases and are included within operating lease right-of-use assets and operating lease liabilities on the Company's consolidated balance sheets. In addition, as of December 31, 2025, the Company leased 61 spare engines which are all under operating leases, with the remaining term ranging from 1 month to 12 years. As of December 31, 2025, the lease rates for 17 of the engines depend on usage-based metrics which are variable and, as such, these leases are not recorded on the Company's consolidated balance sheets as operating lease right-of-use assets or as operating lease liabilities.

During the years ended December 31, 2025, 2024 and 2023, the Company executed sale-leaseback transactions with third-party lessors for 19, 23, and 11 new Airbus A320neo family aircraft, respectively. The Company did not enter into any direct leases during the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2023, the Company entered into direct leases for 10 new Airbus A320neo family aircraft. Additionally, the Company completed sale-leaseback transactions for 18, 5, and 4 engines during the years ended December 31, 2025, 2024 and 2023, respectively. The Company recognized net sale-leaseback gains from those sale-leaseback transactions of $302 million, $294 million and $147 million during the years ended December 31, 2025, 2024 and 2023, respectively, which are included as a component of other operating expenses within the Company's consolidated statements of operations.

Aircraft Rent Expense and Maintenance Obligations

During the years ended December 31, 2025, 2024 and 2023, aircraft rent expense was $748 million, $675 million and $554 million, respectively. Aircraft rent expense includes supplemental rent, which is made up of probable lease return condition obligations. The portion of supplemental rent expense related to probable lease return condition obligations was $20 million, $52 million and $20 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the Company's total leased aircraft and spare engine return cost liability was $19 million and $49 million, respectively, and are reflected in other current liabilities and other long-term liabilities on the Company's consolidated balance sheets.

During the year ended December 31, 2025, the Company extended the term for certain aircraft operating leases that were slated to expire between 2026 and 2027 and recorded a benefit of $27 million to aircraft rent in the Company's consolidated statements of operations related to previously accrued lease return costs. During the year ended December 31, 2024, the Company extended the term for certain aircraft operating leases that were slated to expire between 2025 and 2027 and recorded a benefit of $14 million to aircraft rent in the Company's consolidated statements of operations related to previously accrued lease return costs. During the year ended December 31, 2023, the Company extended the term for certain aircraft operating leases that were slated to expire between 2023 and 2024 and recorded a benefit of $53 million to aircraft rent in the Company's consolidated statements of operations related to previously accrued lease return costs. These costs were variable in nature and associated with the anticipated utilization and condition of the airframes and engines at the original return date. Given the extension of these aircraft operating leases, such variable return costs are no longer probable of occurring.

During the year ended December 31, 2024, the Company reached an agreement with one of its aircraft lessors which eliminated requirements to pay maintenance reserves held as collateral in advance of the Company's required performance of major maintenance activities on its aircraft leases. As a result of the agreement, the lessor disbursed back to the Company previously paid aircraft maintenance deposits of approximately $104 million. As a result, the Company no longer has any aircraft maintenance deposits with any of its lessors.

Airport Facilities

The Company's facility leases are primarily for space at approximately 100 airports that are primarily located in the United States. These leases are classified as operating leases and reflect the use of airport terminals, ticket counters, office space, and maintenance facilities. Generally, this space is leased from government agencies that control the use of the airport. The majority of these leases are short-term in nature and renew on an evergreen basis. For these leases, the contractual term is used as the lease term. As of December 31, 2025, the remaining lease terms vary from one month to 13 years. At the majority of the U.S. airports, the lease rates depend on airport operating costs or use of the facilities and are reset at least annually, and because of the variable nature of the rates, these leases are not recorded on the Company's consolidated balance sheets as a right-of-use assets and lease liabilities.

Other Property and Equipment

The Company leases certain other assets such as flight training equipment, building space, and various other equipment. Certain of the Company's leases for other assets are deemed to contain fixed rental payments and, as such, are classified as operating leases and are recorded on the Company's consolidated balance sheets as a right-of-use asset and liability. The remaining lease terms ranged from one month to ten years as of December 31, 2025.

Lease Position

The table below presents the lease-related assets and liabilities recorded on the Company's consolidated balance sheets as of December 31, 2025 and 2024 (in millions):

| | | December 31, | |
	Balance Sheet Classification	**2025**	**2024**
Assets			
Operating lease assets	Operating lease right-of-use assets	$ 4,806	$ 3,930
Liabilities			
Current operating leases	Current maturities of operating leases	$ 779	$ 664
Long-term operating leases	Long-term operating leases	4,070	3,302
Total lease liabilities		$ 4,849	$ 3,966
Weighted-average remaining lease term			
Operating leases		8 years	8 years
Weighted-average discount rate			
Operating leases		6.46%	6.28%

Lease Costs

The table below presents certain information related to lease costs for operating leases during the years ended December 31, 2025, 2024 and 2023 (in millions):

| | Year Ended December 31, | | |
	2025	**2024**	**2023**
Operating lease cost[a]	$ 744	$ 643	$ 539
Variable lease cost[a]	462	383	304
Total lease costs	$ 1,206	$ 1,026	$ 843

_____

(a) Expenses are included within aircraft rent, station operations, maintenance, materials and repairs and other operating within the Company's consolidated statements of operations.

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows as of December 31, 2025 (in millions) for each of the next five years and total of the remaining years to the operating lease liability recorded on the Company's consolidated balance sheet:

	Total
Operating Leases	
2026	$ 806
2027	799
2028	754
2029	681
2030	648
Thereafter	2,784
Total undiscounted minimum lease rentals	6,472
Less: amount of lease payments representing interest	(1,623)
Present value of future minimum lease rentals	4,849
Less: current obligations under operating leases	(779)
Long-term operating lease obligations	$ **4,070**

During the years ended December 31, 2025 and 2024, the Company acquired, through new operating leases, operating lease assets totaling $1,328 million and $1,373 million, respectively, which are included in operating lease right-of-use assets on the Company's consolidated balance sheets. During the years ended December 31, 2025, 2024 and 2023, the Company paid cash of $736 million, $627 million and $535 million net of lessor incentives received, respectively, for amounts included in the measurement of lease liabilities.

9. Stock-Based Compensation

During the years ended December 31, 2025, 2024 and 2023, the Company recognized $21 million, $16 million and $14 million, respectively, in stock-based compensation expense, which is included as a component of salaries, wages and benefits within the Company's consolidated statements of operations. The stock-based compensation expense is related to stock options, restricted stock units, and performance stock units. The total income tax benefit recognized in the income statement for stock-based compensation expenses was $5 million for each of the years ended December 31, 2025 and 2024, and $3 million for the year ended 2023. The Company also recognized additional income tax benefits of less than $1 million, $1 million and $5 million for each of the years ended December 31, 2025, 2024, and 2023, respectively, for which options were exercised or restricted shares vested.

Stock Options, Restricted Stock Units, and Performance Stock Units

In April 2014, FGHI approved the 2014 Equity Incentive Plan (the "2014 Plan"). Under the terms of the 2014 Plan, 38 million shares of FGHI common stock were reserved for issuance. Concurrently with the Company's initial public offering ("IPO"), on April 1, 2021 the Company approved the 2021 Incentive Award Plan (the "2021 Plan"), which reserved 7 million shares of FGHI common stock, as well as the 11 million issued awards from the 2014 Plan that were still outstanding plus any subsequently forfeited awards or awards that lapse unexercised after April 1, 2021, to be available for future issuances of stock-based compensation awards to be granted to members of the Board of Directors and certain employees and consultants. Additionally, shares available for issuance under the 2021 Plan will be subject to an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (i) one percent (1%) of the shares of stock outstanding on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares of stock as determined by the Company's Board of Directors; provided, however, that no more than 30 million shares of stock may be issued upon the exercise of incentive stock options. On January 1, 2025, 2,254,405 shares were added to the 2021 Plan as a result of the annual increase. As of December 31, 2025, there were 6 million shares available for issuance.

Stock Options

Stock option awards are granted with an exercise price equal to the fair market value of FGHI's common stock on the date of grant, and generally vest evenly over four years of continuous service. Compensation expense related to stock options is recognized on a straight-line basis over the requisite service period, net of forfeitures, which are recognized on a specific-identification basis.

A summary of stock option activity during the year ended December 31, 2025 is presented below:

	Number of Shares	Weighted-Average Exercise Price		Aggregate Grant Date Fair Value (in millions)
Outstanding at January 1, 2025	2,239,300	$	5.27	$ 6
Issued	—	$	—	—
Exercised	(1,582,483)	$	3.57	(3)
Forfeited	(18,987)	$	11.10	—
Outstanding at December 31, 2025	**637,830**	$	9.32	**$ 3**
Exercisable at December 31, 2025	637,830	$	9.32	$ 3

There were no stock options granted during the years ended December 31, 2025, 2024, and 2023. During the years ended December 31, 2025, 2024, and 2023, 1,582,483, 763,217 and 4,322,711 vested stock options were exercised, respectively, with an intrinsic value of $8 million, $4 million and $26 million, respectively. As of December 31, 2025, the aggregate intrinsic value of outstanding options was less than $1 million.

As of December 31, 2025, there were no unvested options remaining and therefore, there was no unrecognized compensation costs related to options. Additionally, as of December 31, 2025, exercisable options and outstanding options both have a remaining weighted-average contractual term of 2.8 years.

Restricted Stock Units

Restricted stock units ("RSUs") in FGHI are valued at the fair value of FGHI's common stock on the date of grant. Each RSU represents the right to receive one share of common stock upon vesting of such RSU. Vesting of RSUs is based on time-based service conditions, approximately one year of continuous service for the Company's Board of Directors and three to four years of continuous service for all other employees. In order to vest, the participant must still be employed by the Company, with certain contractual exclusions, at each vesting event. Generally, within 30 days after the vesting date, the shares underlying the RSU will be issued to the participant. Compensation expense, net of forfeitures as incurred on a specific identification basis, is recognized on a straight-line basis over the requisite service period.

A summary of RSU activity during the years ended December 31, 2025, 2024 and 2023 is presented below:

	2025		2024		2023	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1	5,499,486	$ 5.98	6,778,588	$ 6.53	2,395,509	$ 12.24
Issued	3,183,136	$ 6.12	1,927,340	$ 5.40	6,176,938	$ 5.88
Vested	(1,738,955)	$ 6.38	(1,678,489)	$ 7.28	(800,189)	$ 11.55
Forfeited	(430,026)	$ 6.87	(699,880)	$ 5.44	(549,950)	$ 12.17
Repurchased [a]	(766,347)	$ 6.09	(828,073)	$ 6.96	(443,720)	$ 12.21
Outstanding at December 31	**5,747,294**	$ 5.86	**5,499,486**	$ 5.98	**6,778,588**	$ 6.53

_____
(a) Represents withholdings to cover tax obligations on vested shares.

The total fair value of RSUs vested was $14 million, $16 million and $13 million, during the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, there was $23 million of unrecognized compensation cost related to unvested RSUs which is expected to be recognized over a weighted-average period of 2.0 years.

Performance Stock Units

Performance stock units ("PSUs") in FGHI are valued at the fair value of FGHI's common stock on the date of grant for non-market-based performance condition awards and for market-based performance condition awards a Monte Carlo valuation model determines the fair value at the time of grant. Each PSU award is granted at a target number, which represents the right to receive one share of common stock that may be issued to the participant provided performance and service conditions are met. The number of shares of common stock awarded will be determined based on the achievement factor of the performance metric, ranging from 0% to 200% of the target shares. Vesting of PSUs also include time-based service conditions; approximately one to three years of continuous service for employees. In order to vest, the participant must still be employed by the Company, with certain contractual exclusions, at each annual vesting event. Compensation expense related to PSUs is recognized on a straight-line basis over the requisite service period, net of forfeitures, which are recognized on a specific-identification basis. Compensation expense for non-market-based performance condition PSUs is adjusted in the period when it becomes probable that performance conditions will be achieved. Compensation expense for market-based performance condition PSUs will not be adjusted based on probable or actual achievement of performance metrics.

There were 1,199,038 PSUs granted during the year ended December 31, 2025, of which 710,136 were issued with a non-market-based performance condition and the remaining 488,902 were issued with a market-based performance condition. The non-market-based and market-based awards were granted at a weighted-average fair value per share of $8.09 and $11.75, respectively. There were no PSUs granted during the years ended December 31, 2024 and 2023. During the years ended December 31, 2025, 2024, and 2023, no PSUs were vested or forfeited. As of December 31, 2025, there was $6 million of unrecognized compensation cost related to unvested PSUs which is expected to be recognized over a weighted-average period of 1.7 years.

10. Employee Retirement Plans

The Company recorded $71 million, $69 million and $65 million in expense related to matching contributions to employee retirement plans for the years ended December 31, 2025, 2024 and 2023, respectively. This is recorded as a component of salaries, wages and benefits in the Company's consolidated statements of operations.

Frontier 401(k) Plan

The Company sponsors a Frontier Airlines, Inc. 401(k) Retirement Plan (the "Frontier 401(k) Plan") under Section 401(k) of the Internal Revenue Code, in which all employees in all U.S. states are able to participate. This plan excludes pilots, who are covered under a separate plan discussed below. Under the Frontier 401(k) Plan, the Company matches 50% of each eligible participant's contribution, up to 2% of their compensation for maintenance employees and up to 6% of their contribution for all other employees, excluding flight attendants and dispatchers, whose contributions are matched at 100% of up to 6% of their compensation. Contributions for employees begin after 60 days of employment and vest 25% per year over four years. Additionally, the Company sponsors a Frontier Airlines, Inc. Puerto Rico 401(k) Retirement Plan (the "Puerto Rico 401(k) Plan"), in which all Puerto Rico-based employees are able to participate. The Company matches 50% of each eligible participant's contribution up to 6% for bi-weekly employees and 100% of contributions up to 6% for flight attendants in the Puerto Rico 401(k) Plan.

FAPA Plan

The Company also established the Frontier Airlines, Inc. Pilots Retirement Plan (the "FAPA Plan"), a defined contribution retirement plan for pilots covered under the collective bargaining agreement with the Frontier Airlines Pilots Association ("FAPA"). Effective September 1, 2016, pilots are no longer represented by FAPA and are represented by the Air Line Pilots Association ("ALPA"), however the FAPA Plan remained in effect under the collective bargaining agreement with ALPA. Under the latest collective bargaining agreement with the pilots, effective as of January 2019 until a new bargaining agreement is reached, the Company match no longer occurs under this plan, and instead, the Company makes nonelective contributions on behalf of each eligible pilot equal to a percentage of the pilot's compensation, ranging from 12% to 15% over the term of the collective bargaining agreement and as negotiations continue (see Note 11). The nonelective contributions are subject to vesting based on years of service.

11. Commitments and Contingencies

Flight Equipment Commitments

As of December 31, 2025, the Company's firm aircraft and engine purchase orders consisted of the following:

	A320neo	A321neo	Total Aircraft[a]	Engines
Year Ending				
2026	8	16	24	2
2027	8	26	34	3
2028	4	30	34	2
2029	—	36	36	5
2030	—	28	28	—
Thereafter	—	12	12	9
Total	**20**	**148**	**168**	**21**

_____

(a)   While the schedule presented above reflects the contractual delivery dates as of December 31, 2025, the Company continues to experience delays in the deliveries of Airbus aircraft which may persist in future periods.

The Company is party to certain aircraft and engine purchase agreements that provide for, among other things, varying purchase incentives. These purchase incentives are allocated proportionally by aircraft or engine type over the remaining aircraft or engines to be delivered so that each aircraft's or engine's capitalized cost upon induction would be equal. Therefore, as cash paid for deliveries is greater than the capitalized cost due to the allocation of these purchase incentives, a deferred purchase incentive is recognized, which will ultimately be offset by future deliveries of aircraft or engines with lower cash payments than their associated capitalized cost. As of December 31, 2025 and 2024, the Company had $81 million and $95 million, respectively, of deferred purchase incentives recognized within other assets on the Company's consolidated balance sheets. As of December 31, 2025 and 2024, the Company had $52 million and less than $1 million, respectively, of deferred purchase incentives recognized within other long-term liabilities on the Company's consolidated balance sheets.

In July 2025, the Company executed an agreement with Pratt & Whitney to have their PW1100 Geared Turbo Fan ("GTF") engines power 91 Airbus A321neo aircraft, with the first of these aircraft scheduled for delivery in the fourth quarter of 2026. This agreement also includes a long-term service contract for engine maintenance.

As of December 31, 2025, purchase commitments for these aircraft and engines, including estimated amounts for contractual price escalations and PDPs, consisted of the following (in millions):

	Total
Year Ending	
2026	$ 1,426
2027	2,093
2028	2,133
2029	2,374
2030	1,821
Thereafter	943
Total	**$ 10,790**

Litigation and Other Contingencies

The Company is subject to commercial litigation claims and to administrative and regulatory proceedings and reviews that may be asserted or maintained from time to time. During 2023, the DOT sent the Company a request for information to assist in its investigation into whether the Company cared for its customers as required by law during Winter Storm Elliott, which caused significant operational disruptions and spanned from December 21, 2022 to January 2, 2023, including providing adequate customer service assistance, prompt flight status notifications, and proper and timely refunds. The DOT has closed the investigation related to 2023 with no financial impact to the Company. The Company will continue to fully cooperate with any requests from the DOT.

Following a federal excise tax audit by the Internal Revenue Service covering the first quarter of 2021 to the second quarter of 2023, in June 2025, the Company received a revised preliminary assessment in the amount of $133 million related to the applicability of federal excise tax to certain optional ancillary products and services. The Company established an estimated liability for certain fees subject to the assessment where it believes a loss for this matter is probable and reasonably estimable. The Company is contesting the updated assessment. The Company could be subject to further excise tax assessments.

The Company regularly evaluates the status of such matters to assess whether a loss is probable and reasonably estimable in determining whether an accrual is appropriate. Further, in determining whether disclosure is appropriate, the Company evaluates each matter to assess if there is at least a reasonable possibility that a loss or additional losses may have been incurred and whether an estimate of possible loss or range of loss can be made.

The ultimate outcome of legal actions is unpredictable and can be subject to significant uncertainties, and it is difficult to determine whether any loss is probable or even possible. Additionally, it is also difficult to estimate the amount of loss and there may be matters for which a loss is probable or reasonably possible but not currently estimable. Thus, actual losses may be in excess of any recorded liability or the range of reasonably possible loss. The Company believes the ultimate outcome of any potential lawsuits, proceedings and reviews will likely not, individually or in the aggregate, have a material adverse effect on its consolidated financial position, liquidity or results of operations and that the Company's current accruals cover matters where loss is deemed probable and can be reasonably estimated.

In situations where the Company may be a plaintiff and receives, or expects to receive, a favorable ruling related to litigation, the Company follows the accounting standards codification guidance for gain contingencies. The Company does not recognize a gain contingency within its consolidated financial statements prior to the settlement of the underlying events or contingencies associated with the gain contingency. As a result, the consideration related to a gain contingency is recorded in the Company's consolidated financial statements during the period in which all underlying events or contingencies are resolved and the gain is realized. During the year ended December 31, 2024, the Company agreed to settlement with a former aircraft lessor regarding a breach of contract claim in exchange for the Company's receipt of $40 million in damages. The settlement amount is final and may not be appealed further by either party. For the year ended December 31, 2024, the $40 million was recognized within other operating expenses on the Company's consolidated statements of operations.

Employees

The Company has seven union-represented employee groups that together represented approximately 86% of all employees as of December 31, 2025. The table below sets forth the Company's employee groups and status of the collective bargaining agreements as of December 31, 2025:

Employee Group	Representative	Amendable Date [a]	Percentage of Workforce December 31, 2025
Pilots	Air Line Pilots Association ("ALPA")	January 2024[b]	29%
Flight Attendants	Association of Flight Attendants ("AFA-CWA")	May 2024[c]	48%
Aircraft Technicians	International Brotherhood of Teamsters ("IBT")	May 2025[d]	6%
Aircraft Appearance Agents	IBT	July 2030	1%
Dispatchers	Transport Workers Union ("TWU")	August 2028	1%
Material Specialists	IBT	November 2030[e]	1%
Maintenance Controllers	IBT	December 2030[f]	<1%

_____

(a) Subject to standard early opener provisions.

(b) ALPA filed for mediation through the National Mediation Board (the "NMB") in January 2024, and the parties are meeting regularly as part of the mediation process. Pursuant to the U.S. Railway Labor Act (the "RLA"), the parties continue to be bound by the existing agreements as negotiations continue.

(c) AFA-CWA filed for mediation through the NMB in October 2024, and the parties are meeting monthly as part of the mediation process, with the first meeting held in February 2025. Pursuant to the RLA, the parties continue to be bound by the existing agreements as negotiations continue.

(d) The Company's collective bargaining agreements with its aircraft technicians, represented by IBT, were still amendable as of December 31, 2025. Pursuant to the United States Railway Labor Act (the "RLA"), the parties continue to be bound by the existing agreements as negotiations continue.

(e) Effective as of November 7, 2025, a new five-year agreement with the Company's material specialists was executed.

(f) Effective as of December 10, 2025, a new five-year agreement with the Company's maintenance controllers was executed.

The Company is self-insured for health care claims, subject to a stop-loss policy, for eligible participating employees and qualified dependent medical and dental claims, subject to deductibles and limitations. The Company's liabilities for claims incurred but not reported are determined based on an estimate of the ultimate aggregate liability for claims incurred. The estimate is calculated from actual claim rates and adjusted periodically as necessary. The Company had accrued $7 million and $6 million for health care claims estimated to be incurred but not yet paid as of December 31, 2025 and 2024, respectively, which are included as a component of other current liabilities on the Company's consolidated balance sheets.

General Indemnifications

The Company has various leases with respect to real property as well as various agreements among airlines relating to fuel consortia or fuel farms at airports. Under some of these contracts, the Company is party to joint and several liability regarding environmental damages. Under others, where the Company is a member of an LLC or other entity that contracts directly with the airport operator, liabilities are borne through the fuel consortia structure.

The Company's aircraft, services, equipment lease and sale and financing agreements typically contain provisions requiring the Company, as the lessee, obligor or recipient of services, to indemnify the other parties to those agreements, including certain of those parties' related persons, against virtually any liabilities that might arise from the use or operation of the aircraft or such other equipment. The Company believes that its insurance would cover most of its exposure to liabilities and related indemnities associated with the commercial real estate leases and aircraft, services, equipment lease and sale and financing agreements described above.

Certain of the Company's aircraft and other financing transactions include provisions that require payments to preserve an expected economic return to the lenders if that economic return is diminished due to certain changes in law or regulations. In certain of these financing transactions and other agreements, the Company also bears the risk of certain changes in tax laws that would subject payments to non-U.S. entities to withholding taxes.

Certain of these indemnities survive the length of the related financing or lease. The Company cannot reasonably estimate the potential future payments under the indemnities and related provisions described above because it cannot predict (i) when and under what circumstances these provisions may be triggered, and (ii) the amount that would be payable if the provisions were triggered because the amounts would be based on facts and circumstances existing at such time.

12. Earnings (Loss) per Share

Basic and diluted earnings (loss) per share are computed pursuant to the two-class method. Under the two-class method, the Company attributes net income to common stock and other participating rights (including those with vested share-based awards). Basic earnings per share is calculated by taking net income, less earnings allocated to participating rights, divided by the basic weighted-average common stock outstanding. Loss per share is calculated by taking net loss divided by basic weighted-average common stock outstanding as participating rights do not share in losses. In accordance with the two-class method, diluted earnings per share is calculated using the more dilutive impact of the treasury-stock method or from reducing net income for the earnings allocated to participating rights.

The following table sets forth the computation of earnings (loss) per share on a basic and diluted basis pursuant to the two-class method for the periods indicated (in millions, except for share and per share data):

		Year Ended December 31,				
		2025		2024		2023
Basic:						
Net income (loss)	$	(137)	$	85	$	(11)
Less: net income attributable to participating rights		—		(1)		—
Net income (loss) attributable to common stockholders	$	(137)	$	84	$	(11)
Weighted-average common shares outstanding, basic		227,773,074		224,333,034		220,097,989
Earnings (loss) per share, basic	$	(0.60)	$	0.37	$	(0.05)
Diluted:						
Net income (loss)	$	(137)	$	85	$	(11)
Less: net income attributable to participating rights		—		(1)		—
Net income (loss) attributable to common stockholders	$	(137)	$	84	$	(11)
Weighted-average common shares outstanding, basic		227,773,074		224,333,034		220,097,989
Effect of dilutive potential common shares		—		2,159,100		—
Weighted-average common shares outstanding, diluted		227,773,074		226,492,134		220,097,989
Earnings (loss) per share, diluted	$	(0.60)	$	0.37	$	(0.05)

Due to the net loss for the years ended December 31, 2025 and 2023, diluted weighted-average shares outstanding are equal to basic weighted-average shares outstanding because the effect of all equity awards is anti-dilutive. Approximately 5,062,050 shares were excluded from the computation of diluted weighted-average shares for the year ended December 31, 2024, due to anti-dilutive effects.

13. Income Taxes

The components of income tax expense are as follows (in millions):

	Year Ended December 31,		
	2025	**2024**	**2023**
Current:			
Federal	$ —	$ —	$ (1)
State and local	—	—	1
Foreign	—	1	—
Current income tax expense (benefit)	—	1	—
Deferred:			
Federal	2	(4)	41
State and local	1	4	2
Deferred income tax expense (benefit)	3	—	43
Total income tax expense (benefit)	$ 3	$ 1	$ 43

The income tax provision differs from that computed at the federal and state statutory corporate tax rate as follows (in millions):

	Year Ended December 31,					
	2025		**2024**		**2023**	
U.S. Federal Statutory Income Tax Rate	$ (28)	21.0 %	$ 18	21.0 %	$ 7	21.0 %
State Taxes, Net of Federal Benefit[a]	1	(0.7)	5	5.8	3	9.8
Foreign Tax Effects:						
Other	1	(0.7)	1	1.2	1	3.1
Tax Credits:						
Research and Development and Other Tax Credits	(2)	1.5	(1)	(1.2)	(1)	(3.1)
Changes in Valuation allowance	28	(21.1)	(23)	(26.8)	35	109.4
Nontaxable or Nondeductible Items:						
Share-Based Compensation	—	—	—	—	(5)	(15.1)
Executive Compensation	2	(1.5)	(1)	(1.2)	1	3.1
Meals and Entertainment	1	(0.7)	1	1.2	1	3.1
Other	—	—	1	1.2	1	3.1
Effective income tax rate and impact	$ 3	(2.2)%	$ 1	1.2 %	$ 43	134.4 %

(a) During the year ended December 31, 2025, state taxes in California, Florida, Colorado and Oregon comprised greater than 50% of the tax effect in this category. During the year ended December 31, 2024, state taxes in Colorado comprised greater than 50% of the tax effect in this category. During the year ended December 31, 2023, state taxes in California, Florida, Georgia, Iowa and Maryland comprised greater than 50% of the tax effect in this category.

The effective tax rate for the year ended December 31, 2025 was lower than the statutory rate, primarily due to an increase in the Company's valuation allowance relating to U.S. federal and state net operating losses ("NOLs"), compared to a lower effective tax rate for the year ended December 31, 2024 due to a decrease in the Company's valuation allowance relating to U.S. federal and state NOLs. The effective tax rate for the year ended December 31, 2023 was higher than the statutory rate, primarily due to the establishment of valuation allowances against the Company's U.S. federal and state NOL carryforwards and limitations on the compensation provided to certain executives pursuant to Internal Revenue Code section 162(m), partially offset by windfall benefits recognized with respect to stock based compensation.

The Company had net tax payments/(refunds) of $1 million for the year ended December 31, 2025 and less than $1 million for each of the years ended December 31, 2024 and 2023, respectively.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement and income tax purposes. The following table shows the components of the Company's deferred tax assets and liabilities (in millions):

	December 31,	
	2025	**2024**
Deferred tax assets:		
Operating lease liability	$ 1,106	$ 895
Leasehold interest	13	—
Net operating losses	124	67
Nondeductible accruals	31	33
Deferred revenue	—	9
Income tax credits	3	1
Valuation allowance	(65)	(30)
Other	13	13
Deferred tax assets	**$ 1,225**	**$ 988**
Deferred tax liabilities:		
Right-of-use asset	$ (1,096)	$ (887)
Property and equipment	(38)	(42)
Intangibles	(6)	(6)
Prepaid maintenance expense	(93)	(59)
Other	(4)	(2)
Deferred tax liabilities	**(1,237)**	**(996)**
Net deferred tax assets (liabilities)	**$ (12)**	**$ (8)**

As of December 31, 2025, the Company's net deferred tax liability balance was $12 million, and was classified within other long-term liabilities on the Company's consolidated balance sheet. This balance included $124 million of deferred tax assets related to NOL carry forwards which are made up of $93 million of federal NOLs, which do not expire, $16 million of state NOLs, which expire from one year to having no expiration, and $15 million of foreign NOLs, which start to expire in 19 years. The Company recognizes a valuation allowance when it is more likely than not that some portion, or all, of the Company's deferred tax assets, will not be realized. The Company considers sources of taxable income from prior period carryback periods, future reversals of existing taxable temporary differences, tax planning strategies and future taxable income when assessing the future utilization of deferred tax assets.

The Company considers all available positive and negative evidence in determining the need for a valuation allowance. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over recent periods. Such objective evidence limits the ability to consider other subjective evidence, such as projections for future profitability to utilize deferred tax assets.

The Company concluded that as of December 31, 2025, it is more likely than not that the benefit from a portion of its federal, state and foreign deferred tax assets will not be realized. Accordingly, the Company maintained a valuation allowance of $65 million against its deferred tax assets for U.S. federal, state and foreign NOL carryforwards, which reflects the impact of expected income generated as a result of future reversals of existing taxable temporary differences. As a result of the change in the overall net deferred tax position, the Company recorded a $35 million income tax expense for the year ended December 31, 2025 due to an increase of the valuation allowance.

The following table shows the components of the Company's unrecognized tax benefits related to uncertain tax positions (in millions):

	2025	2024	2023
Unrecognized tax benefits at January 1	$ —	$ —	$ 1
Decrease for tax positions taken during prior period	—	—	(1)
Increase for tax positions taken during current period	1	—	—
Unrecognized tax benefits at December 31	$ 1	$ —	$ —

During 2025, the Company recognized an increase in its liability for unrecognized tax benefits related to both prior year and current year positions. The Company accrues interest and penalty, as needed, related to unrecognized tax benefits in its provision for income taxes. The amounts recorded in the Company's consolidated financial statements related to interest and penalties were less than $1 million for each of the years ended December 31, 2025, 2024 and 2023, respectively.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company's federal income tax returns for tax years 2022 and forward remain open. Additionally, various tax years remain open to examination by state and local taxing jurisdictions.

On July 4, 2025, H.R. 1, the One Big Beautiful Bill Act (the "OBBBA") was signed into law in the United States. Among other changes, the OBBBA modifies key business tax provisions, including, but not limited to, 100% bonus depreciation, reverting to the higher, EBITDA-based, business interest expense limitation and modifying certain international tax provisions. The Company does not expect these provisions will have a material impact on its consolidated financial statements.

14. Fair Value Measurements

Under ASC 820, *Fair Value Measurements and Disclosures*, disclosures relating to how fair value is determined for assets and liabilities are required, and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs, as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes several valuation techniques in order to assess the fair value of its financial assets and liabilities.

Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash are comprised of liquid money market funds, time deposits and cash, and are categorized as Level 1 instruments. The Company maintains cash with various high-quality financial institutions. See Note 1 for additional information on the Company's restricted cash balances. Cash, cash equivalents and restricted cash are carried at cost, which management believes approximates fair value.

Debt

The estimated fair value of the Company's debt agreements has been determined to be Level 3 measurement, as certain inputs used to determine the fair value of these agreements are unobservable. The Company utilizes a discounted cash flow method to estimate the fair value of the Level 3 debt.

The carrying amounts and estimated fair values of the Company's debt are as follows (in millions):

	December 31, 2025		December 31, 2024	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Secured debt:				
Pre-delivery Credit Facilities	$ 348	$ 352	$ 329	$ 333
Building notes	—	—	12	12
2025-1 EETCs	105	109	—	—
Unsecured debt:				
Affinity card advance purchase of miles	101	100	100	98
PSP Promissory Notes	66	65	66	62
Total debt	**$ 620**	**$ 626**	**$ 507**	**$ 505**

The tables below present disclosures about the fair value of assets and liabilities measured at fair value on a recurring basis in the Company's consolidated financial statements (in millions):

		Fair Value Measurements as of December 31, 2025			
Description	Balance Sheet Classification	Total	Level 1	Level 2	Level 3
Cash, cash equivalents and restricted cash	Cash and cash equivalents	$ 671	$ 671	$ —	$ —

		Fair Value Measurements as of December 31, 2024			
Description	Balance Sheet Classification	Total	Level 1	Level 2	Level 3
Cash, cash equivalents and restricted cash	Cash and cash equivalents	$ 740	$ 740	$ —	$ —

The Company had no transfers of assets or liabilities between fair value hierarchy levels during the years ended December 31, 2025 and 2024.

15. Related Parties

Management Services

Certain substantial stockholders of the Company are affiliates of Indigo Partners, LLC ("Indigo Partners"), which provides management services to the Company, for which the Company is assessed a quarterly fee. The Company recorded $2 million for each of the years ended December 31, 2025, 2024 and 2023, respectively, which are included as other operating expenses within the Company's consolidated statements of operations.

Codeshare Arrangement

The Company entered into a codeshare agreement with Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (an airline based in Mexico doing business as "Volaris") during 2018. Two of the Company's directors are members of the board of directors of Volaris and one is an honorary director.

In August 2018, the Company and Volaris began operating scheduled codeshare flights. Each party bears its own costs and expenses of performance under the codeshare agreement. The codeshare agreement is subject to automatic renewals and may be terminated by either party at any time upon the satisfaction of certain conditions.

ITEM 9. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control Over Financial Reporting

During the three months ended December 31, 2025, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their desired objectives and, as noted above, our principal executive officer and principal financial officer believe that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control-Integrated Framework. Based on that evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, which also audited our Consolidated Financial Statements for the year ended December 31, 2025. Ernst & Young LLP's report on our internal control over financial reporting is included herein.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the fiscal quarter ended December 31, 2025, none of our directors or officers adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any other "non-Rule 10b5-1 trading arrangement."

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

We have adopted insider trading policies and procedures, which are included as Exhibit 19.1 to this Annual Report on Form 10-K, that govern the purchase, sale and other dispositions of our securities by our directors, officers and employees. These policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Annual Report on Form 10-K:

(1) Consolidated Financial Statements

Our consolidated financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable, not material, or the required information is shown in Part II, Item 8 of this Annual Report on Form 10-K.

(3) Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Date	Number	
3.1	Amended and Restated Certificate of Incorporation of Frontier Group Holdings, Inc.	8-K	001-40304	5/16/2025	3.1	
3.2	Amended and Restated Bylaws of Frontier Group Holdings, Inc.	8-K	001-40304	7/25/2024	3.1	
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.	10-K	001-40304	2/18/2025	4.1	
4.2	Form of Common Stock Certificate.	S-1	333-254004	3/8/2021	4.2	
4.3	Form of Common Stock Warrant.	10-Q	001-40304	8/8/2024	4.2	
4.4	Registration Rights Agreement, dated April 6, 2021, by and among Frontier Group Holdings, Inc. and Indigo Frontier Holdings Company, LLC.	8-K	001-40304	4/6/2021	4.1	
4.5†	Warrant Agreement, dated as of April 30, 2020, between Frontier Group Holdings, Inc. and the United States Department of the Treasury.	S-1	333-254004	3/8/2021	10.35	
4.6	Warrant Agreement, dated as of September 28, 2020, between Frontier Group Holdings, Inc. and the United States Department of the Treasury.	S-1	333-254004	3/8/2021	10.38	
4.7	Warrant Agreement, dated as of January 15, 2021, between Frontier Group Holdings, Inc. and the United States Department of the Treasury.	S-1	333-254004	3/8/2021	10.43	
4.8	Warrant Agreement, dated as of April 29, 2021, between Frontier Group Holdings, Inc. and the United States Department of the Treasury.	10-Q	001-40204	5/13/2021	4.5	
10.1(a)#	2014 Equity Incentive Plan.	S-1	333-254004	3/8/2021	10.2(a)	
10.1(b)#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2014 Equity Incentive Plan.	S-1	333-254004	3/8/2021	10.2(b)	

10.1(c)#	Form of Stock Purchase Right Grant Notice and Restricted Stock Purchase Agreement for Non-Employee Directors.	S-1	333-254004	3/8/2021	10.2(c)
10.1(d)#	Form of Restricted Stock Unit Award Grant Notice and RSU Award Agreement under the 2014 Equity Incentive Plan.	S-1	333-254004	3/8/2021	10.2(d)
10.1(e)#	Form of Performance Stock Unit and Grant Agreement under the 2021 Equity Incentive Plan.	10-Q	001-40304	5/1/2025	10.1
10.2(a)#	2021 Incentive Award Plan.	S-1/A	333-254004	3/23/2021	10.3(a)
10.2(b)#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2021 Incentive Award Plan.	S-1/A	333-254004	3/19/2021	10.3(b)
10.2(c)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2021 Incentive Award Plan.	S-1/A	333-254004	3/19/2021	10.3(c)
10.2(d)#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2021 Incentive Award Plan, effective for grants after October 25, 2023.	10-K	001-40304	2/20/2024	10.2(d)
10.3#	Form of Indemnification Agreement for directors and officers.	S-1	333-254004	3/8/2021	10.4
10.4#	Form of Bonus Letter	8-K	001-40204	6/21/2021	10.1
10.5#	Employment Agreement, dated as of March 15, 2016, by and between Frontier Airlines, Inc. and Barry L. Biffle.	S-1	333-254004	3/8/2021	10.5
10.6(a)#	Amended and Restated Employment Agreement, dated as of April 13, 2017, by and between Frontier Airlines, Inc. and James G. Dempsey.	S-1	333-254004	3/8/2021	10.6
10.6(b)#	Amendment to Amended and Restated Employment Agreement, dated as of October 16, 2023, by and between Frontier Airlines, Inc. and James G. Dempsey.	10-K	001-40304	2/20/2024	10.6(b)
10.7#	Employment Letter, dated as of October 16, 2023, by and between Frontier Airlines, Inc. and Mark C. Mitchell.	10-K	001-40304	2/20/2024	10.7
10.8#	Employment Letter, dated as of February 6, 2024, by and between Frontier Airlines, Inc. and Howard M. Diamond.	10-Q	001-40304	5/2/2024	10.3
10.9#	Employment Letter, dated as of February 13, 2019, by and between Frontier Airlines, Inc. and Trevor J. Stedke.	S-1	333-254004	3/8/2021	10.11
10.10#	Employment Letter, dated as of November 30, 2023, by and between Frontier Airlines, Inc. and Alex Clerc.	10-Q	001-40304	5/2/2024	10.1
10.11#	Employment Letter, dated as of February 6, 2024, by and between Frontier Airlines, Inc. and Steven C. Schuller.	10-Q	001-40304	5/2/2024	10.2
10.12#	Employment Letter, dated as of February 29, 2024, by and between Frontier Airlines, Inc. and Robert Schroeter.	10-Q	001-40304	5/2/2024	10.4
10.13#	Employment Letter, dated as of August 28, 2025, by and between Frontier Airlines, Inc. and Jeffrey Mathew	10-Q	001-40304	11/5/2025	10.3
10.14#	Non-Employee Director Compensation Program, as amended on February 8, 2023.	10-Q	001-40304	5/3/2023	10.1

10.15#	Professional Services Agreement, dated December 3, 2013, by and among Indigo Partners LLC, Frontier Airlines Holdings, Inc. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.14
10.15(a)†	Airbus A320 Family Aircraft Purchase Agreement, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1	333-254004	3/8/2021	10.16(a)
10.15(b)†	Amended and Restated Letter Agreement No. 1, dated as of December 28, 2017, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(b)
10.15(c)†	Third Amended and Restated Letter Agreement No. 2, dated as of November 13, 2021, by and between Airbus S.A.S. and Frontier Airlines, Inc.	10-K	001-40304	2/23/2022	10.17(c)
10.15(d)†	Second Amended and Restated Letter Agreement No. 3, dated as of October 9, 2019, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(d)
10.15(e)†	Amended and Restated Letter Agreement No. 4, dated as of December 28, 2017, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(e)
10.15(f)†	Letter Agreement No. 5, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1	333-254004	3/8/2021	10.16(f)
10.15(g)†	Letter Agreement No. 6A, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1	333-254004	3/8/2021	10.16(g)
10.15(h)†	Letter Agreement No. 6B, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1	333-254004	3/8/2021	10.16(h)
10.15(i)†	Letter Agreement No. 6D, dated as of October 9, 2019, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(i)
10.15(j)†	Letter Agreement No. 6D-1, dated as of October 9, 2019, by and between and Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(j)
10.15(k)†	Letter Agreement No. 6D-2, dated as of October 9, 2019, by and between and Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(k)
10.15(l)†	Letter Agreement No. 6D-3, dated as of October 9, 2019, by and between and Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(l)
10.15(m)†	Amended and Restated Letter Agreement No. 7, dated as of December 28, 2017, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(m)
10.15(n)†	Letter Agreement No. 8, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1	333-254004	3/8/2021	10.16(n)
10.15(o)†	Letter Agreement No. 9, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1	333-254004	3/8/2021	10.16(o)
10.15(p)†	Amended and Restated Letter Agreement No. 10, dated as of October 9, 2019, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(p)
10.15(q)†	Letter Agreement No. 11, dated as of November 13, 2021, by and between Airbus S.A.S. and Frontier Airlines, Inc.	10-K	001-40304	2/23/2022	10.17(q)

10.15(r)†	Amendment No. 1 to Airbus A320 Family Aircraft Purchase Agreement, dated as of January 10, 2013, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1	333-254004	3/8/2021	10.16(q)
10.15(s)†	Amendment No. 2 to Airbus A320 Family Aircraft Purchase Agreement, dated as of December 3, 2013, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(r)
10.15(t)†	Amendment No. 3 to Airbus A320 Family Aircraft Purchase Agreement, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(s)
10.15(u)†	Amendment No. 4 to Airbus A320 Family Aircraft Purchase Agreement, dated as of August 7, 2017, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(t)
10.15(v)†	Amendment No. 5 to Airbus A320 Family Aircraft Purchase Agreement, dated as of December 28, 2017, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(u)
10.15(w)†	Amendment No. 6 to Airbus A320 Family Aircraft Purchase Agreement, dated as of July 1, 2019, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(v)
10.15(x)†	Amendment No. 7 to Airbus A320 Family Aircraft Purchase Agreement, dated as of October 9, 2019, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(w)
10.15(y)†	Amendment No. 8 to Airbus A320 Family Aircraft Purchase Agreement, dated as of March 16, 2020, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(x)
10.15(z)†	Amendment No. 9 to Airbus A320 Family Aircraft Purchase Agreement, dated as of May 4, 2020, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(y)
10.15(aa)†	Amendment No. 10 to Airbus A320 Family Aircraft Purchase Agreement, dated as of December 2, 2020, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(z)
10.15(bb)†	Amendment No. 11 to Airbus A320 Family Aircraft Purchase Agreement, dated as of November 13, 2021, by and between Airbus S.A.S. and Frontier Airlines, Inc.	10-K	001-40304	2/23/2022	10.17(bb)
10.15(cc)†	Amendment No. 12 to Airbus A320 Family Aircraft Purchase Agreement, dated as of March 31, 2022, by and between Airbus S.A.S. and Frontier Airlines, Inc.	10-K	001-40304	2/22/2023	10.17(cc)
10.15(dd)†	Amendment No. 13 to Airbus A320 Family Aircraft Purchase Agreement, dated as of December 16, 2022, by and between Airbus S.A.S. and Frontier Airlines, Inc.	10-K	001-40304	2/22/2023	10.17(dd)
10.15(ee)†	Amendment No. 14 to Airbus A320 Family Purchase Agreement, dated as of March 31, 2023, by and between Airbus S.A.S. and Frontier Airlines, Inc.	10-Q	001-40304	5/3/2023	10.2
10.15(ff)†	Amendment No. 15 to Airbus A320 Family Purchase Agreement, dated as of June 28, 2023, by and between Airbus S.A.S. and Frontier Airlines, Inc.	10-Q	001-40304	8/1/2023	10.1
10.15(gg)†	Amendment No. 16 to Airbus A320 Family Purchase Agreement, dated as of August 9, 2023, by and between Airbus S.A.S. and Frontier Airlines, Inc.	10-Q	001-40304	10/26/2023	10.1

10.15(hh)†	Amendment No. 17 to Airbus A320 Family Purchase Agreement, dated as of September 28, 2023, by and between Airbus S.A.S. and Frontier Airlines, Inc.	10-Q	001-40304	10/26/2023	10.2	
10.15(ii)†	Letter Agreement, dated as of December 28, 2017, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.16(aa)	
10.15(jj)†	Amendment No. 18 to Airbus A320 Family Aircraft Purchase Agreement, dated as of July 31, 2024, by and between Airbus S.A.S. and Frontier Airlines, Inc.	10-Q	001-40304	10/29/2024	10.5(a)	
10.15(kk)†	Amendment No. 19 to Airbus A320 Family Aircraft Purchase Agreement, dated as of September 25, 2024, by and between Airbus S.A.S. and Frontier Airlines, Inc.	10-Q	001-40304	10/29/2024	10.5(b)	
10.16(a)†	Airbus A321 Aircraft Purchase Agreement, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.17(a)	
10.16(b)†	Letter Agreement No. 5, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.17(b)	
10.16(c)†	Letter Agreement No. 6A, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.17(c)	
10.16(d)†	Letter Agreement No. 6B, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.17(d)	
10.16(e)†	Letter Agreement No. 8, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.17(e)	
10.16(f)†	Letter Agreement No. 9, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.17(f)	
10.17(a)†	Amended and Restated Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of September 15, 2020, by and between Frontier Airlines, Inc. and Barclays Bank Delaware, formerly known as Juniper Bank.	S-1/A	333-254004	3/18/2021	10.18	
10.17(b)†	First Amendment to the Amended and Restated Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of June 29, 2021, by and between Barclays Bank Delaware and Frontier Airlines, Inc.	10-Q	001-40304	8/1/2023	10.6	
10.17(c)†	Second Amendment to the Amended and Restated Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of May 23, 2023, by and between Barclays Bank Delaware and Frontier Airlines, Inc.	10-Q	001-40304	8/1/2023	10.7	
10.17(d)†	Third Amendment to the Amended and Restated Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of September 6, 2024, by and between Barclays Bank Delaware and Frontier Airlines, Inc.	10-Q	001-40304	10/29/2024	10.4(a)	
10.17(e)†	Fourth Amendment to the Amended and Restated Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of September 26, 2024, by and between Barclays Bank Delaware and Frontier Airlines, Inc.	10-Q	001-40304	10/29/2024	10.4(b)	
10.17(f)†	Fifth Amendment to the Amended and Restated Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of December 23, 2025, by and between Barclays Bank Delaware and Frontier Airlines, Inc.					X

10.18(a)†	General Terms Agreement No. 6-13616, dated as of June 30, 2000, by and between Frontier Airlines, Inc., CFM International, Inc. and Societe Nationale D'Etude et de Construction de Monteurs d'Aviation.	S-1	333-254004	3/8/2021	10.19(a)
10.18(b)†	Letter Agreement No. 1, dated as of June 30, 2000, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1	333-254004	3/8/2021	10.19(b)
10.18(c)†	Letter Agreement No. 2, dated as of November 20, 2002, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1	333-254004	3/8/2021	10.19(c)
10.18(d)†	Letter Agreement No. 3, dated as of August 1, 2003, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1	333-254004	3/8/2021	10.19(d)
10.18(e)†	Letter Agreement No. 4, dated as of March 26, 2004, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1	333-254004	3/8/2021	10.19(e)
10.18(f)†	Letter Agreement No. 5, dated as of April 11, 2006, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1	333-254004	3/8/2021	10.19(f)
10.18(g)	Amendment No. 1 to GTA 6-13616, dated as of June 6, 2009, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1	333-254004	3/8/2021	10.19(g)
10.18(h)†	Letter Agreement No. 7, dated as of October 25, 2011, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1	333-254004	3/8/2021	10.19(h)
10.18(i)†	Letter Agreement No. 8, dated as of December 23, 2014, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1	333-254004	3/8/2021	10.19(i)
10.18(j)†	Letter Agreement No. 9, dated as of August 3, 2015, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1	333-254004	3/8/2021	10.19(j)
10.19(a)†	General Terms Agreement No. CFM-1 1-2576101711, dated as of October 17, 2011, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1	333-254004	3/8/2021	10.20(a)
10.19(b)†	Letter Agreement No. 1 to General Terms Agreement No. CFM-1 1-2576101711, dated as of October 26, 2011, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1	333-254004	3/8/2021	10.20(b)
10.19(c)†	Amendment No. 1 to Letter Agreement No. 1, dated as of December 23, 2014, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1	333-254004	3/8/2021	10.20(c)
10.20†	Purchase Terms Agreement (Material-Single Event), dated as of November 5, 2014, by and between Frontier Airlines, Inc. and Lufthansa Technik AG.	S-1	333-254004	3/8/2021	10.21
10.21(a)†	Navitaire Hosted Services Agreement, dated as of June 20, 2014, by and between Frontier Airlines, Inc. and Navitaire LLC.	S-1	333-254004	3/8/2021	10.22(a)
10.21(b)†	Amendment No. 1 to Navitaire Hosted Services Agreement, dated as of March 1, 2015, by and between Frontier Airlines, Inc. and Navitaire LLC.	S-1	333-254004	3/8/2021	10.22(b)
10.21(c)†	Amendment No. 2 to Navitaire Hosted Services Agreement, dated as of April 10, 2015, by and between Frontier Airlines, Inc. and Navitaire LLC.	S-1	333-254004	3/8/2021	10.22(c)

10.21(d)†	Amendment No. 3 to Navitaire Hosted Services Agreement, dated as of January 1, 2016, by and between Frontier Airlines, Inc. and Navitaire LLC.	S-1	333-254004	3/8/2021	10.22(d)
10.22(a)†	Tenth Amended and Restated Credit Agreement, dated as of September 26, 2024, by and among Vertical Horizons, Ltd., as borrower, each lender identified on Schedule I thereto, and Bank of Utah, not in its individual capacity but solely as security trustee.	10-Q	001-40304	10/29/2024	10.2(a)
10.22(b)†	Amended and Restated Step-In Agreement, dated as of September 26, 2024, by and among Vertical Horizons, Ltd., as buyer, Bank of Utah, not in its individual capacity but solely as security trustee, and Airbus S.A.S.	10-Q	001-40304	10/29/2024	10.2(b)
10.22(c)†	Eleventh Amended and Restated Credit Agreement, dated as of December 24, 2025, by and among Vertical Horizons, Ltd., as borrower, each lender identified on Schedule I thereto, and Bank of Utah, not in its individual capacity but solely as security trustee.				X
10.22(d)†	Amended and Restated Step-In Agreement, dated as of December 24, 2025, by and among Vertical Horizons, Ltd., as buyer, Bank of Utah, not in its individual capacity but solely as security trustee, and Airbus S.A.S.				X
10.23(a)†	Credit Agreement, dated as of September 26, 2024, by and among Vertical Horizons JSA Limited, as borrower, JSA International U.S. Holdings, LLC, as lender and administrative agent, and Bank of Utah, not in its individual capacity but solely as security trustee.	10-Q	001-40304	10/29/2024	10.1(a)
10.23(b)†	Step-In Agreement, dated as of September 26, 2024, by and between Frontier Group Holdings, Inc., as guarantor, Frontier Airlines, Inc., as original buyer, Vertical Horizons JSA Limited, as buyer, JSA International U.S. Holdings, LLC, as financier, and Airbus S.A.S.	10-Q	001-40304	10/29/2024	10.1(b)
10.24(a)†	Revolving Loan and Guaranty Agreement, dated as of September 26, 2024, by and among Frontier Brand Intellectual Property, Ltd. and Frontier Loyalty Programs, Ltd., as borrowers, Frontier Airlines, Inc., Frontier Group Holdings, Inc., Frontier Airlines Holdings, Inc., Frontier Finance 1, Ltd., Frontier Finance 2, Ltd. and the other guarantors from time to time party thereto, as guarantors, Citibank N.A., as administrative agent and collateral agent, and the lenders party thereto.	10-Q	001-40304	10/29/2024	10.3
10.24(b)†	Omnibus Amendment No. 1 to Revolving Loan and Guaranty Agreement, dated as of December 27, 2024, by and among Frontier Brand Intellectual Property, Ltd. and Frontier Loyalty Programs, Ltd., as borrowers, Frontier Airlines, Inc., Frontier Airlines Holdings, Inc., Frontier Group Holdings, Inc., Frontier Finance 1, Ltd., and Frontier Finance 2, Ltd., as guarantors, the lenders party thereto, and Citibank, N.A., as administrative and collateral agent, depository and securities intermediary.	10-K	001-40304	2/18/2025	10.24(b)

10.24(c)†	[Amendment No. 2 to Revolving Loan and Guaranty Agreement, dated as of July 30, 2025, among Frontier Brand Intellectual Property, Ltd. and Frontier Loyalty Programs, Ltd., as borrowers, Frontier Airlines, Inc., Frontier Airlines Holdings, Inc., Frontier Group Holdings, Inc., Frontier Finance 1, Ltd. and Frontier Finance 2, Ltd., as guarantors, the lenders party thereto, and Citibank, N.A., as administrative agent, collateral agent depository and securities intermediary]					X
10.24(d)†	[Increase Joinder to Revolving Loan and Guaranty Agreement, dated as of December 16, 2025, by and among Frontier Brand Intellectual Property, Ltd. and Frontier Loyalty Programs, Ltd., as borrowers, Frontier Airlines, Inc., Frontier Airlines Holdings, Inc., Frontier Group Holdings, Inc., Frontier Finance 1, Ltd., and Frontier Finance 2, Ltd., as guarantors, the lenders party thereto, and Citibank, N.A., as administrative agent and collateral agent.]					X
10.25†	[Master Services Agreement, dated April 26, 2023, by and among Frontier Airlines Holdings, Inc., on behalf of itself and Frontier Airlines, Inc., U.S. Bank National Association, acting through its Canadian branch, Elavon Company Canada, and Elavon Inc.]	10-Q	001-40304	8/1/2023	10.5	
10.25(a)†	[Amendment No. 1 to Master Services Agreement, dated December 29, 2025, by and among Frontier Airlines Holdings, Inc., on behalf of itself and Frontier Airlines, Inc., U.S. Bank National Association, acting through its Canadian branch, Elavon Company Canada, and Elavon Inc.]					X
10.26(a)†	[Rate per Flight Hour Agreement, dated as of August 29, 2017, by and between CFM International, Inc. and Frontier Airlines, Inc.]	S-1	333-254004	3/8/2021	10.31(a)	
10.26(b)†	[Amendment No. 1 to Rate per Flight Hour Agreement, dated as of August 29, 2017, by and between CFM International, Inc. and Frontier Airlines, Inc.]	S-1	333-254004	3/8/2021	10.31(b)	
10.26(c)†	[Amendment No. 1 to Rate per Flight Hour Agreement, dated as of September 12, 2025, by and between CFM International Inc. and Frontier Airlines, Inc.]	10-Q	001-40304	11/5/2025	10.2(a)	
10.26(d)†	[Amendment No. 4 to Rate per Flight Hour Agreement, dated as of September 12, 2025, by and between CFM International Inc. and Frontier Airlines, Inc.]	10-Q	001-40304	11/5/2025	10.2(b)	
10.27(a)†	[Codeshare Agreement, dated as of January 16, 2018, by and between Concesionaria Vuela Compania Aviacion S.A.P.I. de C.V. and Frontier Airlines, Inc.]	S-1	333-254004	3/8/2021	10.32	
10.27(b)†	[Amendment No. One to Codeshare Agreement, dated as of May 22, 2018, by and between Frontier Airlines, Inc. and Concesionaria Vuela Compania Aviacion S.A.P.I. de C.V.]	10-Q	001-40304	8/8/2024	10.1	
10.27(c)	[Amendment No. Two to Codeshare Agreement, dated as of February 14, 2019, by and between Frontier Airlines, Inc. and Concesionaria Vuela Compania Aviacion S.A.P.I. de C.V.]	10-Q	001-40304	8/8/2024	10.2	
10.27(d)	[Amendment No. Three to Codeshare Agreement, dated as of April 12, 2024, by and between Frontier Airlines, Inc. and Concesionaria Vuela Compania Aviacion S.A.P.I. de C.V.]	10-Q	001-40304	8/8/2024	10.3	

10.27(e)†	Amendment No. Four to Codeshare Agreement, dated as of November 4, 2024, by and between Frontier Airlines, Inc. and Concesionaria Vuela Compania Aviacion S.A.P.I. de C.V.	10-K	001-12805	2/18/2025	10.27(e)†	
10.27(f)†	Amendment No. Five to Codeshare Agreement, dated as of November 12 2025, by and between Frontier Airlines, Inc. and Concesionaria Vuela Compania Aviacion S.A.P.I. de C.V.					X
10.28	Promissory Note, dated as of April 30, 2020, issued by Frontier Group Holdings, Inc. in the name of the United States Department of the Treasury and guaranteed by Frontier Airlines, Inc. and Frontier Airlines Holdings, Inc.	S-1	333-254004	3/8/2021	10.33	
10.29	Payroll Support Program Agreement, dated as of April 30, 2020, between Frontier Airlines, Inc. and the United States Department of the Treasury.	S-1	333-254004	3/8/2021	10.34	
10.30†	Loan and Guarantee Agreement, dated as of September 28, 2020, by and among Frontier Airlines, Inc., Frontier Group Holdings, Inc., the United States Department of the Treasury and The Bank of New York Mellon, as administrative and collateral agent.	S-1	333-254004	3/8/2021	10.37	
10.31	Letter Agreement, dated as of January 15, 2021, among Frontier Airlines, Inc., Frontier Group Holdings, Inc. and the United States Department of the Treasury and acknowledged by The Bank of New York Mellon, as administrative and collateral agent.	S-1	333-254004	3/8/2021	10.40	
10.32	Payroll Support Program Extension Agreement, dated as of January 15, 2021, between Frontier Airlines, Inc. and the United States Department of the Treasury.	S-1	333-254004	3/8/2021	10.41	
10.33	Promissory Note, dated as of January 15, 2021, issued by Frontier Group Holdings, Inc. in the name of the United States Department of the Treasury and guaranteed by Frontier Airlines, Inc. and Frontier Airlines Holdings, Inc.	S-1	333-254004	3/8/2021	10.42	
10.34	Payroll Support Program Agreement, dated as of April 29, 2021, between Frontier Airlines, Inc. and the United States Department of the Treasury.	10-Q	001-40304	5/13/2021	10.8	
10.35	Promissory Note, dated as of April 29, 2021, issued by Frontier Group Holdings, Inc. in the name of the United States Department of the Treasury and guaranteed by Frontier Airlines, Inc. and Frontier Airlines Holdings, Inc.	10-Q	001-40304	5/13/2021	10.9	
10.36(a)†	PW1100G-JM Engine Purchase and Support Agreement, dated as of April 13, 2020, by and between International Aero Engines, LLC and Frontier Airlines, Inc.	S-1	333-254004	3/8/2021	10.46	
10.36(b)†	Amendment No. 1 to PW1100G-JM Engine Purchase and Support Agreement, dated as of April 18, 2022, by and between International Aero Engines, LLC and Frontier Airlines, Inc.	10-Q	001-40304	7/27/2022	10.9	
10.36(c)†	PW1100G-JM Engine Purchase and Support Agreement and Fleet Management Program, dated as of July 24, 2025, by and between International Aero Engines, LLC and Frontier Airlines, Inc.	10-Q	001-40304	11/5/2025	10.1(a)	
10.36(d)†	Amendment No. 2, dated as of July 24, 2025, to PW1100G-JM Engine Purchase and Support Agreement by and between International Aero Engines, LLC and Frontier Airlines, Inc.	10-Q	001-40304	11/5/2025	10.1(b)	

10.36(e)†	[PW1100G-JM Spare Engine and Engine Thrust Intermix Agreement, dated as of July 24, 2025, by and between International Aero Engines, LLC and Frontier Airlines, Inc.](#)	10-Q	001-40304	11/5/2025	10.1(c)	
10.37†	[Indenture dated as of November 4, 2025, by and between Wilmington Trust, National Association and Frontier Airlines, Inc.](#)					X
19.1	[Insider Trading Compliance Policy and Procedures](#)	10-K	001-40304	2/20/2024	19.1	
21.1	[List of subsidiaries.](#)					X
23.1	[Consent of Ernst & Young LLP, independent registered public accounting firm.](#)					X
24.1	[Power of Attorney (included in the signature pages hereto).](#)					X
31.1	[Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)					X
31.2	[Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)					X
32.1*	[Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)					X
32.2*	[Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)					X
97.1	[Policy for Recovery of Erroneously Awarded Compensation of Frontier Group Holdings, Inc., dated as of October 2, 2023.](#)	10-K	001-40304	2/20/2024	97.1	
101.INS	Inline XBRL Instance Document - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101).					X

---

* The certifications furnished in Exhibits 32.1 and 32.2 here to are deemed to accompany this Annual Report on Form 10-K and are not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, irrespective of any general incorporation language contained in such filing.

\# Indicates management contract or compensatory plan.

†   Certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10).

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 18, 2026

By: /s/ Mark C. Mitchell

Mark C. Mitchell

Senior Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James G. Dempsey, Mark C. Mitchell, and Howard M. Diamond, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James G. Dempsey **James G. Dempsey**	Chief Executive Officer, President and Director *(Principal Executive Officer)*	February 18, 2026
/s/ Mark C. Mitchell **Mark C. Mitchell**	Chief Financial Officer *(Principal Financial Officer)*	February 18, 2026
/s/ Josh A. Wetzel **Josh A. Wetzel**	Chief Accounting Officer *(Principal Accounting Officer)*	February 18, 2026
/s/ William A. Franke **William A. Franke**	Director (Chair of the Board)	February 18, 2026
/s/ Andrew S. Broderick **Andrew S. Broderick**	Director	February 18, 2026
/s/ Josh T. Connor **Josh T. Connor**	Director	February 18, 2026
/s/ Brian H. Franke **Brian H. Franke**	Director	February 18, 2026
/s/ Robert J. Genise **Robert J. Genise**	Director	February 18, 2026
/s/ Bernard L. Han **Bernard L. Han**	Director	February 18, 2026
/s/ Ofelia Kumpf **Ofelia Kumpf**	Director	February 18, 2026

/s/ Nancy L. Lipson	Director	February 18, 2026
Nancy L. Lipson		
/s/ Patricia Salas Pineda	Director	February 18, 2026
Patricia Salas Pineda		
/s/ Anthony D. Salcido	Director	February 18, 2026
Anthony D. Salcido		
/s/ Alejandro D. Wolff	Director	February 18, 2026
Alejandro D. Wolff		